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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2011

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

        Sappi Limited's information below, which is furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

        In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs, including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

USE OF TERMS AND CONVENTIONS

        Unless otherwise specified or the context requires otherwise in this document:

  •
  References to "Sappi", "Sappi Group", "Sappi group", "Group", "we", "us" and "our" are to Sappi Limited together with its subsidiaries including, unless otherwise indicated, the Acquired Business (as defined below);

  •
  References to the "Acquired Business" and the "Acquisition" are to the coated graphic paper business and certain related uncoated graphic paper business activities of M-real Corporation and their acquisition by us on December 31, 2008;

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  References to the "2009 Refinancing" are to the refinancing that we implemented in August 2009 which was comprised of the following transactions: (a) the issuance of the 2014 Notes; (b) the refinancing of a bank syndicated loan of €400 million which was replaced by our existing €400 million OeKB Term Loan Facility; and (c) the refinancing of a €600 million revolving credit facility which was replaced by our existing €209 million Revolving Credit Facility;

  •
  References to the "2014 Notes" are to our €350 million 11.75% and US$300 million 12.00% senior secured notes due 2014, issued in connection with the 2009 Refinancing;

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  References to the "2012 Notes" are to our US$500 million 6.75% unsecured guaranteed notes due 2012;

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  References to the "2032 Notes" are to our US$250 million 7.50% unsecured guaranteed notes due 2032;

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  References to the "SPH Notes" are to the 2012 Notes and the 2032 Notes, collectively;

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  References to the "Refinancing" are to the issuance of certain debt securities and the use of proceeds therefrom (a) to redeem the remaining outstanding amount of our 2012 Notes, (b) to repay approximately €200 million of the outstanding borrowings under our OeKB Term Loan Facility and (c) for general corporate purposes;

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  References to the "existing Revolving Credit Facility", "new or amended and restated Revolving Credit Facility", "OeKB Term Loan Facility", "Bank Austria Facility" and "Intercreditor Agreement" are to the facilities and agreements described in the section entitled "Description of Other Financing Arrangements" included elsewhere herein;

  •
  References to "BEE" are to Broad-Based Black Economic Empowerment, or Black Economic Empowerment, which arises as a result of following South African legislation: the Employment Equity Act (No. 55 of 1998); the Skills Development Act (No. 97 of 1998); the Preferential Procurement Policy Framework Act (No. 5 of 2000); and the Broad Based Black Economic Empowerment Act (No. 53 of 2003);

  •
  References to "IFRS" are to the International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IASB"), when used in relation to the Group financial statements of Sappi Limited, or to the International Financial Reporting Standards, as adopted by the European Union, when used in relation to the consolidated financial statements of Sappi Papier Holding GmbH;

  •
  References to "southern Africa" are to the Republic of South Africa, the Kingdom of Swaziland, the Kingdom of Lesotho, the Republic of Namibia and the Republic of Botswana;

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  References to "North America" are to the United States, Canada and the Caribbean;

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  References to "Latin America" are to the countries located on the continent of South America and Mexico;

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  References to "Rand", "ZAR" and "R" are to South African Rand, the currency of South Africa, and references to "SA cents" are to South African cents;

  •
  References to "US dollar(s)", "dollar(s)", "US$", "$" and "US cents" are to United States dollars and cents, the currency of the United States;

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  References to "euro", "EUR" and "€" are to the currency of those countries in the European Union that form part of the common currency of the euro;

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  References to "UK pounds sterling" and "GBP" are to United Kingdom pounds sterling, the currency of the United Kingdom;

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  References to "m2" are to square meters and references to "hectares" or "ha" are to a land area of 10,000 square meters or approximately 2.47 acres;

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  References to "tons" are to metric tons (approximately 2,204.6 pounds or 1.1 short tons);

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  References to "market share" are based upon sales volumes in a specified geographic region during the fiscal year ended September 26, 2010;

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  References to "NBSK" are to northern bleached softwood kraft pulp frequently used as a pricing benchmark for pulp;

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  References to "groundwood" or to "mechanical" are to pulp manufactured using a mechanical process, or where applicable to paper, made using a high proportion of such pulp;

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  References to "woodfree paper" are to paper made from chemical pulp, which is pulp made from wood fiber that has been produced in a chemical process; and

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  References to "PM" are to individual paper machines.

        Except as otherwise indicated, in this document the amounts of "capacity" or "production capacity" of our facilities or machines are based upon our best estimates of production capacity at the date of this document. Actual production by machines may differ from production capacity as a result of products produced, variations in product mix and other factors.

        Certain market share information and other statements presented herein regarding our position relative to our competitors with respect to the manufacture or distribution of particular products are not based on published statistical data or information obtained from independent third parties, but reflects our best estimates. We have based these estimates upon information obtained from our customers, trade and business organizations and associations and other contacts in our industries.

        Except as otherwise indicated in this document any reference to capacity, production capacity, market share information and data of a similar nature include the impact of the Acquired Business, which was acquired on December 31, 2008.

        Unless otherwise provided in this document, trademarks identified by ® are registered trademarks of Sappi Limited or our subsidiaries.

FORWARD-LOOKING STATEMENTS

        Except for historical information contained herein, statements contained in this document may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

        The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

  •
  the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

  •
  the impact on our business of the global economic downturn;

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  unanticipated production disruptions (including as a result of planned or unexpected power outages);

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  changes in environmental, tax and other laws and regulations;

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  adverse changes in the markets for our products;

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  consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

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  adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;

  •
  the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions and achieving expected savings and synergies; and

  •
  currency fluctuations.

        These factors are fully discussed elsewhere herein. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date hereof and are not intended to give any assurance as to future results. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

        With regard to Sappi, unless otherwise specified, all references herein to a "fiscal year" and "year ended" of Sappi Limited refer to a twelve-month financial period. All references herein to fiscal 2010, fiscal 2009 or fiscal 2008, or the years ended September 2010, 2009 or 2008 refer to Sappi Limited's twelve-month financial periods ended on September 26, 2010, September 27, 2009 and September 28, 2008, respectively. References to the three months ended December 2010 and 2009 refer to the periods from September 27, 2010 to January 2, 2011 and September 28, 2009 to December 27, 2009, respectively. References to December 2010 and December 2009 represent amounts as at, respectively, January 2, 2011 and December 27, 2009. Our Group annual financial statements included elsewhere herein have been prepared in conformity with IFRS.

        Certain numerical figures set out herein, including financial data presented in millions or thousands, have been subject to rounding adjustments and, as a result, the totals of the data herein may vary slightly from the actual arithmetic totals of such information.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

        We publish our Group annual financial statements and all financial data presented herein in US dollars on a nominal (non-inflation adjusted) basis. The following table sets forth the average and closing exchange rates for the Rand and euro against the US dollar used in the preparation of our financial statements:

	Average rates					Closing rates
Exchange rates	December 2010	December 2009	2010	2009	2008	December 2010	December 2009	2010	2009	2008
ZAR/US$	6.9464	7.5009	7.4917	9.0135	7.4294	6.6190	7.5315	7.0190	7.4112	8.0751
EUR/US$	0.7399	0.6786	0.7322	0.7322	0.6638	0.7474	0.6946	0.7412	0.6809	0.6843
US$/EUR	1.3516	1.4737	1.3658	1.3657	1.5064	1.3380	1.4397	1.3491	1.4688	1.4615

        The Bloomberg Composite Rate of the Rand against the US dollar on April 1, 2011 was US$1.00 = ZAR6.6978. The Bloomberg Composite Rate of the US dollar against the euro on April 1, 2011 was €1.00 = US$1.4237. The Bloomberg Composite Rate is a "best market" calculation. At any point in time, the bid rate is equal to the highest bid rate of all contributing bank indications. The ask rate is set to the lowest ask rate offered by these banks. The Bloomberg Composite Rate is a mid-value rate between the applied highest bid rate and the lowest ask rate.

        For further information regarding the conversion to US dollars, see note 2 to our Group annual financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Impacting on Group Results—Currency Fluctuations".

RISK FACTORS

Risks Related to Our Industry

We operate in a cyclical industry, which has in the past resulted in substantial fluctuations in our results.

        The markets for our pulp and paper products are commodity markets to a significant extent and are significantly affected by changes in industry capacity and output levels and by cyclical changes in the world economy. As a result of periodic supply/demand imbalances in the pulp and paper industry, these markets historically have been highly cyclical, with volatile pulp and paper prices. In addition, recent turmoil in the capital and credit markets has led to decreased availability of credit, which is having an adverse effect on the world economy and consequently has already affected, and may continue to adversely affect the markets for our products. The timing and magnitude of price increases or decreases in the pulp and paper market have generally varied by region and by type of pulp and paper.

        Despite a relatively high level of pulp integration on a Group-wide basis, a significant increase in the prices for pulp or pulpwood could adversely affect our non-integrated and partially integrated operations if they are unable to raise paper prices sufficiently to offset the effects of increased costs. Other input cost increases including (but not limited to) energy and chemicals may affect our operations if we are unable to raise paper prices sufficiently.

        The majority of our woodfree paper sales consist of sales to merchants. However, the pricing of products for merchant sales can generally be changed with between 30 to 90 days' advance notice to the merchant. Sales to converters may be subject to longer notice periods for price changes. Such notice periods generally would not exceed 6 to 12 months. In southern Africa, we have entered into longer-term fixed-price agreements of between 6 to 12 months duration for primarily packaging paper and newsprint sales with domestic customers. Such agreements accounted for approximately 5% of consolidated sales during fiscal 2010.

        Most of our chemical cellulose sales contracts are multi-year contracts. However, the pricing is generally based on a formula linked to the NBSK price and reset on a quarterly basis.

        As a result of the short-term duration of paper and chemical cellulose pricing arrangements, we are subject to cyclical decreases in market prices for these products. A downturn in paper or chemical cellulose prices could have a material adverse effect on our business, results of operations and financial condition.

Global economic conditions could adversely affect our business, results of operations and financial condition.

        During the latter half of fiscal 2008 and fiscal 2009, demand for coated Woodfree paper declined and pulp prices and demand decreased due to the effects of a global economic recession. This recession was due to credit conditions impacted by the subprime mortgage crisis and other factors, including slower economic activity, inflation and deflation concerns, reduced corporate profits, reduced or canceled capital spending, adverse business conditions and liquidity concerns resulting in significant recessionary pressures, increased unemployment and lower business and consumer confidence. These trends have negatively impacted our results of operations during fiscal 2009. Despite the aggressive measures taken by governments and central banks thus far, the economic recovery has been extremely slow. Also, a significant risk remains that these measures may not prevent the global economy from falling back into an even deeper and longer lasting recession or even a depression, including as a result of turmoil in the sovereign debt markets. Even though our operational results improved during fiscal 2010 and the three-month period ended December 2010, we are still impacted by the slow recovery of the world economies.

Furthermore, we are unable to predict the timing and/or rate of such a recovery. Finally, we cannot predict the timing or duration of any other downturn in the economy that may occur in the future.

The markets for pulp and paper products are highly competitive, and some of our competitors have advantages that may adversely affect our ability to compete with them.

        We compete against a large number of pulp and paper producers located around the world. A recent trend towards consolidation in the pulp and paper industry has created larger, more focused pulp and paper companies. Some of these companies benefit from greater financial resources or operate mills that are lower cost producers of pulp and paper products than our mills, or are government subsidized. Some of our competitors have advantages over us, including lower raw material, energy and labor costs and fewer environmental and governmental regulations to comply with. As a result, we cannot assure you that each of our mills will remain competitive. Furthermore, we cannot assure you that we will be able to take advantage of consolidation opportunities which may arise, or that any failure to exploit opportunities for growth would not make us less competitive. Increased competition, including a decrease in import duties in accordance with the terms of free trade agreements, could cause us to lose market share, increase expenditures or reduce pricing, any of which could have a material adverse effect on the results of our operations. In addition, competition may result in our inability to increase selling prices of our products sufficiently or in time to offset the effects of increased costs without losing market share and aggressive pricing by competitors may force us to decrease prices in an attempt to maintain market share.

The cost of complying with environmental, health and safety laws may be significant to our business.

        Our operations are subject to a wide range of environmental, health and safety laws in the various jurisdictions in which we operate. Such laws govern, among other things, the control of emissions and discharges, the management and disposal of hazardous substances and wastes, the cleanup of contamination, the purchase and use of safety equipment, workplace safety training and the monitoring of workplace hazards.

        Although we strive to ensure that our facilities comply with all applicable environmental laws and the permits required for our operations, we have in the past been and may in the future be subject to governmental enforcement actions for failure to comply with environmental requirements. Impacts from historical operations, including the land disposal of waste materials, or our own activities may require costly investigation and cleanup. In addition, we could become subject to environmental liabilities resulting from personal injury, property damage or natural resources damage. Expenditures to comply with future environmental requirements and the costs related to any potential environmental liabilities and claims could have a material adverse effect on our business and financial condition.

        We expect to continue to incur significant expenditures and may face operational constraints to maintain compliance with applicable environmental laws, to upgrade pollution control equipment at our mills and to meet new regulatory requirements, including those in the United States, southern Africa and Europe.

The availability and cost of insurance cover can vary considerably from year to year as a result of events beyond our control, and this can result in our paying higher premiums and periodically being unable to maintain the levels or types of insurance carried.

        The insurance market remains cyclical and catastrophic events can change the state of the insurance market, leading to sudden and unexpected increases in premiums and deductibles and unavailability of coverage due to reasons totally unconnected with our business. In addition, recent turmoil and volatility in the global financial markets may adversely affect the insurance market. This may result in some of the insurers in our insurance portfolio failing and being unable to pay their share of claims.

        Although we have successfully negotiated the renewal of our 2011 insurance cover at rates more favorable than those of 2010 and self-insured deductibles for any one property damage occurrence have remained at €20.5 million, with an unchanged aggregate annual limit of €33 million, we are unable to predict whether past or future events will result in less favorable terms. For property damage and business interruption, there generally does not seem to be cost effective cover available to full value. From fiscal 2011 our property damage insurance policy is euro denominated as most of our assets are based in euro denominated jurisdictions.

        Sappi places the insurance for its plantations on a stand-alone basis into international insurance markets. While the impact of widespread fires on our plantations in fiscal 2010 was substantially less than fiscal years 2007 through 2009, we are unable to assure you that this will remain so for the foreseeable future.

        While we believe our insurance programs provide adequate coverage for reasonably foreseeable losses, we continue working on improved risk management to lower the risk of incurring losses from uncontrolled incidents. We are unable to assure you that actual losses will not exceed our insurance coverage or that such excess will not be material.

New technologies or changes in consumer preferences may affect our ability to compete successfully.

        We believe that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. These technologies or processes could have an impact on production methods or on product quality in these fields. Unexpected rapid changes in employed technologies or the development of novel processes that affect our operations and product range could render the technologies we utilize or the products we produce obsolete or less competitive in the future. Difficulties in assessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Any such development could materially and adversely impact our results of operations.

        Consumer preferences may change as a result of the availability of alternative products or of services including less expensive product grades, electronic media or the internet, or as a result of environmental activist pressure from consumers, all of which could negatively impact consumption of our products.

Risks Related to Our Business

Our significant indebtedness may impair our financial and operating flexibility.

        Our significant level of indebtedness and the terms of our indebtedness could negatively impact our business and liquidity. As of December 2010, on a pro forma basis after giving effect to the Refinancing, our interest bearing net debt (long-term and short-term interest-bearing debt plus overdraft, less cash on hand) would have been US$2,469 million. While reduction of our indebtedness is one of our priorities, opportunities to grow within our businesses will continue to be evaluated, and the financing of any future acquisition or capital investment may include the incurrence of additional indebtedness.

        The level of our debt has important consequences, including:

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  our ability to obtain additional financing may be limited, which could limit, among other things, our ability to exploit growth opportunities;

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  a substantial portion of our cash flow from operations may be required to make debt service payments;

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  we are exposed to increases in interest rates because a portion of our debt bears interest at variable rates;

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  we may be more leveraged than certain of our competitors;

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  we may be more vulnerable to economic downturns and adverse changes in our business;

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  our ability to withstand competitive pressure may be more limited; and

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  certain of our financing arrangements contain covenants and conditions that may restrict the activities of certain Group companies.

        As a result of the Refinancing, assuming that it is completed, we will refinance any amount outstanding under our 2012 Notes and repay borrowings under our OeKB Term Loan Facility. In addition, in connection with the Refinancing, we will replace our existing Revolving Credit Facility with a new or amended and restated Revolving Credit Facility. We also expect to continue refinancing other renewable facilities that mature under our funding arrangements and bilateral banking facilities.

        Our ability to refinance our debt, incur additional debt, the terms of our existing and additional debt and our liquidity could be affected by a number of adverse developments. In the third quarter of fiscal 2008, the global debt markets were subject to significant pressure triggered by the collapse of the sub-prime mortgage market in the U.S. This liquidity crunch continued through calendar 2009, leading to unprecedented volatility in the financial markets, an acute contraction in the availability of credit, including in interbank lending, and the failure of a number of leading financial institutions. Although this situation has improved somewhat during the 2010 fiscal year and the three months ended December 2010, there is no assurance that the situation will not deteriorate in the future, which could result in tight credit restrictions and credit being available only at premium.

        Changes in investment markets, including changes in interest rates, exchange rates and returns from equity, property and other investments, have resulted in general economic conditions slightly improving in the current fiscal year. However in light of previously worsening economic conditions, certain government bodies and central banks worldwide have undertaken unprecedented intervention programs, the effects of which remain uncertain. In addition, since 2006, the Group's credit ratings have been downgraded to sub-investment grade by Standard & Poor's (S&P) and Moody's. Adverse developments in the credit markets and in our credit rating, as well as other future adverse developments such as renewed deterioration in the financial markets, including as a result of turmoil in the sovereign debt markets and a renewed worsening of general economic conditions, may negatively impact our ability to issue additional debt as well as the amount and terms of the debt we are able to issue. Our liquidity will be adversely affected if we must repay all or a portion of our maturing debt from available cash or through use of our existing liquidity facilities. In addition, our results of operations will be adversely impacted to the extent the terms of the debt we are able to issue are less favorable than the terms of the debt being refinanced. It is also possible that we will need to agree to covenants that place additional restrictions on our business.

        We are subject to South African exchange controls, which may restrict the transfer of funds directly or indirectly between our subsidiaries or between the parent company and our subsidiaries and can restrict activities of our subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—South African Exchange Controls". We may also incur tax costs in connection with these transfers of funds. These exchange controls have affected the geographic distribution of our debt. As a result, acquisitions in the United States and Europe were typically financed with indebtedness incurred by companies in those regions. As a consequence, our ability or the ability of any of our subsidiaries to make scheduled payments on their debt will depend on its financial and operating performance, which will depend on various factors beyond our control, such as prevailing economic and competitive conditions. If we or any of our subsidiaries are unable to achieve operating results or otherwise obtain access to funds sufficient to enable us to meet our debt service obligations, we could face substantial liquidity problems. As a result, we might need to delay investments or dispose of material assets or operations. The timing of and the proceeds to be realized from any such disposition would depend upon circumstances at the time.

The recent global liquidity and credit crises could have a negative impact on our major customers which in turn could materially adversely affect our results of operations and financial position.

        Despite a recent improvement in general economic conditions, the global liquidity and credit crises continue to have a negative impact on businesses around the world. The impact of these crises on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access sources of liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and financial position.

We require a significant amount of financing to fund our business and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

        Our ability to fund our working capital, capital expenditure and research and development requirements, to engage in future acquisitions, to make payments on our debt, to fund post-retirement benefit programs and to pay dividends will depend upon our future operating performance. Our principal sources of liquidity are cash generated from operations and availability under our credit facilities and other debt arrangements. Our ability to generate cash depends, to some extent, on general economic, financial, competitive, market, regulatory and other factors, many of which are beyond our control. Our cash flow from operations may be adversely impacted by a downturn in worldwide economic conditions, which has resulted in the past and could result in the future in a decline in global demand for our products and a softening of prices for some of our products. The availability of debt financing could also be negatively impacted by a global credit crisis.

        Our business may not generate sufficient cash flow from operations and additional debt and equity financing may not be available to us in a sufficient amount to enable us to meet our liquidity needs. If our future cash flows from operations and other capital resources are insufficient to fund our liquidity needs, we may be required to obtain additional debt or equity financing, refinance our indebtedness, reduce or delay our capital expenditures and research and development or to decrease the amount of the annual dividend. We may not be able to accomplish these alternatives on a timely basis or on satisfactory terms. The failure to do so could have an adverse effect on our business, results of operations and financial condition.

Fluctuations in the value of currencies, particularly the Rand and the euro, in relation to the US dollar, have in the past had and could in the future have a significant impact on our earnings in these currencies.

        Exchange rate fluctuations have in the past, and may in the future, affect the competitiveness of our products in relation to the products of pulp and paper companies based in other countries.

        Fluctuations in the exchange rate between currencies, particularly the Rand and euro, in relation to the US dollar have in the past significantly affected and could in the future significantly affect our earnings, inter alia, the competitiveness of our exports, depressing landed prices of imported competitors products, and increasing the costs of our raw materials.

        Since the adoption of the euro by the European Union on January 1, 1999 (when the euro was trading at approximately US$1.18 per euro), it has fluctuated against the US dollar, reaching a low of approximately US$0.83 per euro in October 2000 before trading at approximately US$1.35, US$1.47 and US$1.46 per euro at the end of each of fiscal 2010, 2009 and 2008, respectively. On March 18, 2011, it was trading at approximately US$1.40 per euro.

        In recent years, the value of the Rand against the US dollar has fluctuated considerably, moving against the US dollar from a low of approximately R13.90 per US dollar in December 2001 to approximately R7.02, R7.41 and R8.08 per US dollar at the end of each of fiscal 2010, 2009 and 2008, respectively. The Rand was trading at approximately R7.12 per US dollar on March 18, 2011.

        For further information, see notes 2 and 29 to our Group annual financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Currency Fluctuations".

There are risks relating to the countries in which we operate that could impact our earnings or affect your investment in us.

        We own manufacturing operations in six countries in Europe, two states in the United States and in South Africa, have an investment in a joint venture in China and own plantations in South Africa and Swaziland. As a result, our operations are subject to various economic, fiscal, monetary, regulatory, operational and political conditions. Our presence in these countries exposes us to risks such as material changes in laws and regulations, political, financial and social changes and instabilities, exchange controls, risks related to relationships with local partners and potential inconsistencies between commercial practices, regulations and business models in different countries. The occurrence of such events could have an adverse effect on our business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—South African Economic and Political Environment" and "—South African Exchange Controls".

We face certain risks in dealing with HIV/AIDS which may have an adverse effect on our southern African operations.

        There is a serious problem with HIV/AIDS infection among our southern African workforce, as there is in southern Africa generally. The HIV/AIDS infection rate of our southern African workforce is expected to increase over the next decade. The costs and lost workers' time associated with HIV/AIDS may adversely affect our southern African operations.

        For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—South African Economic and Political Environment".

Our inability to recover increasing input costs through increased prices of our products has had, and may continue to have, an adverse impact on our profitability.

        The selling prices of the majority of the products we manufacture and the purchase prices of many of the raw materials we use generally fluctuate in correlation with global commodity cycles. We have in the past experienced, and may in the future experience, increasing costs of a number of raw materials due to global trends beyond our control. Electricity generation companies are competing for the same raw material, namely wood and wood chips, in the same markets as us, driving prices upwards, especially during winter in the Northern hemisphere. Although oil prices have decreased from the historical highs of 2008, they could return to high levels in the foreseeable future because of, among other things, political instability in the oil-producing regions of the world. Recent political developments in North Africa and the Middle East have led to the highest crude oil prices since 2008. This impacts the oil-based commodities required by our business in the areas of energy (including electricity), transport and chemicals.

        As occurred in previous years, a major potential consequence of the increase in the price of input commodities is our inability to counter this effect through increased selling prices. This results in reduced operating profit, and has a negative impact on business planning.

        While we continue to implement procedures to reduce our cost of commodity inputs, other than maintaining a high level of pulp integration, the hedging techniques we apply on our raw materials and products are on a small scale and short-term in nature. Moreover, in the event of significant increases in the prices of pulp, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins.

If we are unable to obtain energy or raw materials at reasonable prices, or at all, it could adversely affect our operations.

        We require substantial amounts of oil-based chemicals, fuels and other raw materials for our production activities and transport of our timber products. We rely partly upon third parties for our supply of the energy resources and, to a certain extent, timber, which are consumed in our operations. The prices for and availability of these energy supplies and raw materials may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions.

        Environmental litigation aimed at protecting forests and species habitats as well as regulatory restrictions may in the future cause significant reductions in the amount of timber available for commercial harvest. In addition, future claims and regulations concerning the promotion of forest health and the response to and prevention of wildfires could affect timber supplies in the jurisdictions in which we operate. The availability of harvested timber may further be limited by factors such as fire, insect infestation, disease, ice and wind storms, droughts, floods and other nature and man-made causes, thereby reducing supply and increasing prices.

        The prices of various sources of energy supplies and raw materials may increase significantly from current levels. An increase in energy and raw material prices could materially adversely affect our results of operations, plantation valuation and financial condition.

A limited number of customers account for a significant amount of our revenues.

        We sell a significant portion of our products to several major customers, including PaperlinX, Igepa, xpedx and Antalis. During fiscal 2009, fiscal 2010 and the three months ended December 2010, no single customer individually represented more than 10% of our total sales. Any adverse development affecting our principal customers or our relationships with our principal customers could have an adverse effect on our business and results of operations.

Because of the nature of our business and workforce, we may face challenges in the retention of staff and the employment of skilled people that could adversely affect our business.

        We are facing an aging demographic work profile among our staff due to the mature nature of our industry and the rural and often remote location of our mills, together with generally long tenure of employees at the mills. As a result, we are likely to experience groups of employees leaving us within a relatively short space of time of one another and may have difficulty attracting qualified replacements. The potential risks we face are a loss of institutional memory, skills, experience and management capabilities. We may be unable to attract and retain sufficient qualified replacements when and where necessary to avoid an adverse impact on our business.

Continued volatility in equity markets and declining yields in the bond markets could adversely affect the funded status and funding needs of our post-employment benefit funds.

        Several global economic factors currently in force make the general outlook for the forthcoming fiscal years uncertain. The equity and bond markets (including sovereign debt markets) may remain volatile and move in uncertain and unusual ways in the forthcoming fiscal years leading to significant swings in the value of the assets and liabilities of our funded and unfunded benefit schemes.

        Generally, but not always, rising corporate bond yields reduce our net balance sheet liabilities whereas falling bond yields increase our net balance sheet liabilities. As a result of movements in global equity and bond markets during the three months ended December 2010, the funded status of our post-employment benefit arrangements has improved since the end of last fiscal year, but the risk exists that equity and bond markets will deteriorate if the global economic climate worsens, which could negatively affect the funded status of our post-employment benefit arrangements. In addition, volatility in our net balance sheet liabilities resulting from the relative change in the value of assets and liabilities may be further enhanced by investment strategies resulting in exposure to various classes of assets.

        Existing and potential changes in statutory minimum requirements may also affect the amount and timing of funding to be paid by us. Most funding requirements consider yields on assets such as government bonds or interbank interest rate swap curves, depending on the basis. Although recent statutory easements in the pace of funding on these bases have provided some contribution relief to us, as long as yields on these asset classes remain low, we expect to have to pay additional contributions to meet onerous minimum funding targets, which could adversely affect our financial position and results of operations.

Catastrophic events affecting our plantations, such as fires, may adversely impact our ability to supply our southern African mills with timber from the region.

        The southern African landscape is prone to, and ecologically adapted to, frequent fires. The risk of uncontrolled fires entering and burning significant areas of plantation is high, but under normal weather conditions this risk is managed through comprehensive fire prevention and protection plans. In 2007 and 2008, southern Africa experienced a number of abnormal weather events (hot, dry conditions fanned by extremely strong winds), which resulted in disastrous plantation fires across vast areas of eastern South Africa and Swaziland affecting 14,000 hectares and 26,000 hectares, respectively, of our plantations. There is some cause for concern that these abnormal weather conditions may be occurring more frequently as a result of the impact of climate change. In addition, because the transformation of land ownership and management in southern

Africa has been moving ownership and management of plantations to independent growers, we have less ability to directly manage fire risk, as well as risks of other catastrophic events, such as pathogen and pest infestations. As a consequence, the risk of plantation fires or other catastrophic events remains high and may be increasing. Continued or increased losses of our wood source could jeopardize our ability to supply our mills with timber from the region.

A large percentage of our employees are unionized and wage increases or work stoppages by our unionized employees may have a material adverse effect on our business.

        A large percentage of our employees are represented by labor unions under collective bargaining agreements, which need to be renewed from time to time. In addition, we have in the past and may in the future seek, or be obligated to seek, agreements with our employees regarding workforce reductions, closures and other restructurings. We may not be able to negotiate acceptable new collective bargaining agreements or future restructuring agreements, which could result in labor disputes. Also, we may become subject to material cost increases or additional work rules imposed by agreements with labor unions. This could increase expenses in absolute terms and/or as a percentage of net sales. Although we believe we have good relations with our employees, work stoppages or other labor disturbances may occur in the future which could adversely impact our business.

Concerns about the effects of climate change may have an impact on our business.

        Concerns about global warming and carbon footprints, as well as legal and financial incentives favoring alternative fuels, are causing the increased use of sustainable, non-fossil fuel sources for electricity generation. Electricity generation companies are competing for the same raw materials, namely wood and wood chips, in the same markets as us, driving prices upwards, especially during winter in the Northern hemisphere.

        The increased emphasis on water footprint in southern Africa is causing increased focus on the use of water by our operational units, on the quality of water released back into the water systems and on the control of effluent. The costs of water used also have a direct bearing on our input costs and operating profit.

        Climate change could also cause the spread of disease and pestilence into our plantations and fiber sources, far beyond their traditional geographic spreads, increasing the risk that wood supply necessary to our operations may be negatively impacted.

Our ability to utilize our net operating tax loss carry forwards generated by our United States operations could be substantially limited if we experience a Company ownership change as defined under the United States Internal Revenue Code, which may adversely affect our results of operations and financial condition.

        As a result of Sappi Fine Paper North America's past financial performance, we have net operating tax loss carry forwards generated by our United States operations. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), contains rules that limit the ability of a company that undergoes an ownership change, at the Sappi Limited company level, to utilize its net operating tax loss carry forwards in years after the ownership change. An "ownership change" for purposes of Section 382 of the Code generally refers to any change in ownership of more than 50% of the company's shares over a three-year period. These rules generally operate by focusing on ownership changes among shareholders owning, directly or indirectly, 5% or more of the share capital of a company or any change in ownership arising from a new issuance of the company's shares.

        If we undergo an ownership change for purposes of Section 382 as a result of future transactions involving our share capital, including purchases or sales of shares between our greater than 5% shareholders, our ability to use our net operating tax loss carry forwards generated by our United States operations would be subject to the limitations of Section 382. Depending on the resulting limitations, a portion of our United States net operating tax loss carry forwards could expire before we would be able to use them. Our inability to utilize our United States net operating tax loss carry forwards could have an adverse effect on our financial condition and results of operations.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents, short-term debt and consolidated capitalization at January 2, 2011, on an actual basis and as adjusted to give effect to the Refinancing, the new or amended and restated Revolving Credit Facility and the recent repurchase of US$150 million principal amount of our outstanding 2012 Notes.

	As at December 2010
	Actual		As adjusted
	(US$ million)
Cash and cash equivalents	591	(1)	466

Short-term debt:
OeKB Term Loan Facility(2)	123		—
Other public debt(3)	151		151
Other short-term debt	629		629
Total short-term debt	903		780
Long-term debt:
Existing Revolving Credit Facility(4)	—		—
OeKB Term Loan Facility(5)	305		160
New or Amended and Restated Revolving Credit Facility(6)	—		—
11.75% Senior Secured Notes due 2014	468		468
12.00% Senior Secured Notes due 2014	300		300
Certain debt securities	—		705
6.75% Guaranteed Notes Due 2012(7)	500		—
7.50% Guaranteed Notes Due 2032	221		221
Other public debt(3)	226		226
Other long-term debt	163		163
Adjustment to long-term debt(8)	(63)		(88)

Total long-term debt	2,120		2,155

Total debt	3,023		2,935

Total shareholders' equity	2,016		1,979	(9)

Total capitalization	5,039		4,914

(1)
Includes cash of approximately US$160.3 million used on March 15, 2011 to repurchase a portion of the outstanding principal amount of our 2012 Notes.

(2)
A portion of our borrowings under the OeKB Term Loan Facility represents short-term debt and a portion of such borrowings represents long-term debt.

(3)
Represents debt under the South African note program.

(4)
Represents indebtedness under our existing Revolving Credit Facility which, as of December 2010, was entirely undrawn. In connection with the Refinancing, we intend to enter into a new or amended and restated Revolving Credit Facility providing for borrowings of up to €350 million and maturing in 2016.

(5)
Represents long-term indebtedness under our OeKB Term Loan Facility. We intend to use a portion of the proceeds from this offering to repay a portion of the outstanding borrowings under our OeKB Term Loan Facility.

(6)
Assumes that no initial drawings will be made under the new or amended and restated Revolving Credit Facility and that the entire amount of such facility will be available for drawing. Drawings under the new or amended and restated Revolving Credit Facility will rank pari passu with the notes offered hereby.

(7)
On March 15, 2011, we purchased for cash US$150 million principal amount of our outstanding 2012 Notes for an aggregate consideration of approximately US$160.3 million (which includes accrued interest thereon of approximately US$2.5 million). We intend to use a portion of the proceeds from this offering to redeem the remaining outstanding US$350 million principal amount of our 2012 Notes.

(8)
Adjustment to reduce principal amount of long-term debt outstanding to amounts shown on our consolidated balance sheet after taking into account aggregate discounts paid up-front, fair value adjustments relating to hedge accounting and capitalized transaction costs relating to long-term debt.

(9)
Total shareholders' equity is adjusted for redemption premia and breakage fees incurred or to be incurred as a result of the redemption of our outstanding 2012 Notes and the prepayment of indebtedness under our OeKB Term Loan Facility with the proceeds of certain debt securities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis together with our Group financial statements, including the notes. Certain information contained in the discussion and analysis set forth below and elsewhere herein includes forward-looking statements that involve risk and uncertainties. See "Forward-Looking Statements", "Risk Factors" and the notes to our Group financial statements for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained herein.

        The consolidated financial information of the Sappi Group contained herein have been prepared in accordance with IFRS.

        Our fiscal years operate on a 52 accounting week cycle, except every 6th fiscal year which includes an additional accounting week. Fiscal 2010, 2009 and 2008 operated on a 52 accounting week cycle. The three-month period ended December 2010 included an additional accounting week.

Company and Business Overview

        We are a global company which through acquisitions in the 1990s has been transformed into one of the global market leaders in coated woodfree paper. Two acquisitions were pivotal in establishing us as a global company, namely the acquisition in 1994 of S.D. Warren Company, now known as Sappi Fine Paper North America, and the acquisition in 1997 of KNP Leykam, now integrated into Sappi Fine Paper Europe. On December 31, 2008 we acquired the coated paper business of M-real Corporation now integrated in Sappi Fine Paper Europe. Further opportunities to grow within our core businesses will continue to be evaluated.

        The Group has three reportable segments, namely Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa. Sappi Fine Paper comprises the reporting segments Sappi Fine Paper North America and Sappi Fine Paper Europe. We also operate a trading network, called Sappi Trading, for the international marketing and distribution of chemical cellulose and market pulp throughout the world and for our other products in areas outside our core operating segments of Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Southern Africa. All sales and costs associated with Sappi Trading are allocated to the three reportable segments.

        Sales by source and destination for the three months ended December 2010 and each of fiscal 2010, fiscal 2009 and fiscal 2008 were as follows:

	Sales by Source				Sales by Destination
	Three Months Ended December 2010	2010	2009	2008	Three Months Ended December 2010	2010	2009	2008
	%
North America	20	21	24	28	22	22	24	29
Europe	55	55	54	46	48	48	48	40
Southern Africa	25	24	22	26	12	13	13	15
Far East and others	—	—	—	—	18	17	15	16

Total	100	100	100	100	100	100	100	100

        Sappi Fine Paper has a total paper production capacity of approximately 6 million tons per annum. Our Group is one of the global market leaders in the coated paper business with a capacity of approximately 5.5 million tons of coated woodfree paper and coated mechanical paper per annum.

        Our Group is approximately 95% integrated on a net pulp basis. This means that while some facilities are market buyers of pulp and others are market sellers, in the aggregate we produce less pulp than we use. By region, the South African operations are net sellers of pulp, Sappi Fine Paper North America produces slightly more pulp than it uses and the European operations are approximately 51% integrated. The expansion of our Saiccor mill in South Africa increased pulp production by approximately 200,000 tons. Approximately 70% of the wood requirements of Sappi Southern Africa are from sources either owned or managed by us. Both the North American and European operations are dependent on outside suppliers of wood for their pulp production requirements.

Principal Factors Impacting on Group Results

        Our results of operations are affected by numerous factors. Given the high fixed cost base of pulp and paper manufacturers, industry profitability is highly sensitive to changes in sales prices. Prices are significantly affected by changes in industry capacity and output levels, customer inventory levels and cyclical changes in the world economy. Profitability in the industry is, however, also influenced by factors such as sales volume, the level of raw material, energy, chemicals and other input costs, exchange rates and operational efficiency.

        The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact the business are:

  (a)
  Cyclical nature of the industry and its impact on sales volume;

  (b)
  Movement in market prices for products and for raw materials and other input costs of manufacturing;

  (c)
  Sensitivity to currency movements and inflation rates; and

  (d)
  New acquisitions, expansions, restructuring, cost-reduction initiatives, our ability to maintain and continuously improve operational efficiencies and performance, and other significant factors impacting costs.

        Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Cyclical Nature of the Industry and Movement in Market Prices, Raw Materials and Input Costs

        The markets for pulp and paper products are cyclical, with sales prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and changes in the world economy. The pulp and paper industry has often been characterized by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product. Coated woodfree paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business. See "—Markets" for a further discussion of the cyclical nature of the pulp and paper industry and movements in market prices. In addition, the purchase prices of many of the raw materials we use generally fluctuate in correlation with global commodity cycles. Other input costs, such as energy and fuel costs, vary depending on various factors, including local and global demand and seasonality. Worldwide economic conditions experienced a significant downturn during fiscal 2009 and into fiscal 2010, resulting in significant recessionary pressures and lower business and consumer confidence. As worldwide economic conditions improved throughout 2010, demand for our products improved, and market prices increased in our major markets. Market prices for pulp increased significantly in fiscal 2010 due to higher operating rates of paper manufacturers in fiscal 2010 and a major earthquake in February 2010 which disrupted market pulp supply from Chile, and continued to be at high levels during the three months ended December 2010.

Currency Fluctuations

        The principal currencies in which our subsidiaries conduct business are the US dollar (US$), euro (€) and South African Rand (ZAR). Although the reporting currency is the US dollar, a significant portion of the Group's sales and purchases are made in currencies other than the US dollar. In Europe and North America, sales and expenses are generally denominated in euros and US dollars, respectively; however, pulp purchases in Europe are primarily denominated in US dollars. In South Africa, costs incurred are generally denominated in ZAR, as are local sales. Exports from the South African businesses to other regions, which in local currency represented approximately 50% and 49%, respectively, of net sales in the three months ended December 2010 and 2009 (47% and 44%, respectively, of net sales in fiscal 2010 and 2009), are denominated primarily in US dollars.

        The appreciation of the ZAR or the euro against the US dollar tends to diminish the value of exports from South Africa and Europe in local currencies, while depreciation of these currencies against the US dollar has the opposite impact. Since expenses are generally denominated in local currencies, the depreciation of the US dollar has a negative effect on gross margins on exports sales as well as those domestic sales which are priced relative to international US dollar prices. The appreciation of the US dollar has the opposite impact. In North America, the depreciation of the US dollar against the euro or Asian currencies has a positive effect on sales volumes and margins, due to high levels of imports of coated woodfree paper in the market, which are adversely affected by such depreciation, and the favorable impact on exports of coated woodfree paper and release paper. The Group's consolidated financial position, results of operations and cash flows may be materially affected by movements in the exchange rate between the US dollar and the respective local currencies to which subsidiaries are exposed. The principal currencies in which subsidiaries conduct business that are subject to the risks described in this paragraph are the euro and ZAR. The following table depicts the average and year-end exchange rates for the ZAR and euro against the US dollar used in the preparation of our financial statements in the three months ended December 2010 and 2009, in fiscal 2010, fiscal 2009 and fiscal 2008:

	Average rates					Closing rates
Exchange rates	December 2010	December 2009	2010	2009	2008	December 2010	December 2009	2010	2009	2008
ZAR/US$	6.9464	7.5009	7.4917	9.0135	7.4294	6.6190	7.5315	7.0190	7.4112	8.0751
US$/EUR	1.3516	1.4737	1.3658	1.3657	1.5064	1.3380	1.4397	1.3491	1.4688	1.4615

        The profitability of certain of our South African operations is directly dependent on the ZAR proceeds of their US dollar exports. Selling prices in the local South African market are also influenced by pricing of foreign currency imports.

        The translation of our annual results into the reporting currency (US$) from local currencies tends to distort comparisons between fiscal periods due to the volatility of currency exchange rates. In the three months ended December 2010, the euro weakened against the US dollar to an average of US$1.35/euro from an average of US$1.47/euro in the three months ended December 2009, and the Rand strengthened against the US dollar to an average of ZAR6.95/US$ from an average of ZAR7.50/US$ in the three months ended December 2009. The impact on sales for the three months ended December 2010 was to decrease sales by US$58 million compared to the same period in fiscal 2009. On average, the euro remained stable against the US dollar in fiscal 2010 and fiscal 2009, while the ZAR strengthened in fiscal 2010 returning approximately to fiscal 2008 average levels against the US dollar after having weakened to an average of ZAR9.01/US$ in fiscal 2009.

The impact of these currency movements increased reported sales in US dollars by US$263 million for fiscal 2010, reduced reported sales in fiscal 2009 by US$547 million and increased reported sales by US$259 million in fiscal 2008. The impact of currency translation effects on our results of operations are described in "—Operating Results—Sales" and "—Operating expenses".

Inflation and Interest Rates

        The graph below summarizes the South African inflation and interest rates, as well as the South African Reserve Bank lending rate (repo rate) for the relevant periods.

South African Inflation and Interest Rates

Source: Nedbank

        The Group is exposed to interest rate risk as it borrows funds at both fixed and floating interest rates. The Group monitors market conditions and may utilize approved interest rate derivatives to alter the existing balance between fixed and variable interest rate loans in response to changes in the interest rate environment. Hedging of interest rate risk for periods greater than one year is only allowed if income statement volatility can be minimized by means of hedge accounting, fair value accounting or other means. As at December 2010, no fixed to floating interest rate swaps were in place and one floating to fixed interest rate swap was in place to hedge the funding provided by the South African securitization program.

        The Group has a current policy of not hedging translation risks. The South African and European operations use the ZAR and the euro as their respective functional currencies. Any translation of the value of these operations into US dollars results in foreign exchange translation differences as the ZAR and the euro exchange rates move against the US dollar. These changes are booked to the foreign currency translation reserve via other comprehensive income. Borrowings taken up in a currency other than the functional currency of the borrowing entity are specifically hedged with financial instruments, such as currency swaps and forward exchange contracts.

Acquisitions, Expansions, Restructurings and Cost-reduction Initiatives

        We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base on a regional basis, including closing non-performing assets and pursuing an investment policy that is focused on high-return projects. Some of these recent developments include the following:

        Potential Biberist closure.    On March 31, 2011, we announced that Sappi Fine Paper Europe envisages the closure of its Biberist mill in Switzerland in response to market conditions and sustained increases in input costs. Sappi Fine Paper Europe will enter into a consultation process with its Biberist mill employee representatives and social partners in order to identify the best way of improving Sappi Fine Paper Europe's profitability, which may also include a full closure of the Biberist mill.

        Kangas closure.    On October 22, 2009, we announced that we would enter into a consultation process with our Kangas mill employee representatives in response to the reduction in European consumption of coated magazine paper arising from the global recession. The mill had experienced a substantial amount of commercial downtime since the beginning of 2009 in response to this reduction in demand. As a result of this process, we closed the mill in January 2010. On July 7, 2010, we sold the Kangas mill land and buildings to M-real for €13 million.

        Usutu closure.    The Usutu mill was closed on January 31, 2010, in response to adverse market conditions, as well as the cumulative severe impact of fire damage over the past few years. In particular, fires in August 2008 destroyed 40% of the Usutu timber crop. As a result, the Usutu Mill was no longer sustainable.

        Acquisition of M-real Corporation's coated graphic paper business.    On December 31, 2008, we acquired the coated woodfree and coated mechanical paper business from M-real Corporation. We acquired four paper mills from M-real Corporation: the Kirkniemi mill and the Kangas mill in Finland, the Stockstadt mill in Germany and the Biberist mill in Switzerland and other specified assets, as well as all of the know-how, brands, order books, customer lists, intellectual property and goodwill of the coated woodfree and coated mechanical paper business of M-real Corporation. Sappi acquired M-real's coated graphic paper business for an enterprise value of €750 million (approximately US$1.1 billion). The final purchase consideration was reduced by assumed debt and other adjustments (including working capital) amounting to €102 million (US$143 million) in total.

        Completion of the Sappi Saiccor expansion project.    In August 2006, we announced the expansion of the capacity at our Saiccor mill in South Africa, where chemical cellulose products are produced. The capacity of the mill was approximately 600,000 tons per annum. The expansion has increased capacity to approximately 800,000 tons per annum. Originally scheduled for completion in the first half of calendar 2008, the project was subject to delays and cost increases. The increased capacity came on-line in September 2008 and became fully operational in April 2009. As a result of the rapid decline in demand for chemical cellulose experienced in the period from November 2008 to April 2009, we did not utilize all of the additional capacity initially and curtailed production in certain elements of the old plant while utilizing the new plant to improve efficiencies. Demand came back strongly in the latter half of fiscal 2009, and the plant was operating at close to full capacity by the end of September 2009.

        Blackburn and Muskegon mill closure and cessation of production from PM 5 at Maastricht mill.    In August 2008, we announced that we had undertaken a review of our European production activities in response to overcapacity and significant input cost pressure, and in accordance with our strategy of maintaining an efficient asset base. In that context, we reached an agreement with labor representatives at our Blackburn mill on September 22, 2008, pursuant to which the mill closed on November 12, 2008 as no buyer could be found before that date. Production at the Blackburn mill stopped on October 17, 2008. On December 19, 2008 we also ceased production from PM 5 at our Maastricht mill. As a result of the closure of our Blackburn mill and the cessation of production from PM 5 at our Maastricht mill, our coated woodfree paper capacity has been reduced by 180,000 tons. Profitable products have been moved to other facilities in Europe. In light of significantly lower global demand for coated woodfree paper products, we permanently ceased operations at the Muskegon mill on April 1, 2009, and announced the closure of the Muskegon mill on August 26, 2009.

South African Operations

        Sappi Limited is a public company incorporated in South Africa. We have significant operations in South Africa, which accounted for 25% and 22% of our net sales in the three months ended December 2010 and 2009, respectively, and 24% and 22% of our net sales in fiscal 2010 and fiscal 2009, respectively. See "—Operating Results" for the proportion of South African operating profit to total profit and "—South African Economic and Political Environment" for a description of the South African economic and political environment.

Environmental Matters

        We operate in an industry subject to extensive environmental regulations. Typically, we do not separately account for environmental operating expenses but do not anticipate any material expenditures related to such matters. We do separately account for environmental capital expenditures.

Operating Results

Financial Condition and Results of Operations

        The operations of the Group are organized into the following three reportable segments:

  •
  Sappi Fine Paper North America

  •
  Sappi Fine Paper Europe

  •
  Sappi Southern Africa

        The Sappi Fine Paper business comprises the two reportable segments, Sappi Fine Paper North America and Sappi Fine Paper Europe.

        The Sappi Southern Africa reportable segment includes the following divisions: Sappi Paper and Paper Packaging, Sappi Chemical Cellulose, and Sappi Forests. The volume, revenue and cost relationship within the Sappi Forests business is substantially different from that of the paper and chemical cellulose businesses which form part of this segment.

        Corporate, profit or losses from our Chinese joint venture and costs related to non-manufacturing entities which form part of the Sappi Group are not included in the reportable segments mentioned above, and are disclosed as Unallocated and eliminations in the segmental reporting.

        The analysis and discussion which follows should be read in conjunction with our Group annual financial statements included elsewhere in this Offering Memorandum.

        The key indicators of the Group's operating performance include sales and operating profit. Operating profit represents sales after operating expenses, which are comprised of cost of sales, selling, general and administrative expenses, other operating expenses (income) and share of (profit) loss from associates and joint ventures. As described in more detail in the discussion and analysis which follows, the key components of the Group's operating expenses can be characterized as variable costs (primarily variable manufacturing costs) or fixed costs (the fixed cost components of cost of sales and selling, general and administrative expenses).

        Cost of sales is comprised of:

  •
  variable costs, which include raw materials, energy and other direct input costs, including:

  •
  wood;

  •
  energy;

  •
  chemicals;

  •
  pulp;

  •
  delivery charges; and

  •
  other variable costs;

  •
  fixed costs, which include:

  •
  employment costs allocated to cost of sales;

  •
  depreciation expense allocated to cost of sales; and

  •
  maintenance;

  •
  fair value adjustment on plantations, representing an accounting fair value adjustment of the timber assets of the Sappi Forests operation, which is mainly impacted by historical timber selling prices, costs associated with standing timber values, costs of harvesting and delivery, the estimated growth rate or annual volume changes in the plantations and discount rates applied; and

  •
  other overheads.

        Selling, general and administrative expenses are comprised of:

  •
  employment costs not allocated to cost of sales;

  •
  depreciation expense not allocated to cost of sales;

  •
  marketing and selling expenses;

  •
  administrative and general expenses; and

        Other operating expenses (income) are comprised of:

  •
  net asset impairment (reversal);

  •
  (profit) loss on sale and write-off of property, plant and equipment;

  •
  restructuring provisions raised (released) and closure costs; and

  •
  alternative fuel mixture tax credits in the United States.

Comparison of the Three Months ended December 2010 and 2009

  Overview

        This overview of the Group's operating results is intended to provide context to the discussion and analysis which follow. General trends are being highlighted here, with a detailed discussion and analysis in separate sections below.

        The key indicators of the Group's operating performance are:

	Three Months Ended December
Key figures	2010	2009
	(US$ million, except for share amounts)
Sales	1,873	1,620
Operating profit	121	1
Special items	16	80
Operating profit excluding special items	137	81
Basic earnings (loss) per share (US cents)	7	(10)

        The following table reconciles operating profit (loss) excluding special items to net profit (loss).

	Three Months Ended December
	2010	2009
	(US$ million)
Net profit (loss)	37	(51)
Taxation charge (benefit)	13	(21)
Net finance costs	71	73

Operating profit	121	1
Special items—losses	16	80

Operating profit excluding special items	137	81

Plantation price fair value adjustment—loss	11	95
Restructuring provisions raised	3	38
Loss on disposal of property, plant & equipment	—	2
Asset impairment reversals	—	(8)
Alternative fuel mixture tax credits	—	(49)
BEE transaction charge	1	—
Fire, flood, storm and related events	1	2

Total Special items:	16	80

        Movements in operating profit and operating profit excluding special items are explained below.

        Segment contributions to operating profit were as follows:

Operating Profit (Loss)	Three Months Ended December 2010	Dec 2010 vs. Dec 2009	Three Months Ended December 2009
	(US$ million)
Sappi Fine Paper North America	23	(44)	67
Sappi Fine Paper Europe	34	22	12
Sappi Southern Africa	66	152	(86)
Unallocated and eliminations	(2)	(10)	8

Total	121	120	1

	Three Months Ended December
Special items (Gain) Loss	2010	2009
Sappi Fine Paper North America	—	(48)
Sappi Fine Paper Europe	—	13
Sappi Southern Africa	13	115
Unallocated and eliminations	3	—

Total	16	80

Operating Profit (Loss) excluding special items	Three Months Ended December 2010	Dec 2010 vs. Dec 2009	Three Months Ended December 2009
	(US$ million)
Sappi Fine Paper North America	23	4	19
Sappi Fine Paper Europe	34	9	25
Sappi Southern Africa	79	50	29
Unallocated and eliminations	1	(7)	8

Total	137	56	81

        Special items for the Group in the three months ended December 2010 and the three months ended December 2009 are generally summarized below:

        Plantation price fair value:    This relates to an accounting fair value adjustment of the timber assets of Sappi Forests and Usutu Forests. This fair value adjustment is mainly impacted by timber selling prices, cost associated with standing timber values and harvesting and delivery, and discount rates applied. The parameters applied are all market related. The impact was a negative US$11 million in the three-month period ended December 2010 and a negative impact of US$95 million in the three-month period ended December 2009.

        Impairment and restructuring charges:    In the three-month period ended December 2009 operating profit was positively impacted by asset impairment reversals of US$8 million, which comprised the reversal of previously impaired land and buildings of the Kangas mill following its sale to M-real Corporation.

        In the three-month period ended December 2009 operating profit was negatively impacted by restructuring charges of US$38 million which related mostly to the closure of our Kangas and Usutu mills.

        Alternative fuel mixture tax credits:    The Code allowed an excise tax credit to taxpayers for the use of alternative fuel mixtures. In 2009 we began to use an alternative fuel mixture containing diesel fuel and "black liquor", a by-product of pulp production, at our Somerset and Cloquet mills. During the second calendar quarter of 2009, we were approved by the IRS as an alternative fuel producer. The tax credit expired on December 31, 2009.

        BEE charges:    Charges related to a BEE transaction completed during the three-month period ended December 2010 amounted to US$1 million.

  Group

        The operating profit of US$1 million recorded in the three months ended December 2009 improved to an operating profit of US$121 million in the three-month period ended December 2010. The three-month period ended December 2010 included an additional accounting week in the quarter, which occurs every six years in our Group's accounting calendar.

        Operating profit in the three months ended December 2010 was negatively affected by net special items of US$16 million compared to a negative impact of net special items of US$80 million in the three months ended December 2009. Special items in the three months ended December 2010 included a negative plantation fair value price adjustment of US$11 million compared to a negative plantation fair value price adjustment of US$95 million in the three months ended December 2009.

        Operating profit excluding special items increased in the three months ended December 2010 to US$137 million from US$81 million in the three months ended December 2009. This significant improvement was mainly due to increased demand and sales volumes in the Group's major markets and increased average selling price for some of the Group's major products.

  Sappi Fine Paper North America

	Three Months Ended December
Key figures	2010	2009
	(US$ million)
Operating profit	23	67
Restructuring provisions raised	—	1
Fuel tax credit	—	(49)

Operating profit excluding special items	23	19

        Operating profit for the three months ended December 2010 was US$23 million as compared to US$67 million for the corresponding period in 2009 due to the lower pulp production as a result of the planned outage at our Somerset mill to update the chemical recovery complex and the positive impact, in the three months ended December 2009, of US$49 million of special items related to the U.S. fuel tax credit, which did not recur in the three months ended December 2010 following the expiry of such tax credit at the end of 2009. Operating profit excluding special items was US$19 million in the three-month period ended December 2009. There were no special items impacting operating profit in the three months ended December 2010. Demand for all our major products was strong during the three months ended December 2010 and average selling prices increased compared to the average selling prices in the three months ended December 2009.

  Sappi Fine Paper Europe

	Three Months Ended December
Key figures	2010	2009
	(US$ million)
Operating profit	34	12
Restructuring provisions raised(1)	—	17
Loss on disposal of property, plant and equipment	—	1
Asset impairment reversals	—	(8)
Written-off assets	—	1
Fire, flood, storm and related events	—	2

Operating profit excluding special items	34	25

(1)
Relates to the closure of our Kangas mill.

        Operating profit for the three months ended December 2010 was US$34 million as compared to US$12 million for the comparative period in 2009. In the three months ended December 2010,

operating profit excluding special items was US$34 million, the same as operating profit for the same period, as there were no special items impacting operating profit during this period. In the three months ended December 2009, operating profit excluding special items was US$25 million. The improvement in operating profit excluding special items was due to increased sales volumes and average selling prices, which were mainly driven by increased demand for coated paper. Selling prices for coated mechanical paper remained depressed during the three-month period ended December 2010 resulting in negative margins for this product. Average selling prices in Europe in euro terms were approximately 12% higher than the average selling prices in the three months ended December 2009.

  Sappi Southern Africa

	Three Months Ended December
Key figures	2010	2009
	(US$ million)
Operating profit (loss)	66	(86)
Plantation price fair value adjustment—loss	11	95
Restructuring provisions raised	—	20
Black Economic Empowerment charge	1	—
Fire, flood, storm and related events	1	—

Operating profit excluding special items	79	29

        Operating profit for the three months ended December 2010 was US$66 million as compared to an operating loss of US$86 million for the comparative period in 2009.

        Operating profit excluding special items improved to US$79 million in the three months ended December 2010 compared to an operating profit excluding special items in the three-month period ended December 2009 of US$29 million. This significant improvement was mainly due to increased sales volumes and average selling prices achieved by the chemical cellulose business, driven by increased demand for viscose fibers, particularly in Asia. With respect to the paper and paper packaging business, demand for containerboard, sackkraft and newsprint improved but demand for fine paper weakened.

        Competition from low-priced imports continued during the quarter as a result of the strengthening of the Rand against the US dollar, resulting in lower profit margins for paper and paper packaging business products.

Sales

  Group

        An analysis of sales movements in the three months ended December 2010 and in the three months ended December 2009 is presented below:

Sales Volume	Three Months Ended December 2010	Dec 2010 vs. Dec 2009	Three Months Ended December 2009
	('000 tons)
Sappi Fine Paper North America	364	42	322
Sappi Fine Paper Europe	1,012	68	944
Sappi Southern Africa
Pulp & Paper	452	2	450
Forestry	194	26	168

Total Sappi Southern Africa	646	28	618

Total	2,022	138	1,884

Sales Value	Three Months Ended December 2010	Dec 2010 vs. Dec 2009	Three Months Ended December 2009
	(US$ million)
Sappi Fine Paper North America	382	62	320
Sappi Fine Paper Europe	1,027	91	936
Sappi Southern Africa
Pulp & Paper	447	97	350
Forestry	17	3	14

Total Sappi Southern Africa	464	100	364

Total	1,873	253	1,620

        The main factors impacting sales are volume, price, product mix and currency exchange rate changes. The South African and European businesses transact in ZAR and EUR, respectively, but the results of their operations are translated into US dollars for reporting purposes. The movement in the exchange rates between local currency and the US dollar during periods of high volatility significantly impacts results reported in US dollars from one period to the next. Movements in exchange rates impacted sales negatively by US$58 million in the three months ended December 2010. An analysis of the drivers of sales movements is presented below:

Sales Variance Analysis	Three Months Ended December 2010 vs. Three Months Ended December 2009
(US$ million)
Exchange rate effects	(58)
Volume change effects	118
Price and product mix effects	193

Total	253

        Sales for the three months ended December 2010 were US$1,873 million, an increase of approximately 16% compared to the three months ended December 2009. This increase was driven by improved demand in all our major markets leading to increased sales volumes and increased average selling prices for some of our products.

        Average selling prices realized by the Group in the three months ended December 2010 were approximately 8% higher in US dollar terms than the average selling prices realized in the three months ended December 2009, mainly as a result of an increase in pulp selling prices. The average world benchmark NBSK pulp price increased by 24% in the three months ended December 2010 compared to the three-month period ended December 2009.

        In the three months ended December 2010, sales volume for the Group was approximately 7% higher than in the three-month period ended December 2009.

  Sappi Fine Paper North America

        Sales increased by approximately 19% from US$320 million in the three months ended December 2009 to US$382 million in the three months ended December 2010. Improved demand in the three months ended December 2010 for coated paper and pulp allowed Sappi Fine Paper North America to increase sales volumes by 13% compared to the three months ended December 2009. Average selling prices realized in the three months ended December 2010 of US$1,049/ton were higher than average selling prices of US$994/ton achieved in the corresponding period in 2009.

  Sappi Fine Paper Europe

        Market conditions improved for all Sappi Fine Paper Europe products during the three months ended December 2010 compared to the three-month period ended December 2009. In three months ended December 2010, sales volumes were 7% higher than the sales volume in the corresponding period for 2009.

        Overall, average selling prices during the three months ended December 2010, in both euro and US dollar terms were higher than those achieved in the three months ended December 2009. Average realized prices in euro terms increased from €673/ton in the three-month period ended December 2009 to €751/ton in the corresponding period for 2010. Average selling prices realized in US dollar terms in the three-month period ended December 2010 were US$1,015/ton compared to US$992/ton in the corresponding period for 2009.

  Sappi Southern Africa

        Sales from the southern African pulp and paper operations (Sappi Chemical Cellulose and Sappi Paper and Paper Packaging) increased by approximately 27% in US dollar terms or 18% in Rand terms in the three months ended December 2010 (US$464 million; ZAR3,223 million) compared to the corresponding period in 2009 (US$364 million; ZAR2,730 million). The increase in sales was largely due to increased sales volumes and an increase in the average selling price in Rand terms of pulp and paper products of approximately 18% from ZAR5,833/ton to ZAR6,869/ton.

        Sales volumes for the southern African pulp and paper operations increased slightly by approximately 0.4% in the three months ended December 2010 compared to the three-month period ended December 2009. Demand for chemical cellulose products was significantly better in the three months ended December 2010 than during the corresponding period in 2009 and sales volume for the Sappi Chemical Cellulose business increased by 18% compared to the three months ended December 2009. The sales volumes for the Sappi Paper and Paper Packaging business decreased by 10% compared to the three-month period ended December 2009.

        A major determinant of sales pricing in the chemical cellulose business is the NBSK pulp market price. During the three months ended December 2010 the average NBSK pulp price increased by 24% from an average of US$772/ton in the comparable period in 2009 to an average of US$957/ton in the three months ended December 2010. During the three months ended December 2010, our average chemical cellulose selling prices in US dollar terms increased by 30%

compared to the three months ended December 2009, but increased by only 21% in Rand terms due to the strengthening of the Rand to the US dollar during the same period.

        Average selling prices realized in the Sappi Paper and Paper Packaging business increased by 24% in US dollar terms and by 15% in Rand terms compared to the three-month period ended December 2009.

        Sales of our Sappi Forests business increased by 21% in US dollar terms or 12% in Rand terms in the three months ended December 2010 (US$17 million; ZAR118 million) compared to the three months ended December 2009 (US$14 million; ZAR105 million). The sales volumes of the Sappi Forests business increased by 15% compared to the three-month period ended December 2009. Average selling prices of timber in Rand terms decreased slightly by 3% compared to the three-month period ended December 2009 due to increased availability of timber.

Operating expenses

        In the analyses which follow, cost per ton has been based on sales tons. An analysis of the Group operating expenses is as follows:

Operating Costs	Three Months Ended December 2010	December 2010 vs. December 2009	Three Months Ended December 2009
	(US$ million)
Variable Costs
Delivery	149	13	136
Manufacturing	1,008	173	835

Total Variable Costs	1,157	186	971

Fixed Costs	583	20	563
Price Fair value plantation	11	(84)	95
Impairment reversals	—	8	(8)
Restructuring	3	(35)	38
Alternative fuel mixture tax credits	—	49	(49)
Fire, flood, storm and related events	1	(1)	2
BEE charge	1	1	—
Sundry loss	7	6	1
Other	(11)	(17)	6

Total	1,752	133	1,619

        Variable and fixed costs are analyzed in more detail below.

Variable manufacturing costs

  Group

        The table below sets out the major components of the Group's variable manufacturing costs.

	Three Months Ended December 2010			Three Months Ended December 2009
Variable Manufacturing Costs	Costs (US$ million)	US$/Ton	Change 2010 vs. 2009 (US$ million)	Costs (US$ million)	US$/Ton
Wood	201	99	23	178	94
Energy	167	83	7	160	85
Pulp(1)	283	140	94	189	100
Chemicals	264	131	11	253	134
Other costs	93	46	38	55	29

Total	1,008	499	173	835	442

(1)
Pulp includes only bought-in fully bleached hardwood and softwood.

        Variable manufacturing costs relate to costs of inputs which vary directly with output. The line "Other costs" in the table above relates to inputs such as water, fillers, bought-in pulp (other than fully bleached hardwood and softwood) and consumables. The Group's variable costs are impacted by sales volume, exchange rate impacts on translation of our European and South African businesses into US dollars and the underlying costs of inputs. The major contributors to variable cost movements at a Group level have been the impact of the exchange rates on translation of the European and the South African operations into the US dollar presentation currency and actual input cost escalations. See "—Principal Factors Impacting on Group Results" and "—Currency Fluctuations" for a discussion of exchange rate movements. Cost increases are driven by international commodity price increases.

        An analysis of variable cost developments by region is as follows:

	Three Months Ended December 2010			Three Months Ended December 2009
Regional Variable Manufacturing Costs(1)	Costs (US$ million)	US$/Ton	Change 2010 vs. 2009 (US$ million)	Costs (US$ million)	US$/Ton
Sappi Fine Paper North America	208	569	44	164	508
Sappi Fine Paper Europe	615	608	79	536	567
Sappi Southern Africa	250	326	38	212	287

(1)
Note: Regional variable manufacturing costs are pre-consolidation adjustments.

        Cost management is a major focus area for the Group. We have engaged in a number of cost reduction initiatives aimed at offsetting the impact of increases in input costs. These initiatives are aimed at improved procurement strategies and product re-engineering initiatives to reduce raw material input costs through substitution. Product design and raw material inputs are constantly reviewed to ensure product attributes and quality meet market specifications.

  Sappi Fine Paper North America

        During the three months ended December 2010, variable manufacturing costs per ton increased by 12% compared to the three-month period in 2009, due to increases in purchase prices of pulp, energy and consumables, offset to some extent by a decrease in purchase prices of wood.

  Sappi Fine Paper Europe

        Sappi Fine Paper Europe experienced significant variable manufacturing cost pressure during the three-month period ended December 2010. Our European business purchases approximately 49% of the pulp required for paper production in the open market. Variable manufacturing cost per ton in euro terms increased by 17% compared to the three-month period ended December 2009, mainly due to a significant increase in wood, pulp and consumable input costs per ton. This increase was slightly offset by a decrease in purchased energy prices. The increase of 15% in variable manufacturing costs in US dollar terms compared to the three-month period ended December 2009 was offset to some extent by the strengthening of the US dollar from the average US$/euro exchange rate for the two quarters changed from 1.4737 in the three months ended December 2009 to 1.3516 in the three months ended December 2010.

  Sappi Southern Africa

        During the three months ended December 2010, variable manufacturing input costs per ton in Rand terms increased by 5% compared to the three-month period ended December 2009 due to increased pulp input costs per ton, offset to some extent by a decrease in chemicals input costs per ton. The increase in input costs per ton in US dollar terms stems from the change in average exchange rates used for translation in the three-month period ended December 2010 (ZAR/US$ = 6.9464) and in the three-month period ended December 2009 (ZAR/US$ = 7.5009).

Fixed costs

  Group

        A summary of the Group's major fixed cost components is as follows:

	Three Months Ended December 2010	Variance	Three Months Ended December 2009
Fixed Costs	Costs	Value	Costs
	(US$ million)
Personnel	312	8	304
Maintenance	80	8	72
Depreciation	109	(3)	112
Other	82	8	74

Total	583	21	562

        The regional analysis which follows excludes corporate fixed costs and consolidation adjustments which are not material.

	Three Months Ended December 2010	Variance	Three Months Ended December 2009
Fixed Costs	Costs	Value	Costs
	(US$ million)
Sappi Fine Paper North America	127	6	121
Sappi Fine Paper Europe	297	(18)	315
Sappi Southern Africa	164	27	137

  Sappi Fine Paper North America

        Fixed costs increased by US$6 million or 5% in the three months ended December 2010 compared to the three months ended December 2009. This increase was mainly due to salary and wage increases and an increase in the number of employees.

  Sappi Fine Paper Europe

        Fixed costs increased by €6 million or 3% in the three months ended December 2010 compared to the three months ended December 2010. This increase was mainly due to increases in maintenance costs and salary and wage increases.

  Sappi Southern Africa

        Personnel cost is the largest component of fixed costs and remains under pressure in South Africa due to a high inflation environment and the impact of a skills shortage on labor rates, particularly in skilled technical functions.

        Fixed costs increased in Rand terms by 10% from ZAR1,031 million to ZAR1,138 million, in the three months ended December 2010 compared to the three months ended December 2009. This increase was mainly due to a 25% increase in maintenance costs relating to costs incurred as a result of maintenance shutdowns at our Ngodwana and Saiccor mills and a 9% increase in personnel costs. The increase in personnel costs is due to an increase in the number of employees at our Saiccor mill and salary and wage increases.

Net Finance Costs

        Quarterly finance costs may be analyzed as follows:

	Three Months Ended December
Finance Costs	2010	2009
	(US$ million)
Finance costs	81	82
Finance revenue	(3)	(3)

Net interest paid	78	79

Net foreign exchange gains	(4)	(3)
Net fair value gain on financial instruments	(3)	(3)

Net finance costs	71	73

        Net interest paid (finance costs less finance revenue) in the three months ended December 2010 was US$78 million compared to US$79 million in the three months ended December 2009.

        The US$4 million net foreign exchange gain in the three-month period ended December 2010 and the US$3 million net foreign exchange gain in the corresponding period in 2009 were mainly due to the unwinding or Rand/US dollar foreign exchange positions to cover exports from the South African business denominated in US dollars. The Group's policy is to identify foreign exchange risks immediately when they arise and to cover these risks to the functional currency of the operation where the risk lies. The majority of the Group's foreign exchange exposures are covered centrally by the Group Treasury which nets the internal exposures and hedges the residual exposure with third party banks.

        The US$3 million net fair value gain on financial instruments in each of the three-month periods ended December 2010 and 2009 relates to the net impact of currency and interest rate movements after hedge accounting for certain interest rate and currency swaps the Group has entered into in order to manage the interest and currency exposure on internal and external loans.

Taxation

	Three Months Ended December
	2010	2009
	(US$ million)
Profit/(loss) before taxation	50	(72)
Taxation at the average statutory tax rates	12	(14)
Net exempt income and non-tax deductible expenditure	1	(4)
Effect of tax rate changes	—	—
Deferred tax asset not recognized	9	21
Utilization of previously unrecognized tax assets	(9)	(24)
Secondary Tax on Companies	—	—
Prior year adjustments	—	—
Other taxes	—	—

Taxation charge/(benefit)	13	(21)

Effective tax rate	26%	29%

        With a profit before taxation of US$50 million, the total taxation charge to the income statement of US$13 million corresponds to an effective tax rate of 26% for the three-month period ended December 2010.

Profit (loss)

        We produced a net profit of US$37 million for the three months ended December 2010 compared to a net loss of US$51 million for the three months ended December 2009. The main reason for the change in the first quarter of fiscal 2011 compared to the first quarter of fiscal 2010, was the beneficial impact on sales volume and selling prices of a significant increase in demand for all major products as major world economies started to recover.

Comparison of Fiscal 2010, 2009 and 2008

Overview

        This overview of the Group's operating results is intended to provide context to the discussion and analysis which follow. General trends are being highlighted here, with a detailed discussion and analysis in separate sections below. The Group's results reflect the Acquired Business from December 31, 2008, the date of the closing of the Acquisition, as further specified in note 33 to our Group annual financial statements for fiscal 2010.

        The key indicators of the Group's operating performance are:

Key figures	2010	2009	2008
	(US$ million, except for share amounts)
Sales	6,572	5,369	5,863
Operating profit/(loss)	341	(73)	314
Special items—(gains) losses	(2)	106	52
Operating profit excluding special items	339	33	366
Basic earnings (loss)/per share (US cents)	13	(37)	28

        The following table reconciles operating profit excluding special items to net profit (loss).

	Year Ended September
	2010	2009	2008
	(US$ million)
Net profit (loss)	66	(177)	102
Taxation charge (benefit)	20	(41)	86
Net finance costs	255	145	126

Operating profit (loss)	341	(73)	314
Special items—(gains) losses	(2)	106	52

Operating profit (loss) excluding special items	339	33	366

Plantation price fair value adjustment (loss) gain	(31)	67	(120)
Restructuring provisions raised	46	34	41
Profit on disposal of property, plant & equipment	(5)	(1)	(5)
Asset (impairment reversals) impairments	(10)	79	119
Alternative fuel mixture tax credits	(51)	(87)	—
Integration costs	—	3	—
BEE transaction charge	23	—	—
Fire, flood, storm and related events	26	11	17

Total Special items (gains) losses	(2)	106	52

        Movements in operating profit and operating profit excluding special items are explained below.

        Segment contributions to operating profit were as follows:

Operating Profit/(Loss)	2010	2010 vs. 2009	2009	2009 vs. 2008	2008
	(US$ million)
Sappi Fine Paper North America	180	127	53	(39)	92
Sappi Fine Paper Europe	72	139	(67)	(3)	(64)
Sappi Southern Africa	112	166	(54)	(333)	279
Unallocated and eliminations(1)	(23)	(18)	(5)	(12)	7

Total	341	414	(73)	(387)	314

(1)
Includes the Group's treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

Special items (Gain)/Loss	2010	2009	2008
	(US$ million)
Sappi Fine Paper North America	(56)	(55)	3
Sappi Fine Paper Europe	4	79	119
Sappi Southern Africa	22	72	(70)
Unallocated and eliminations(1)	28	10	—

Total	(2)	106	52

(1)
Includes the Group's treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

Operating Profit/(Loss) excluding special items	2010	2010 vs. 2009	2009	2009 vs. 2008	2008
	(US$ million)
Sappi Fine Paper North America	124	126	(2)	(97)	95
Sappi Fine Paper Europe	76	64	12	(43)	55
Sappi Southern Africa	134	116	18	(191)	209
Unallocated and eliminations(1)	5	—	5	(2)	7

Total	339	306	33	(333)	366

(1)
Includes the Group's treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

        Special items for the Group in fiscal 2010 and fiscal 2009 are generally summarized below:

        Plantation price fair value:    The impact was a positive US$31 million in fiscal 2010 and a negative impact of US$67 million in fiscal 2009.

        Impairment and restructuring charges:    In fiscal 2010 operating profit was positively impacted by asset impairment reversals of US$10 million, which comprised the reversal of a portion of the fiscal 2009 impairment of the coated mechanical paper business unit in Europe, which negatively impacted operating profit in that year (US$74 million). Fiscal 2009 operating profit was further negatively impacted by the impairment of the Usutu mill in southern Africa (US$5 million).

        In fiscal 2010 operating profit was negatively impacted by restructuring charges of US$46 million, which related to the closure of the Usutu mill in southern Africa and the Kangas mill in Europe. The fiscal 2009 operating profit was negatively impacted by restructuring charges of US$34 million which related mostly to the closure of the Muskegon mill in the United States.

        Alternative fuel mixture tax credits:    During fiscal 2010 and 2009, we filed claims for alternative fuel mixture credits covering eligible periods subsequent to February 2009 totaling US$51 million and US$87 million, net of fees and expenses, respectively and have reflected such amounts in the accompanying Group income statement in "—Other operating expenses (income)". Cash received, net of fees and expenses paid by us during fiscal 2010 and 2009 totaled US$73 million and US$65 million, respectively. No receivables related to alternative fuel mixture credits were outstanding at the end of fiscal 2010. We consider the tax credits earned in fiscal 2010 and 2009 as fully taxable and treated them as such in the calculation of its tax provision in the consolidated financial statements.

        BEE charges:    Charges related to a BEE transaction completed during fiscal 2010 amounted to US$23 million.

        Fire, Flood and Storm Damage:    During fiscal 2010 operating profit was negatively impacted by a fire in our Stockstadt mill in Europe (US$21 million) and storm damage to various southern African business units (US$5 million).

        During fiscal 2009 the southern African business experienced devastating fires across a wide area of afforested land and some flooding at the Saiccor mill. The cost of these damages was US$10 million in fiscal 2009.

  Group

  Comparing fiscal 2010 with fiscal 2009

        The Operating loss of US$73 million recorded in fiscal 2009 improved to an Operating profit of US$341 million in fiscal 2010.

        Operating profit in fiscal 2010 was negatively affected by net special items of US$2 million compared to a positive impact of net special items in fiscal 2009 of US$106 million. Special items in fiscal 2010 included a favorable plantation fair value price adjustment (US$31 million), asset impairment reversals (US$10 million) and alternative fuel mixture tax credits earned in North America (US$51 million). These positive special items were offset by restructuring charges (US$46 million), BEE charges (US$23 million) and fire and flood damage (US$26 million).

        Operating profit excluding special items increased in fiscal 2010 to US$339 million from US$33 million in fiscal 2009. This significant improvement was mainly due to increased demand and sales volumes in the Group's major markets and increased average selling price for some of our major products.

  Comparing fiscal 2009 with fiscal 2008

        Operating profit declined from US$314 million in fiscal 2008 to a loss of US$73 million for fiscal 2009.

        Operating profit in fiscal 2009 was adversely affected by special items which included an unfavorable plantation fair value price adjustment (US$67 million), restructuring charges (US$34 million), asset impairment charges (US$79 million) and fire and flood damage (US$11 million) which were partly offset by alternative fuel mixture tax credits earned in North America (US$87 million).

        Operating profit excluding special items decreased in fiscal 2009 to US$33 million from US$366 million in fiscal 2008. This significant decline was mainly due to declines in sales volumes and selling prices in the Group's major markets, which were driven by decreased demand for all major products.

  Sappi Fine Paper North America

Key figures	2010	2009	2008
	(US$ million)
Operating profit	180	53	92
Profit loss on disposal of property, plant & equipment	(3)	—	(1)
Asset (impairment reversals) impairments	(2)	—	4
Alternative fuel mixture tax credits	(51)	(87)	—
Restructuring provisions raised	—	31	—
Fire, flood, storm and related events	—	1	—

Operating profit (loss) excluding special items	124	(2)	95

  Comparing fiscal 2010 with fiscal 2009

        Operating profit increased from US$53 million in fiscal 2009 to US$180 million in fiscal 2010.

        The operating profit for fiscal 2010 included favorable net special items of US$56 million and consisted mainly of alternative fuel mixture tax credits earned (US$51 million).

        Operating profit excluding special items improved to US$124 million in fiscal 2010 from an operating loss excluding special items in fiscal 2009 of US$2 million. This significant improvement was mainly due to increased sales volumes, a reduction in variable cost per ton and a reduction in fixed costs.

  Comparing fiscal 2009 with fiscal 2008

        Operating profit decreased from US$92 million in fiscal 2008 to US$53 million in fiscal 2009.

        The operating profit in fiscal 2009 included favorable net special items of US$55 million which consisted mainly of alternative fuel mixture tax credits earned (US$87 million), offset by restructuring charges for the closure of the Muskegon mill (US$27 million) and other restructuring charges (US$4 million).

        The operating profit excluding special items declined to a loss of US$2 million in fiscal 2009 from an operating profit excluding special items in fiscal 2008 of US$95 million. This decrease was mainly due to a significant decrease in demand for our major products and therefore a decrease in sales volumes, a decrease in average selling prices, offset by reductions in variable costs and fixed costs.

  Sappi Fine Paper Europe

Key figures	2010	2009	2008
	(US$ million)
Operating profit (loss)	72	(67)	(64)
(Profit) loss on disposal of property, plant & equipment	(2)	1	(1)
Asset (impairment reversals) impairments	(10)	74	78
Self insurance	(22)	—	—
Restructuring provisions raised	17	1	41
Fire, flood, storm and related events	21	—	1
Integration costs	—	3	—

Operating profit excluding special items	76	12	55

  Comparing fiscal 2010 with fiscal 2009

        Operating profit improved from a loss of US$67 million in fiscal 2009 to an operating profit of US$72 million in fiscal 2010.

        The operating profit for fiscal 2010 included unfavorable net special items of US$4 million which included restructuring charges for the closure of the Kangas mill (US$17 million), costs related to fire damage at our Stockstadt mill (US$21 million) offset by self insurance recoveries (US$22 million) and the reversal of asset impairment charges (US$10 million).

        Operating profit excluding special items improved to US$76 million in fiscal 2010 from an operating profit excluding special items in fiscal 2009 of US$12 million. This significant improvement was mainly due to improved market demand for our products which lead to increased sales volumes offset by increases in variable costs and fixed costs.

  Comparing fiscal 2009 with fiscal 2008

        Operating profit decreased from a loss of US$64 million in fiscal 2008 to loss of US$67 million in fiscal 2009.

        The operating loss in fiscal 2009 included unfavorable net special items of US$79 million which consisted mainly of asset impairments (US$74 million).

        Operating profit excluding special items declined to US$12 million in fiscal 2009 from an operating profit excluding special items in fiscal 2008 of US$55 million. This decrease was mainly due to an 8% decrease in average selling prices and increased fixed costs, offset by increased sales volumes and a reduction in variable cost per ton. The increase in sales volume and fixed costs were mainly due to the inclusion of the Acquired business in fiscal 2009.

  Sappi Southern Africa

Key figures	2010	2009	2008
	(US$ million)
Operating profit (loss)	112	54	279
Plantation price fair value adjustment	(31)	67	(120)
(Profit) loss on disposal of property, plant & equipment	—	(2)	(3)
Asset (impairment reversals) impairments	2	5	37
Self insurance	—	(10)	—
Restructuring provisions raised	23	2	—
Fire, flood, storm and related events	5	10	16
BEE transaction charge	23	—	—

Operating profit excluding special items	134	18	209

  Comparing fiscal 2010 with fiscal 2009

        Operating profit improved from a loss of US$54 million in fiscal 2009 to an operating profit of US$112 million in fiscal 2010.

        The operating profit for fiscal 2010 included unfavorable net special items of US$22 million which consisted mainly of a favorable plantation price fair value adjustment (US$31 million), offset by BEE charges (US$23 million) and restructuring charges for the closure of the Usutu mill (US$23 million).

        Operating profit excluding special items improved to US$134 million in fiscal 2010 from an operating profit excluding special items in fiscal 2009 of US$18 million. This significant improvement was mainly due to increased sales volumes in our chemical cellulose business, increased average selling prices for our pulp and paper operations, a decrease in variable input cost per ton offset by an increase in fixed costs.

  Comparing fiscal 2009 with fiscal 2008

        Operating profit decreased from US$279 million in fiscal 2008 to loss of US$54 million in fiscal 2009.

        The operating loss in fiscal 2009 included unfavorable net special items of US$72 million which consisted mainly of an unfavorable plantation price fair value adjustment (US$67 million), fire damage to plantations (US$10 million) and asset impairments (US$5 million) offset by self insurance recoveries related to the fire damage (US$10 million).

        Operating profit excluding special items declined to US$17 million in fiscal 2009 from an operating profit excluding special items in fiscal 2008 of US$209 million. This decrease was due to a significant reduction in average selling prices of chemical cellulose, a decrease in average selling prices of paper and paper packaging products, a large increase in variable input costs per ton and a slight increase in fixed costs.

Sales

  Group

        An analysis of sales movements in fiscal 2010, 2009 and 2008 is presented below:

Sales Volume	2010	Change 2010 vs. 2009	2009	Change 2009 vs. 2008	2008
	('000 tons)
Sappi Fine Paper North America	1,354	80	1,274	(279)	1,553
Sappi Fine Paper Europe(1)	3,796	840	2,956	410	2,546
Sappi Southern Africa
Pulp & Paper	1,751	91	1,660	(98)	1,758
Forestry	993	176	817	(177)	994

Total Sappi Southern Africa	2,744	267	2,477	(275)	2,752

Total	7,894	1,187	6,707	(144)	6,851

Sales Value	2010	Change 2010 vs. 2009	2009	Change 2009 vs. 2008	2008
	(US$ million)
Sappi Fine Paper North America	1,373	78	1,295	(369)	1,664
Sappi Fine Paper Europe(1)	3,638	743	2,895	175	2,720
Sappi Southern Africa
Pulp & Paper	1,488	364	1,124	(279)	1,403
Forestry	73	18	55	(21)	76

Total Sappi Southern Africa	1,561	382	1,179	(300)	1,479

Total	6,572	1,203	5,369	(494)	5,863

(1)
Includes nine months contribution of the Acquired Business.

        The main factors impacting sales are volume, price, product mix and currency exchange rate changes. The South African and European businesses transact in ZAR and EUR respectively, but the results of their operations are translated into US dollars for reporting purposes. The movement in the exchange rate from local currency to US dollars during the periods of high volatility significantly impacts reported results from one period to the next. Movements in exchange rates impacted sales positively by US$263 million in fiscal 2010 compared to fiscal 2009 and negatively by US$547 million in fiscal 2009 compared to fiscal 2008. An analysis of the drivers of sales movements is presented below:

Sales Variance Analysis	2010 vs. 2009	2009 vs. 2008
	(US$ million)
Exchange rate effects	263	(547)
Volume change effects	951	(123)
Price and product mix effects	(11)	176

Total	1,203	(494)

  Comparing fiscal 2010 with fiscal 2009

        Sales for fiscal 2010 were US$6,572 million, an increase of 22% compared to fiscal 2009. This increase was driven by improved demand in all our major markets leading to increased sales volumes and increased average selling prices for some of our products. Another reason for the increase in sales was that the Acquired Business was included for twelve months in fiscal 2010 compared to 9 months in fiscal 2009. Sales also included a positive currency translation impact of US$263 million when compared to a negative currency translation impact of $547 million in fiscal 2009.

        Average selling prices realized by the Group in fiscal 2010 were 4% higher in US dollar terms than the average selling prices realized in fiscal 2009, mainly as a result of an increase in pulp selling prices. The average world benchmark NBSK pulp price increased by 36% in fiscal 2010 compared to fiscal 2009.

        In fiscal 2010, sales volume for the Group was approximately 18% higher than in fiscal 2009. Excluding the sales volume of the Acquired Business, our sales volume increased by 13% compared to fiscal 2009.

  Comparing fiscal 2009 with fiscal 2008

        The decrease of 8% in sales from US$5,863 million in fiscal 2008 to US$5,369 million in fiscal 2009 was the result of the large negative currency translation effect on translation of the sales of our European and South African businesses into US dollars and a decline in sales volume, offset to some extent by a relatively higher priced product mix for the Group after the Acquisition.

        The average exchange rate of the US dollar was stronger versus the euro in 2009 than in 2008 (euro/US$1.37 in 2009 compared to euro/US$1.51 in 2008). This difference in translating the sales of our European business had a US$298 million negative impact on the Group's sales in US dollars. The stronger US dollar versus the South African Rand (ZAR/US$9.01 in 2009 compared to ZAR/US$7.43 in 2008) had the effect of reducing the sales of the South African divisions in US dollars compared to fiscal 2008 by US$249 million.

        Average selling prices realized by the Group in fiscal 2009 were 6% lower in US dollar terms than the average selling prices realized in fiscal 2008, mainly as a result of a sharp decline in pulp prices. The average NBSK pulp price in fiscal 2009 decreased by 26% relative to the prior year. Selling prices for paper products in local currency terms were lower than fiscal 2008 for some of our major product groups as discussed in "—Markets" and further on in this section where we discuss our sales by region.

        In fiscal 2009, sales volume for the Group declined by approximately 16% (excluding the sales volume of the Acquired Business of approximately 926,000 tons) compared to fiscal 2008, as a result of a decline in demand for coated paper and pulp in the Group's major markets. Actual sales volumes, including the Acquired Business, were approximately 98% of volumes for fiscal 2008.

  Sappi Fine Paper North America

  Comparing fiscal 2010 with fiscal 2009

        Sales increased by approximately 6% from US$1,295 million in fiscal 2009 to US$1,373 million in fiscal 2010. Improved demand in fiscal 2010 for coated paper and pulp allowed Sappi Fine Paper North America to increase sales volumes by 6% compared to fiscal 2009. Average selling prices realized in fiscal 2010 of US$1,014/ton were slightly lower than the US$1,016/ton achieved in fiscal 2009.

  Comparing fiscal 2009 with fiscal 2008

        Sales volume in fiscal 2009 declined by 18% compared to fiscal 2008 due to a significant weakening in demand for coated paper and pulp. The decline in demand was the result of a severe reduction in economic activity and a resulting decline in demand for advertising (a major driver for coated woodfree paper consumption). Average selling prices decreased from US$1,071/ton in fiscal 2008 to US$1,016/ton in fiscal 2009.

  Sappi Fine Paper Europe

  Comparing fiscal 2010 with fiscal 2009

        Market conditions improved for all Sappi Fine Paper Europe products during fiscal 2010 compared to the fiscal 2009 year. In fiscal 2010, sales volumes, including the Acquired Business for twelve months, were 28% higher than the sales volume in fiscal 2009, which included nine months of the Acquired Business. Excluding the sales volume of the Acquired Business, sales volume for fiscal 2010 increased by 20% compared to fiscal 2009.

        Despite the improvement in market conditions, selling prices only started rising in the last six months of fiscal 2010. The average selling price in euro terms for the last quarter of fiscal 2010 was €753/ton compared to an average selling price of €677/ton in the last quarter of fiscal 2009.

        Overall, average selling prices during fiscal 2010, in both euro and US dollar terms were lower than those achieved in fiscal 2009. Average realized prices in euro terms decreased from €717/ton in fiscal 2009 to €702/ton in fiscal 2010. Average selling prices realized in US dollar terms in fiscal 2009 were US$979/ton compared to US$958/ton for fiscal 2010.

  Comparing fiscal 2009 with fiscal 2008

        Market conditions were exceptionally weak during fiscal 2009 compared to the fiscal 2008 year. In fiscal 2009, sales volumes, including the Acquired Business, were approximately 116% of the sales volume for fiscal 2008. Volumes excluding the Acquired Business declined by approximately 20% compared to the 2008 fiscal year, as a result of a decline in demand for coated paper in the region's major markets.

        Average selling prices realized in US dollar terms in fiscal 2009 were US$979 per ton compared to US$1,068 per ton for fiscal 2008. This reduction in US dollar price realization was due to the strengthening of the US dollar against the euro from an average of US$1.51/euro for fiscal 2008 to US$1.37/euro for fiscal 2009. Average realized prices in euro terms increased from €709 per ton in 2008 to €717 per ton in fiscal 2009.

  Sappi Southern Africa

  Comparing fiscal 2010 with fiscal 2009

        Sales from the southern African pulp and paper operations (Sappi Chemical Cellulose and Sappi Paper and Paper Packaging) increased by 32% in US dollar terms or 10% in Rand terms in fiscal 2010 (US$1,488 million; ZAR11,148 million) compared to fiscal 2009 (US$1,124 million; ZAR10,131 million). The increase in sales in US dollar terms was largely due to the difference in average exchange rates used to translate Rand sales to US dollar in fiscal 2009 (ZAR/US$9.01) and 2010 (ZAR/US$7.49).

        Sales volumes for the southern African pulp and paper operations increased by 5% in fiscal 2010 compared to fiscal 2009. Demand for chemical cellulose products was significantly better in fiscal 2010 than during fiscal 2009 and sales volume for the Sappi Chemical Cellulose business increased by 22% compared to fiscal 2009. The sales volumes for the Sappi Paper and Paper Packaging business declined by 3% compared to fiscal 2009, despite market conditions and demand being better than in fiscal 2009. This comparison includes the closure of the Usutu Mill in January 2010 and the resulting loss of sales volume. Excluding the fiscal 2009 sales volumes of the Usutu mill, sales volumes of the Sappi Paper and Paper Packaging business increased by 6% in fiscal 2010 compared to fiscal 2009.

        A major determinant of sales pricing in the chemical cellulose business is the NBSK pulp market price. During fiscal 2010, the average NBSK pulp price increased by 36% from an average of US$650/ton in fiscal 2009 to an average of US$885/ton in fiscal 2010. During fiscal 2010, our average chemical cellulose selling prices in US dollar terms increased by 26% compared to fiscal 2009, but increased by only 11% in Rand terms due to the strengthening of the Rand to the US dollar during fiscal 2010.

        Average selling prices realized in the Sappi Paper and Paper Packaging business increased by 20% in US dollar terms and by 4% in Rand terms compared to fiscal 2009.

        Sales of our Sappi Forests business increased by 33% in US dollar terms or 10% in Rand terms in fiscal 2010 (US$73 million; ZAR547 million) compared to fiscal 2009 (US$55 million; ZAR496 million). The sales volumes of the Sappi Forests business increased by 22% in fiscal 2010 compared to fiscal 2009. Average selling prices of timber, in Rand terms, decreased by 9% in fiscal 2010 compared to fiscal 2009 due to increased timber availability.

  Comparing fiscal 2009 with fiscal 2008

        Sales, in US dollar terms, from the southern African pulp and paper operations (Sappi Chemical Cellulose and Sappi Paper and Paper Packaging) declined by 20% in fiscal 2009 compared to fiscal 2008 due to a 5% reduction in sales volume and a significant reduction in chemical cellulose selling prices which are denominated in US dollars. We experienced a strong decline in demand for chemical cellulose products as market conditions were significantly worse than during fiscal 2008, due to the global economic slow down. A major determinant of sales and sales pricing in the southern African pulp and paper operations is the NBSK market price. During fiscal 2009, the average NBSK price declined by 26% from an average of US$876 per ton for fiscal 2008 to an average of US$650 per ton for fiscal 2009.

        Sales in South Africa of the Sappi Paper and Paper Packaging business benefited from the weaker Rand to the US dollar during the first half of fiscal 2009, which reduced import substitution and improved local pricing. The Rand strengthened against the US dollar towards the end of the year, increasing competition from imports and placing pressure on local product prices.

        Timber sales volumes in our Sappi Forests business declined as the business reduced external sales in order to supply the increased timber requirement of the Saiccor mill after the expansion.

Operating expenses

        In the analyses which follow, cost per ton has been based on sales tons. An analysis of the Group operating expenses is as follows:

Operating Costs	2010	Change 2010 vs. 2009	2009	Change 2009 vs. 2008	2008
	(US$ million)
Variable Costs
Delivery	547	93	454	(55)	509
Manufacturing	3,570	702	2,868	(205)	3,073

Total Variable Costs	4,117	795	3,322	(260)	3,582

Fixed Costs	2,163	193	1,970	51	1,919
Price Fair value plantation	(31)	(98)	67	187	(120)
(Impairment reversals) impairments	(10)	(89)	79	(40)	119
Restructuring	46	12	34	(7)	41
Alternative fuel mixture tax credits	(51)	36	(87)	(87)	—
Fire, flood, storm and related events	26	15	11	—	11
BEE charge	23	23	—	—	—
Sundry (income) loss	(4)	(11)	7	13	(6)
Other	(48)	(87)	39	36	3

Total	6,231	789	5,442	(107)	5,549

        See "—Operating Results" for the line items plantation fair value pricing adjustment, impairment, alternative fuel mixture tax credits, restructuring and fire and flood damage.

        Variable and fixed costs are analyzed in more detail below.

Variable manufacturing costs

Group

        The table below sets out the major components of the Group's variable manufacturing costs.

	2010			2009			2008
Variable Manufacturing Costs	Costs	US$/Ton	Change 2010 vs. 2009	Costs	US$/Ton	Change 2009 vs. 2008	Costs	US$/Ton
	(US$ million)
Wood	706	89	43	663	99	(59)	722	105
Energy	626	79	42	584	87	26	558	81
Pulp(1)	929	118	386	543	81	(159)	702	102
Chemicals	1,050	133	182	868	129	(67)	935	136
Other costs	259	33	49	210	31	54	156	23

Total	3,570	452	702	2,868	427	(205)	3,073	447

(1)
Pulp includes only bought-in fully bleached hardwood and softwood.

        Variable manufacturing costs relate to costs of inputs which vary directly with output. The line "Other costs" in the table above relates to inputs such as water, fillers, bought-in pulp (other than fully bleached hardwood and softwood) and consumables. The Group's variable costs are impacted by sales volume, exchange rate impacts on translation of our European and South African businesses into US dollars, and the underlying costs of inputs. The major contributors to variable cost movements at a Group level have been the impact of the exchange rates on translation of the

European and the South African operations into the US dollar presentation currency and actual input cost escalations. See "—Principal Factors Impacting on Group Results" and "—Currency Fluctuations" for a discussion of exchange rate movements. Cost increases are driven by international commodity price increases.

        An analysis of variable cost developments by region is as follows:

	2010			2009			2008
Regional Variable Manufacturing Costs(1)	Costs	US$/Ton	Change 2010 vs. 2009	Costs	US$/Ton	Change 2009 vs. 2008	Costs	US$/Ton
	(US$ million)
Sappi Fine Paper North America	741	521	34	707	543	(218)	925	578
Sappi Fine Paper Europe	2,199	579	598	1,601	542	(7)	1,608	630
Sappi Southern Africa	771	281	73	698	250	(73)	771	244

(1)
Note: Regional variable manufacturing costs are pre-consolidation adjustments

        Cost management is a major focus area for the Sappi group. We have engaged in a number of cost reduction initiatives aimed at offsetting the impact of increases in input costs. These initiatives are aimed at improved procurement strategies and product re-engineering initiatives to reduce raw material input costs through substitution. Product design and raw material inputs are constantly reviewed to ensure product attributes and quality meet market specifications.

Sappi Fine Paper North America

Comparing fiscal 2010 with fiscal 2009

        During fiscal 2010, variable manufacturing costs per ton decreased by 4% compared to fiscal 2009 due to decreases in purchase prices of wood, energy and chemicals, partially offset by an increase in pulp input costs.

Comparing fiscal 2009 with fiscal 2008

        Total variable manufacturing costs decreased by approximately 24% due to the significant amount of curtailment of output during fiscal 2009 to align with reduced demand (including the suspension and closure of operations of the Muskegon mill), and due to reduced variable manufacturing costs per ton. Variable manufacturing costs per ton decreased by 6% in fiscal 2009 compared to fiscal 2008 largely due to decreases in the costs of purchased pulp and energy, partially offset by increases in the costs of wood and chemicals.

Sappi Fine Paper Europe

Comparing fiscal 2010 with fiscal 2009

        Sappi Fine Paper Europe experienced significant variable manufacturing cost pressure during fiscal 2010. Our European business purchases approximately 49% of the pulp required for paper production in the open market. Variable manufacturing cost per ton in euro terms increased by 7% compared to fiscal 2009, mainly due to a 44% increase in pulp input costs per ton. This increase was offset to some extent by a decrease in purchased energy prices. The increase in variable manufacturing costs from fiscal 2009 to fiscal 2010 in US Dollar terms was also 7% as the average US$/euro exchange rate for the two years did not change significantly.

Comparing fiscal 2009 with fiscal 2008

        During the period under review the region undertook cost reduction projects which contributed to cost reductions through process as well as product re-engineering initiatives. A large part of the target synergies from the Acquisition consist of variable cost reduction initiatives. Variable costs per ton declined by 5%, in euro terms, during fiscal 2009 compared to fiscal 2008, due to a reduction in global commodity prices, in particular market pulp and realization of cost synergies from the Acquisition.

Sappi Southern Africa

Comparing fiscal 2010 with fiscal 2009

        During fiscal 2010, input costs per ton in Rand terms decreased by 9% compared to fiscal 2009 mainly due to decreases in the input prices for chemicals and other input costs, driven by decreases in international commodity prices. The increase in input costs per ton in US dollar terms stems from the change in average exchange rates used for translation in fiscal 2010 (ZAR/US$ = 7.4917) and in fiscal 2009 (ZAR/US$ = 9.0135).

Comparing fiscal 2009 with fiscal 2008

        Variable manufacturing input costs per ton in Rand terms increased significantly (25%) in fiscal 2009 compared to fiscal 2008. This was due to increased purchase prices for energy and chemicals, the additional operating costs we incurred as a result of the interrupted ramp up of the Saiccor mill expansion and the decision to take commercial downtime as local demand weakened during the latter part of the year. Average wood costs increased significantly in fiscal 2009 compared to fiscal 2008, due to a wood shortage after severe forest fires in southern Africa that occurred in 2007 and 2008. Energy costs increased sharply due to increased electricity prices in South Africa. Sub-optimal operating conditions lead to the use of oil to fire the boilers and the requirement for additional chemical loads.

Fixed costs

Group

        A summary of the Group's major fixed cost components is as follows:

Fixed Costs	2010	Change 2010 vs. 2009	2009	Change 2009 vs. 2008	2008
	(US$ million)
Personnel	1,176	130	1,046	29	1,017
Maintenance	275	25	250	(2)	252
Depreciation	411	15	396	22	374
Other	302	24	278	2	276

Total	2,164	194	1,970	51	1,919

        The regional analysis which follows excludes corporate fixed costs and consolidation adjustments which are not material.

Regional Fixed Costs	2010	Change 2010 vs. 2009	2009	Change 2009 vs. 2008	2008
	(US$ million)
Sappi Fine Paper North America	461	(14)	475	(68)	543
Sappi Fine Paper Europe	1,156	104	1,052	189	863
Sappi Southern Africa	577	115	462	(52)	514

Sappi Fine Paper North America

Comparing fiscal 2010 with fiscal 2009

        The decrease in fixed costs of US$14 million in fiscal 2010 compared to fiscal 2009 is mainly due to a decrease in depreciation of US$11 million at our Somerset mill and the benefits of ongoing cost reduction efforts in services and administration, offset by small increases in personnel and maintenance costs. The decrease in depreciation at the Somerset mill was due to certain assets being fully depreciated early in fiscal 2010.

Comparing fiscal 2009 with fiscal 2008

        The impact of our restructuring actions and focus on a reduction of overheads is reflected in the reduction of US$68 million in fixed costs compared to fiscal 2008. In addition to permanent selling, general and administrative restructuring actions during fiscal 2009, we curtailed paper production due to weak demand and ceased operations at our Muskegon mill.

Sappi Fine Paper Europe

Comparing fiscal 2010 with fiscal 2009

        Fixed costs increased by €76 million or 10% in fiscal 2010 compared to fiscal 2009. The major portion of this increase was due to the inclusion of the Acquired Business for 12 months in fiscal 2010 compared to 9 months in fiscal 2009. Excluding the Acquired Business, fixed costs increased by €26 million or 4% in fiscal 2010 compared to fiscal 2009, mainly due to increased personnel and maintenance costs.

Comparing fiscal 2009 with fiscal 2008

        In fiscal 2009, cost saving initiatives remained a key focus area of the region. Fixed costs in fiscal 2009 increased by €198 million compared to fiscal 2008, due to the integration of the Acquired Business into our European business in the second quarter of 2009. Fixed costs excluding the Acquired Business were at a similar level in fiscal 2009 compared to fiscal 2008. The movement in fixed costs in US dollar terms, shown in the table above, in fiscal 2009 as compared to fiscal 2008, includes the impact of the strengthening of the US dollar against the euro.

Sappi Southern Africa

Comparing fiscal 2010 with fiscal 2009

        Personnel cost is the largest component of fixed costs and remains under pressure in South Africa due to a high inflation environment and the impact of a skills shortage on labor rates, particularly in skilled technical functions.

        Fixed costs increased, in Rand terms, by 4% from ZAR4,168 million to ZAR4,324 million, in fiscal 2010 compared to fiscal 2009. This increase was mainly due to a 7% increase in personnel costs. Maintenance and services expenses were well controlled and remained at similar levels in fiscal 2010 than in fiscal 2009.

Comparing fiscal 2009 with fiscal 2008

        As in the case of the other regions, the South African businesses placed great emphasis on management of fixed costs. In Rand terms fixed costs were 1% above the level achieved in fiscal 2008.

Net Finance Costs

        Annual finance costs may be analyzed as follows:

Finance Costs	2010	2009	2008
	(US$ million)
Finance costs	309	198	181
Finance revenue	(16)	(61)	(38)

Net interest paid	293	137	143
Finance costs capitalized	—	—	(16)
Net foreign exchange gains	(17)	(17)	(8)
Net fair value (gains) losses on financial instruments	(21)	25	7

Net finance costs	255	145	126

        Net interest paid (finance costs less finance revenue) in fiscal 2010 was US$293 million compared to US$137 million in 2009. The increase in net interest paid was a result of higher interest rates on higher average debt following the 2009 Refinancing completed towards the end of fiscal 2009. The fiscal 2009 net interest paid also includes a US$41 million gain relating to the discount received when we repaid, prior to maturity, the vendor loan notes related to the Acquisition.

        The finance costs capitalized in fiscal 2008 relate to the Saiccor expansion project in South Africa. After the plant was commissioned in the latter part of fiscal 2008, capitalization of finance costs for the project ceased.

        The US$17 million net foreign exchange gain in fiscal 2010 was due to the timing of the netting process of foreign exchange exposure. The Group's policy is to identify foreign exchange risks immediately when they arise and to cover these risks to the functional currency of the operation where the risk lies. The majority of the Group's foreign exchange exposures are covered centrally by the Group Treasury which nets the internal exposures and hedges the residual exposure with third party banks.

        The net fair value movement on financial instruments relates to the net impact of currency and interest rate movements after hedge accounting for certain interest rate and currency swaps the Group has entered into in order to manage the interest and currency exposure on internal and external loans. During fiscal 2009 certain interest rate swaps were closed early in anticipation of the 2009 Refinancing and this resulted in additional swap charges. The closure of these swaps stopped the hedging relationship with the underlying debt and therefore the difference between the carrying amount and the notional amount of the debt is being amortized over the period that the swaps would have been in place, had they not been closed early. This has resulted in a gain to financial instruments of US$21 million for fiscal 2010.

Taxation

	2010	2009	2008
	(US$ million)
Profit (loss) before taxation	86	(218)	188
Taxation at the average statutory tax rates	35	(60)	72
Net exempt income and non-tax deductible expenditure	(10)	(32)	(51)
Effect of tax rate changes	—	(3)	(9)
Deferred tax asset not recognized	65	72	103
Utilization of previously unrecognized tax assets	(54)	(22)	(19)
Secondary Tax on Companies	—	4	7
Prior year adjustments	(20)	(4)	(19)
Other taxes	4	4	2

Taxation charge/(benefit)	20	(41)	86

Effective tax rate	23%	19%	46%

        With a profit before taxation of US$86 million, the total taxation charge to the income statement of US$20 million results in an effective tax rate of 23% for fiscal 2010. The expected charge of US$35 million was favorably impacted by exempt income components and favorable prior year adjustments, mainly consisting of changed risk assessments subsequent to various tax audits.

Profit (loss)

        We produced a net profit of US$66 million for fiscal 2010 compared to a net loss of US$177 million in fiscal 2009 and compared to a net profit of US$102 million for fiscal 2008. The main reason for the change in fiscal 2010 compared to fiscal 2009, was the beneficial impact on sales volume and selling prices of a significant increase in demand for all major products as major world economies started to recover from the slow down experienced during fiscal 2009.

Liquidity and Capital Resources

        Our principal sources of liquidity are cash generated from operations and availability under our credit facilities and other debt arrangements. Our liquidity requirements arise primarily from the need to fund capital expenditures in order to maintain our assets, to expand our business whether organically or through acquisitions, to fund our working capital requirements, to service our debt and to make dividend payments. Based on our current level of operations, we believe our cash flow from operations, available borrowings under our credit facilities and cash and cash equivalents will be adequate to meet our liquidity needs for at least the next twelve months.

        Our liquidity resources are subject to change as market and general economic conditions evolve. Decreases in liquidity could result from a lower than expected cash flow from operations, including decreases caused by lower demand, weaker prices for our products, or higher input costs. In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash could have a significant effect on our liquidity resources. Our liquidity could also be impacted by any limitations on the availability of our existing debt and our ability to refinance existing debt, raise additional debt and the associated terms of such debt. However, at the end of fiscal 2010 and the three-month period ended December 2010 we had substantial cash and cash equivalents of US$792 million and US$591 million, respectively.

        One of our liquidity requirements is usually the payment of annual dividends to shareholders. Considering among others the macro economic and global financial market conditions and our performance in fiscal 2010, as well as our priority to reduce indebtedness and preserve liquidity, the Board of Directors decided on November 8, 2010 not to declare a dividend for fiscal 2010.

Cash Flow

        In fiscal 2010, we placed an increased emphasis on cash generation and kept our capital expenditure at low levels, without compromising our current high levels of maintenance activities. During fiscal 2010 we did not experience a full recovery of demand and prices after the severe slowdown experienced during fiscal 2009. Similar to fiscal 2010, in the three-month period ended December 2010, our focus on managing working capital remained strong, particularly in relation to levels of inventory and trade receivables, keeping our level of working capital in line with the level of trading activity.

	Three Months Ended December		Year Ended September
Cash Flow Summary	2010	2009	2010	2009	2008
	(US$ million)
Cash generated from operations(1)	245	245	737	432	623

Movement in working capital	(335)	(170)	(5)	152	1
Net finance costs paid	(63)	(64)	(194)	(81)	(126)
Taxation paid	(2)	(4)	(9)	(5)	(70)
Dividends paid	—	—	—	(37)	(73)

Cash (utilized in) retained from operating activities	(155)	7	529	461	355

Investing activities(2)	(41)	(37)	(188)	(762)	(494)

Cash (utilized)/generated	(196)	(30)	341	(301)	(139)

(1)
Cash generated by operations is calculated by adding to the profit/(loss) for the period, net finance costs, taxation and various non-cash items as set out in the table below. For further information, see note 23 to our Group annual financial statements.

(2)
Investing activities in fiscal 2009 includes US$590 million in respect of the acquisition of the Acquired Business.

        Total non-cash items (as set out in the table below) in the three months ended December 2010 amounted to US$125 million, compared to US$244 million in the three months ended December 2009, and in fiscal 2010 amounted to US$469 million, compared to US$567 million in fiscal 2009 and compared to US$397 million in fiscal 2008.

	Three Months Ended December		Year Ended September
Non-cash Items	2010	2009	2010	2009	2008
	(US$ million)
Depreciation	109	112	411	396	374
Fellings	22	20	71	69	80
Asset Impairments (reversals) & closures	—	(8)	(10)	79	119
Plantation fair value—price	11	95	(31)	67	(120)
Plantation fair value—volume	(21)	(19)	(67)	(73)	(70)
Restructuring provisions raised	3	38	46	34	41
BEE charge	1	—	23	—	—
Other non-cash items	—	6	26	(5)	(27)

Total	125	244	469	567	397

Cash generated from operations

        In the three months ended December 2010, we generated cash from operations of US$245 million, essentially unchanged from the same period in 2009. Cash generated from operations was US$737 million in fiscal 2010 compared to US$432 million in fiscal 2009. The increase was mainly due to an increase in profit of US$243 million. Cash generated by operations was US$432 million in fiscal 2009 compared to US$623 million in fiscal 2008. The reduction was mainly due to a decrease in profit of US$279 million.

Working capital

        The movement in components of net working capital is as shown in the table below.

	Three Months Ended December		Year Ended September
Working capital movement	2010	2009	2010	2009	2008
	(US$ million)
Inventories	890	813	836	792	725
% sales(1)	11.9%	12.5%	12.7%	14.8%	12.4%
Receivables	893	898	888	858	698
% sales(1)	11.9%	13.9%	13.5%	16.0%	11.9%
Payables	(1,027)	(1,080)	(1,304)	(1,150)	(1,001)
% Cost of goods sold(1)	15.7%	17.6%	22.5%	22.9%	20.0%

Net working capital	756	631	420	500	422
Ratio of net working capital to sales	10.1%	9.7%	6.4%	9.3%	7.2%

(1)
Annualized from adjusted quarterly data.

        Optimizing the levels of our working capital remained a key management focus area during fiscal 2010 and the three months ended December 2010. We regularly compare our ratio of working capital to annual sales to those of our peers, and we believe that our working capital management compares favorably in that regard, although we have identified opportunities to improve this further. Managing the average monthly level of net working capital is a large element of the management incentive scheme for all our businesses.

        We ended the three-month period ended December 2010 with net working capital expressed as a percentage of sales slightly higher than at the end of the corresponding period in 2009. Net working capital expressed as a percentage of sales was lower in fiscal 2010 than at the end of fiscal 2009.

        As part of the Acquisition in fiscal 2009, we acquired €222 million (US$312 million) of additional working capital, which was included in the purchase price. In the three quarters following the acquisition, great efforts were made by our European division to reduce net working capital to be more in line with the lower levels of business following the global economic crises. The US$152 million of cash released from working capital in fiscal 2009 relates mainly to working capital reduction in the European business following the Acquisition. Nevertheless, net working capital as a percentage of sales at the end of fiscal 2009 was higher, at 9.9%, than the 7.2% achieved in fiscal 2008.

Capital expenditure

        Cash utilized in investing activities for the three months ended December 2010 and 2009 and the period from fiscal 2008 to fiscal 2010 is as set out in the tables below:

	Three Months Ended December		Year Ended September
	2010	2009	2010	2009	2008
Capital expenditure	45	36	211	176	505
Proceeds on disposals of non-current assets	(4)	—	(21)	(2)	(7)
Increase (decrease) in other non-current assets	—	1	(2)	(2)	(4)
Acquisition of businesses(1)	—	—	—	590	—

Total	41	37	188	762	494

(1)
Acquisition by the Group of the Acquired Business on December 31, 2008.

        Capital expenditure by region is as follows:

	Three Months Ended December		Year Ended September
Capital Expenditure by Region	2010	2009	2010	2009	2008
	(US$ million)
Sappi Fine Paper North America	24	11	42	28	130
Sappi Fine Paper Europe	13	20	95	83	91
Sappi Southern Africa	8	5	72	67	283
Other	—	—	2	(2)	1

Total	45	36	211	176	505

        Capital expenditure excludes capitalized interest.

        Our capital expenditure program varies from year to year, and expenditure in one year is not necessarily indicative of future capital expenditure.

        During the three months ended December 2010, our capital expenditure was US$45 million, compared to US$36 million during the three months ended December 2009. During fiscal 2010, our capital expenditure, including US$9 million of plantation land purchases, was US$211 million, compared to US$176 million during fiscal 2009, which included US$1 million of plantation land purchases. During fiscal 2010, as part of our cash management efforts we managed capital expenditure to a strategic target without compromising the maintenance of our asset base. During fiscal 2009, as part of our efforts to address the impact of challenging market conditions and since we were not committed to any significant capital expenditures for expansion, we reduced capital expenditures significantly.

        We operate in an industry that requires high capital expenditures and, as a result, we need to devote a significant part of our cash flow to capital expenditure programs, including investments relating to maintaining operations.

        Capital spending for investment relating to maintaining operations during the three months ended December 2010 and 2009, fiscal 2010, fiscal 2009 and fiscal 2008 amounted to approximately US$32 million, US$29 million, US$173 million, US$147 million and US$250 million, respectively. The capital spending relating to maintaining investments included US$10 million, US$15 million, US$7 million and US$2 million in the three months ended December 2010, fiscal 2010, fiscal 2009 and fiscal 2008, respectively, spent in connection with reconfiguring the recovery circuit at the Somerset Mill to increase the utilization of black liquor, a renewable fuel generated as a byproduct of the pulping process. This increase in black liquor utilization is estimated to be equivalent to the energy contained in approximately 100,000 barrels of oil per year. The reconfiguring of the recovery circuit at the Somerset Mill was completed and became operational in the three-month period ended December 2010 and is currently delivering the expected reduction in our energy costs.

        Cash capital expenditure to expand operations by region was as follows:

	Three Months Ended December		Year Ended September
						Rationale
	2010	2009	2010	2009	2008
	(US$ million)
Sappi Fine Paper North America	—	—	—	—	—
Sappi Fine Paper Europe	—	—	2	1	12	Relates mainly to energy supply project at Gratkorn mill and the upgrade of a paper machine at Ehingen mill.
Sappi Southern Africa— Saiccor	—	1	5	18	236	Relating to the capacity increase project at Saiccor.
Sappi Southern Africa— Other	3	2	31	10	7	Relating mainly to process improvement and plantation land purchases in fiscal 2010.

Total	3	3	38	29	255

        Capital expenditure to expand operations in each of the three-month periods ended December 2010 and December 2009 consisted mainly of process improvement.

        Capital expenditure to expand operations in fiscal 2010 consisted mainly of process improvement and plantation land purchases in southern Africa. Capital expenditure to expand operations in the fiscal years 2009 and 2008 primarily consisted of investments to increase the capacity of and improve our Saiccor mill in South Africa.

        In August 2006, we announced the expansion of the existing capacity at Saiccor mill, where Chemical Cellulose products are produced. The previous production capacity of the mill was approximately 600,000 tons per annum. The expansion has increased capacity to a maximum of 800,000 tons per annum. The increased capacity came on-line in September 2008 and became fully operational in April 2009. The investment at Sappi Fine Paper Europe during fiscal 2008 was part of a project for a new energy supply at our Gratkorn mill.

        We are currently considering further expanding our chemical cellulose business through investment in additional capacity. Our plans in that respect have not been finalized yet and there is no assurance that we will proceed with the contemplated expansion. If we proceed with that expansion, it is likely that our capital expenditures are going to be higher than the level of our capital expenditures in recent years. We intend to fund the required capital expenditures for any such expansion with third-party borrowings or the issuance of additional debt securities and available cash on hand.

        The relationship between capital expenditure and depreciation in the three-month period ended December 2010 compared to the corresponding period in 2009 was as follows:

Investment in fixed asset versus depreciation

        Over the past three years the relationship between capital expenditure and depreciation was as follows:

Investment in fixed asset versus depreciation

*
Excludes US$1 million (2009) and US$9 million (2010) expenditure relating to plantations.

Cash generated (utilized)

        Cash utilized in the three months ended December 2010 was US$196 million compared to cash utilized in the three-month period ended December 2009 of US$30 million. Cash generated in fiscal 2010 was US$341 million compared to cash utilized in fiscal 2009 of US$301 million, which included US$590 million spent on the Acquisition. The cash flow in fiscal 2010 was improved by US$73 million received in connection with alternative fuel mixture tax credits in our North American business.

Financing cash flows

        Gross finance inflows and outflows for the three months ended December 2010 and 2009, fiscal 2010 and fiscal 2009 represent the continuous nature of our various revolving securitization programs, revolving credit facilities and other interest-bearing borrowings in the respective years. Cash resources were used to repay approximately US$23 million and US$316 million, respectively, of long-term interest-bearing liabilities in the three months ended December 2010 and fiscal 2010.

        Net financing cash inflows during fiscal 2009 of US$707 million were positively impacted by the December 2008 rights offer raising gross proceeds of US$575 million and the completed high yield bond offerings in July 2009 raising US$300 million and €350 million, both of which are due in 2014. In addition, we successfully refinanced the then outstanding €400 million OeKB loan and entered into our existing Revolving Credit Facility amounting to €209 million. Total cost related to the rights offering and the 2009 Refinancing amounted to US$31 million and US$78 million respectively.

Financing

General

        Debt is a major source of funding for the Group.

	Three Months Ended December		Year Ended September
Gross Debt	2010	2009	2010	2009	2008
	(US$ million)
Long term interest bearing liabilities	2,120	2,691	2,317	2,726	1,832
Short term interest bearing liabilities	899	642	691	601	821
Bank overdraft	4	34	5	19	26

Gross interest bearing liabilities	3,023	3,367	3,013	3,346	2,679

	Three Months Ended December		Year Ended September
Cash Position	2010	2009	2010	2009	2008
	(US$ million)
Cash and cash equivalents	591	786	792	770	274

        Approximately 47% of total assets as of December 2010 are funded by gross debt as is shown in the table below:

	Three Months Ended December		Year Ended September
Total Assets Excluding Cash Equivalents	2010	2009	2010	2009	2008
	(US$ million)
Gross interest bearing liabilities	3,023	3,367	3,013	3,346	2,679
Shareholder's equity	2,016	1,721	1,896	1,794	1,605
Other liabilities	2,038	2,057	2,275	2,157	1,825
Cash equivalents	(591)	(786)	(792)	(770)	(274)

Total assets excluding cash equivalents	6,486	6,359	6,392	6,527	5,835

	%
Gross interest bearing liabilities	47	53	46	52	46
Shareholder's equity	31	27	30	27	28
Other liabilities	31	32	36	33	31
Cash equivalents	(9)	(12)	(12)	(12)	(5)

Total assets excluding cash equivalents	100	100	100	100	100

        The movement in gross debt for the various periods is explained below:

	Three Months Ended December		Year Ended September
Gross Debt Movement Analysis	2010	2009	2010	2009	2008
	(US$ million)
Gross debt—beginning of period	3,013	3,346	3,346	2,679	2,621
Debt raised	12	66	69	1,274	190
Debt repaid	(23)	(6)	(316)	(634)	(131)
Currency & fair value impact	21	(39)	(86)	27	(1)

Gross debt—end of period	3,023	3,367	3,013	3,346	2,679

        We have increased our focus on managing the level of our debt and have repaid US$316 million of gross debt during fiscal 2010. The debt raised in the three months ended December 2010 and fiscal 2010 consists mainly of increased funding under our securitization programs. Of the US$333 million decrease in gross debt in fiscal 2010, US$86 million was due to the impact of translating our European and South African debt into US dollars and other fair value adjustments. The debt raised during fiscal 2009 includes the 2014 Notes, notes issued under the Domestic Medium Term Note Program in South Africa, increased funding under our securitization programs, the €220 million vendor loan notes issued to M-real in connection with the Acquisition as well as the debt assumed as part of the Acquisition. The vendor loan notes were also settled in fiscal 2009 and are therefore also included in the amount of debt repaid. Other debt repayments in 2009 relate to the settlement of certain facilities with the funds received from the offering of the 2014 Notes. On March 15, 2011, we purchased for cash US$150 million principal amount of our outstanding US$500 million 2012 Notes for an aggregate consideration of approximately US$160.3 million (which includes accrued interest thereon of approximately US$2.5 million).

Debt profile

        Our debt is comprised of a variety of funding structures, including committed credit facilities, local bank overdraft facilities and lines of credit, debt securities issued in the global and South African capital markets, commercial paper programs, receivables securitization programs and finance leases.

        The make-up of our gross debt for the various periods is set out in the table below:

	Three Months Ended December		Year Ended September
Debt Profile	2010	2009	2010	2009	2008
	(US$ million)
Long-term debt	2,120	2,691	2,317	2,726	1,832
Short-term debt	899	642	691	601	821
Bank overdraft	4	34	5	19	26

Gross interest bearing liabilities	3,023	3,367	3,013	3,346	2,679

        Short-term debt of US$899 million as at December 2010 includes an amount of US$456 million (fiscal 2010: US$447 million; fiscal 2009: US$400 million; and fiscal 2008: US$360 million) of securitized receivables funding under various revolving securitization programs.

        The average maturity of our debt as at December 2010 is 4 years with the profile as shown below:

Gross debt maturity profile (US$ million)

        We believe we follow a prudent approach in regard to liquidity risk. As at December 2010 and the fiscal 2010 year end, short-term debt and overdraft funding was US$903 million and US$696 million, respectively, and cash and cash equivalents were US$591 million and US$792 million, respectively. As at December 2010 and the fiscal 2010 year end, US$456 million and US$447 million, respectively, was in the form of various revolving securitized trade receivables funding which in the normal course we expect to continue to be available. For further information on Group borrowing facilities secured by trade receivables, please see note 20 to our Group annual financial statements.

        At December 2010 and September 2010 the Group had unutilized uncommitted borrowing facilities of approximately US$160 million and US$230 million, respectively, and available cash and cash equivalents of US$591 million and US$792 million, respectively. At September 2009 the unutilized uncommitted borrowing facilities were approximately US$499 million and the available cash and cash equivalents were US$770 million. The committed facility is our existing €209 million Revolving Credit Facility which was entirely undrawn as at December 2010.

        In 2010, our financing activities concentrated on reducing gross debt by utilizing our cash resources to repay certain long term debt. In 2009, our financing activities concentrated on arranging longer term debt to refinance a portion of our existing short-term debt and repurchase the vendor loan notes issued to M-real in connection with the Acquisition. This was achieved by the issuance of the US$300 million and €350 million 2014 Notes, the refinancing of the OeKB Term

Loan Facility of €400 million and the extension of its maturity from 2010 to 2014, and the refinancing of a €600 million revolving credit facility maturing in 2010 which was replaced by our existing €209 million Revolving Credit Facility maturing in 2012.

        The make-up of our gross debt by currency is shown in the following table:

Debt by currency ratio	December 2010	2010	2009	2008
US$	24.3%	24.5%	28.9%	38.1%
EUR	57.0%	57.7%	55.1%	42.6%
CHF	0.0%	0.0%	0.0%	5.6%
ZAR	18.7%	17.8%	16.0%	13.7%

        Included in the euro denominated debt is the US$300 million 2014 Notes which have been swapped into euro.

Interest on Borrowings

        Raising new debt and refinancing existing debt in the last quarter of fiscal 2009 resulted in substantially higher margins than we were previously paying, mainly because of prevailing market conditions and our credit ratings during that period. Our interest payable on borrowings has therefore increased in fiscal 2010 compared to fiscal 2009.

Interest Rate Risk

        The Group has a policy of maintaining a balance between fixed and variable rate loans which enables it to minimize the impact of borrowing costs on reported earnings. Exceptions are made when fixed rates can be obtained at attractive rates, as this strategy locks in acceptable interest rates for the life of the borrowing instrument. Hedging activities in relation to borrowings are restricted to interest rate swaps and where appropriate, cross-currency swaps.

        At the end of fiscal 2008 approximately US$856 million of fixed rate debt was subject to interest rate swaps, i.e., swapping fixed to floating interest rates. In June 2009 these swaps were unwound and the underlying debt now carries the original fixed interest rates. Upon issuing the US$300 million 2014 Notes, they were, in August 2009, swapped from fixed US dollar interest rates into fixed euro interest rates using an interest rate and currency swap. The ratio of gross debt at fixed and floating interest rates at the end of fiscal 2010 was 80:20 compared to 85:15 at the end of fiscal 2009. The ratio of gross debt at fixed and floating interest rates at the end of the three-month period ended December 2010 was 67:33 compared to 82:18 at the end of the corresponding period in 2009.

Summary of Certain Debt Arrangements

        Set forth below is a summary of certain key terms of some of our significant debt arrangements.

        Existing Revolving Credit Facility.    On August 27, 2009, we replaced a €600 million revolving credit facility with our existing Revolving Credit Facility providing for up to €209 million of borrowing availability in euro, US dollars and certain other currencies (which, as of the date hereof, is entirely undrawn). The commitments under our existing Revolving Credit Facility terminate on May 31, 2012 and the annual interest rate on borrowings is calculated based on Libor or Euribor plus a funding margin varying between 3.0% and 6.5% depending on the credit rating assigned to the senior secured debt of Sappi Limited, plus certain costs. Borrowings may be made by certain subsidiaries of Sappi Limited and the facility is jointly and severally guaranteed on a senior basis by Sappi Limited, the Issuer and certain other subsidiaries of Sappi Limited, as well as secured by first-priority security interests over certain assets of Sappi Limited, the Issuer and the other subsidiary guarantors. Our existing Revolving Credit Facility contains an interest coverage covenant and a leverage covenant, in each case measured at the Sappi Limited consolidated level and set at various levels in line with the long term forecast of Sappi's results. Our existing Revolving Credit Facility contains certain customary negative covenants and restrictions, including (among others) restrictions on dividend distributions, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of our Group, acquisitions or participations in joint ventures and mergers and disposals. As of December 2010, we were in compliance with these covenants.

        OeKB Term Loan Facility.    On August 27, 2009, Sappi refinanced a €500 million term loan facility with OeKB arranged in May 2003 and previously due in 2010 by entering into the €400 million OeKB Term Loan Facility maturing on April 30, 2014. The annual interest rate on borrowings is calculated based on the OeKB financing rate plus a margin varying between 4.00% and 7.50%, depending on the credit rating assigned to the senior secured debt of Sappi Limited, plus certain costs. The margin as at December 2010 was 5.5% per annum. Our new OeKB Term Loan Facility is guaranteed by Sappi Limited and the same subsidiaries that are guarantors (other than the Issuer) under our existing Revolving Credit Facility. The obligations under the new OeKB Term Loan Facility are secured by substantially the same collateral that secures the obligations under the existing Revolving Credit Facility and the 2014 Notes. The other material terms of our new OeKB Term Loan Facility, including the financial covenants, the undertakings and the events of default are substantially the same as the terms of our existing Revolving Credit Facility. The €80 million (US$109 million) first installment of our new OeKB Term Loan Facility due in December 2010, was repaid early in June 2010.

        2014 Notes.    On July 29, 2009, PE Paper Escrow GmbH ("PE Paper"), a special purpose limited liability company wholly owned by the Issuer, issued €350 million 11.75% Senior Secured Notes due 2014 and US$ 300 million 12.00% Senior Secured Notes due 2014. Interest on the 2014 Notes is payable semi-annually, commencing on February 1, 2010, and the 2014 Notes mature on August 1, 2014. The 2014 Notes are jointly and severally guaranteed on a senior basis by Sappi Limited, the Issuer and certain other subsidiaries of Sappi Limited, and are secured by substantially the same collateral that secures the obligations under our existing Revolving Credit Facility and the OeKB Term Loan Facility. We have agreed to observe certain covenants with respect to the 2014 Notes including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations.

        Domestic Medium Term Note Program.    In June 2009, Sappi Southern Africa (Pty) Ltd (previously Sappi Manufacturing (Pty) Ltd) combined its ZAR3 billion (US$437 million) Domestic Medium Term Note Program established in June 2006 (the "Initial Program") with its commercial paper program established in November 2003 ("Initial CP Program"), into a new ZAR5 billion Domestic Medium Term Note Program (the "DMTN Program") which supersedes and replaces the Initial Program and the Initial CP Program in their entirety without affecting any notes issued under the Initial Program and Initial CP Program. On June 27, 2006, Sappi Southern Africa issued ZAR1 billion (US$146 million) senior unsecured fixed rate notes (the "First Tranche") under its Initial Program at a fixed interest rate of 9.34% payable semi-annually on December 27, and June 27, of each year, commencing on June 27, 2006. The securities issued under the First Tranche mature on June 27, 2013. On September 25, 2007, Sappi Southern Africa issued a second tranche of ZAR1 billion (US$146 million) senior unsecured fixed rate notes (the "Second Tranche") under the Initial Program at a fixed interest rate of 10.64%. The interest on the securities issued under the Second Tranche is payable semi-annually on April 14 and October 14 of each year, commencing on April 14, 2008. The securities issued under the Second Tranche mature on October 14, 2011. On June 30, 2009, Sappi Southern Africa issued ZAR325 million (US$41 million) and on July 13, 2009, issued ZAR175 million (US$21 million) senior unsecured fixed rate notes (collectively the "Third Tranche") under the DMTN Program at a fixed interest rate of 12.13%, payable semi-annually on

June 30 and December 30 of each year, commencing on June 30, 2009. The securities issued under the Third Tranche mature on June 30, 2012. Sappi Southern Africa has agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets.

        SPH Notes.    In June 2002, the Issuer (then organized as an AG) issued US$500 million 6.75% unsecured guaranteed notes due 2012 and US$250 million 7.50% unsecured guaranteed notes due 2032, guaranteed by Sappi Limited and Sappi International S.A. Interest on the SPH Notes is payable semi-annually. The indentures governing the SPH Notes provide for an optional redemption of the SPH Notes, in whole or in part, at any time at a redemption price of the greater of (i) the principal amount of the notes to be redeemed and (ii) the sum of the present values of the applicable remaining scheduled payments discounted at a rate as determined under the indentures, together with, in each case, accrued interest. The indentures governing the SPH Notes contain events of default customary for investment grade debt, including failure to pay principal or interest, a default in any other indebtedness, certain enforcement actions against our property and certain bankruptcy events. The indentures also contain certain customary covenants, which restrict our ability to create liens, to enter into sale and leaseback transactions and to undertake mergers or consolidations. US$29 million of the US$250 million SPH Notes became available for repurchase during fiscal 2010 and were repurchased by our Group at a discount. In addition, on March 15, 2011, we purchased for cash US$150 million principal amount of our outstanding US$500 million SPH Notes for an aggregate consideration of approximately US$160.3 million (which includes accrued interest thereon of approximately US$2.5 million). Following the repurchase, the remaining outstanding principal amount of our 2012 Notes is US$350 million.

        US Municipal Bonds.    During fiscal 2010, US Municipal Bonds with an average interest rate of 6.75% and an average time to maturity of 7 years were redeemed at their par value of US$ 106 million.

Covenants

        Existing financial covenants apply to approximately US$917 million of our non-South African debt (calculated without giving effect to the Refinancing) and our unutilized €209 million existing Revolving Credit Facility. This debt is supported by, among others, a Sappi Limited guarantee. For this reason the first two of the three covenants mentioned below are measured on a consolidated Group level. The covenants also differ from measurement period to period, as they are set in line with the long term forecast of Group results. Our financial covenants require that:

  (i)
  At the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the three preceding quarters be not less than 2.00 to 1 for all quarters ending to July 2011, 2.25 to 1 for all quarters ending from October 2011 to April 2012 and 2.50 to 1 for the quarters ending July 2012 and September 2012;

  (ii)
  The ratio of net debt to EBITDA be not greater than 5.00 to 1 for all quarters ending from September 2010 to July 2011, 4.50 to 1 for the quarter ending October 2011, 4.25 to 1 for all quarters ending from January 2012 to July 2012 and 4.00 to 1 for the quarter ending September 2012, and

  (iii)
  With regard to Sappi Southern Africa (Pty) Ltd (previously Sappi Manufacturing (Pty) Ltd) and its subsidiaries only, at the end of any fiscal year, the ratio of net debt to equity must not exceed 0.65 to 1, and the ratio of EBITDA (before special items) to net interest paid must not be less than 3.00 to 1.

        The table below shows that as at December 2010 and September 2010 we were in compliance with these covenants. With regards to our financial covenants, EBITDA is defined under the relevant agreements and net debt is calculated using average exchange rates for the three months ended December 2010 and fiscal 2010.

	December 2010	September 2010	Covenants
	(US$ million)
Group Covenants
Net Debt to EBITDA	2.90	2.70	<5
EBITDA to Net Interest	3.05	2.99	>2.0
Sappi Southern Africa Covenants
Net Debt to Equity	41.02%	36.61%	<65%
EBITDA to Net Interest	5.25	5.07	>3.0

        The Group financial covenants also apply to our securitization programs, included in the US$917 million amount mentioned above, with outstanding balances of US$456 million and US$447 million at the end of December 2010 and September 2010, respectively. No Sappi Limited guarantee has been provided for these facilities.

        A set of new financial covenants will apply to our new or amended and restated Revolving Credit Facility. See "Description of Other Financing Arrangements—New or Amended and Restated Revolving Credit Facility—Financial Covenants".

Gearing

        Gross debt to capitalization for the three months ended December 2010 and 2009 and each of the past three years was as set out below:

	Three Months Ended December		Year Ended September
	2010	2009	2010	2009	2008
	(US$ million)
Gross debt	3,023	3,367	3,013	3,346	2,679
Gross debt & equity	5,039	5,088	4,909	5,140	4,284
Gross debt to capitalization ratio	60%	66%	61%	65%	63%

        In December 2008, the Group issued vendor loan notes in an amount of €220 million and approximately 11 million new shares to M-real Corporation, and had a rights issue to shareholders raising ZAR5.8 billion (approximately US$575 million), which resulted in substantial strengthening of the Group's equity.

        Management monitors the Group's indebtedness in the context of the complex trade-offs associated with determining an appropriate level of debt finance, namely financial risk, credit rating, the cost of debt and the expected return that can be earned on that debt. In regard to our debt level we also monitor cash flow to net interest cover. We recognize that we operate in a mature industry that normally generates substantial and reasonably reliable cash flows and that management has some flexibility to delay or minimize capital expenditure (which is a major use of cash) in difficult times to reduce financial risk. As previously described in this "—Liquidity and Capital Resources", in view of the continuing difficulties in the world financial markets and macro-economic conditions, focusing on cash generation remains a priority. We are also aware that with uncertainty in financial markets, refinancing existing or raising additional debt and the associated terms are likely to be more challenging. The refinancing activities of 2009 have contributed greatly to extending the Group's debt maturity profile and the Refinancing transactions will further contribute in that respect.

Off-Balance Sheet Arrangements

        Letters of credit discounting.    To improve the Group working capital, the Group sells certain Letters of Credit to RBS (Hong Kong) and DBS Bank (London) every fiscal month-end on a non-recourse basis.

        Scheck-Wechsel.    The Scheck-Wechsel is a financial guarantee supplied by Sappi to the bank of a customer who wishes to obtain a loan to finance early payment of specified trade receivables owed to us (thereby benefiting from an early settlement discount). By signing the Scheck-Wechsel, Sappi provides a financial guarantee to the bank of the customer.

        This financial guarantee contract is initially recognized at fair value. At inception the risk for Sappi having to reimburse the bank is nil because there is no evidence that the customer will not reimburse its loan to the bank. There is also no guarantee fee due by the bank and the Scheck-Wechsel is a short term instrument (maximum 90 days). Therefore, the fair value at inception is zero. Subsequently, the financial guarantee contract shall be measured at the higher of:

  (i)
  The amount determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets"; and

  (ii)
  The amount initially recognized less any cumulative amortization.

        As no default event has occurred, no provision is set up and the fair value as of December 2010 remains zero. However, according to IAS 37 a contingent liability of US$29 million (2009: US$25 million) has been disclosed in this respect as of September 2010.

        Sappi Trading, Sappi Fine Paper Europe and Sappi Fine Paper North America trade receivables securitization.    To improve their cash flows in a cost-effective manner, Sappi Trading, Sappi Fine Paper Europe and Sappi Fine Paper North America sell all eligible trade receivables on a non-recourse basis to special purpose entities (SPEs) that are owned and controlled by third party financial institutions. These SPEs are funded transactions with us but securitize assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as servicers for the collection of cash and administration of the trade receivables sold. We are currently in discussions with financial institutions regarding the renewal or replacement of these securitization arrangements.

        Sappi Southern Africa securitization facility.    Sappi sells the majority of its ZAR receivables to Rand Merchant Bank Limited, which issues commercial paper to finance the purchase of such receivables. Sappi does not guarantee the recoverability of any amounts, but shares proportionately with Rand Merchant Bank Limited the credit risk of each underlying receivable, after all recoveries, including insurance recoveries, with Sappi bearing 15% of such risk (and Rand Merchant Bank Limited the remainder). Sappi administers the collection of all amounts processed on behalf of the bank that are due from the customer. The purchase price of these receivables is adjusted dependent on the timing of the payment received from the client. The rate of discounting that is charged on the receivables is JIBAR (Johannesburg Inter Bank Agreed Rate) plus a spread. This structure is currently treated as an off balance sheet arrangement.

        The total amount of trade receivables sold at the end of the three-month period ended December 2010 amounted to US$149 million (three-month period ended December 2009: US$154 million). The total amount of trade receivables sold at the end of fiscal 2010 amounted to US$215 million (fiscal 2009: US$171 million). Details of the securitization program at the end of the three-month period ended December 2010 and 2009, and fiscal 2010 and 2009 are disclosed in the tables below.

        If this securitization facility were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of the 15% credit risk described above. There are a number of events which may trigger termination of the facility, amongst others, an amount of defaults above a specified level; terms and conditions of the agreement not being met; or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement; generally however, future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

        Details of the securitization facility are set out below:

Bank	Currency	Value	Facility	Discount charges
December 2010
Rand Merchant Bank	ZAR	ZAR988 million	Unlimited(1)	Linked to 3 month JIBAR
December 2009
Rand Merchant Bank	ZAR	ZAR1,161 million	Unlimited(1)	Linked to 3 month JIBAR
September 2010
Rand Merchant Bank	ZAR	ZAR1,510 million	Unlimited(1)	Linked to 3 month JIBAR
September 2009
Rand Merchant Bank	ZAR	ZAR1,268 million	Unlimited(1)	Linked to 3 month JIBAR

(1)
The facility in respect of the securitization facility is unlimited, but subject to the sale of qualifying receivables to the bank.

Contractual Obligations

        We have various obligations and commitments to make future cash payments under contracts, such as debt instruments, lease arrangements, supply agreements and other contracts. The following table includes information contained within the Group annual financial statements, as well as information regarding purchase obligations. The tables reflect those contractual obligations at the end of fiscal 2010 that could be quantified.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(US$ millions)
Long-Term Debt Obligations(1)(6)	3,577	907	905	1,260	505
Capital Lease Obligations(1)	61	16	32	13	—
Operating Lease Obligations(2)	130	40	39	14	37
Purchase Obligations(3)	35	23	9	3	—
Other Long-term Liabilities reflected on the Balance Sheet(4)	546	—	—	—	—
Capital Commitments(5)	62	54	6	2	—

Group Total	4,411	1,040	991	1,292	542

(1)
Includes interest obligations to maturity to service the debt using variable interest rates prevailing at September 2010. The principal debt is US$3,008 million.

(2)
Operating leases are future minimum obligations under operating leases. Refer to note 25 of our Group annual financial statements.

(3)
Unconditional Purchase Obligations are obligations to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts, relating to among others, timber and power).

(4)
The Other Long-Term Liabilities of US$546 million (fiscal 2009: US$557 million) on balance sheet relate mainly to post-employment benefits, post-retirement benefits other than pensions obligations, workmen's compensation, and other items which do not have a payment profile. Refer to note 21 of our Group annual financial statements.

(5)
Capital commitments are commitments for which contracts have been entered into. Refer to note 25 of our Group annual financial statements included elsewhere in this Offering Memorandum.

(6)
Does not reflect the recent repurchase for cash of US$150 million principal amount of our outstanding 2012 Notes on March 15, 2011.

Research and Development, Patents and Licenses, etc.

        Research and development at Sappi focuses broadly in two areas. The first targets the improvement of current products and processes thereby serving our current markets through differentiation on cost and/or quality. The second area concentrates on the development of breakthrough products and processes intended to produce distinctly new products or processes that put Sappi ahead in current markets or open up new markets and products.

        Research and development is managed at a number of regional technology centers. These "centers of excellence" provide the basis to leverage unique sets of skills and provide customer focused product development. In the three months ended December 2010, our research and development expenditure was approximately US$8 million, increased from approximately US$7.1 million in the three months ended December 2009. In fiscal 2010 our research and development expenditure was approximately US$35 million, increased from approximately US$31 million in fiscal 2009, a year in which research expenditure was curtailed due to the difficult global economic situation which also impacted the pulp and paper industry. Research expenditure has now returned to previous levels with an increased emphasis on developing products for new business and markets.

Sappi Fine Paper North America

        Sappi Fine Paper North America's research and development activities are centered at Westbrook. This centre has a proud history of product and process innovation; for example, it developed the first machine coated and calendared one-sided and two-sided coated paper as well as the 1st high bulk coated paper.

        In addition, Sappi Fine Paper North America has a number of proprietary technologies, including the on-line finishing technology and its Ultracast electron-beam technology. Sappi Fine Paper North America's on-line finishing technology is used in production of coated paper at Somerset and set a new quality standard for lightweight coated publishing papers. Our Ultracast technology is utilized in speciality papers such as release papers used in the production of high fidelity synthetic leather and other decorative surfaces.

        Research and development efforts are focused on next generation product design for margin improvement and customer features and benefits in both the release and graphic papers businesses. We have recently developed a textured flooring process as well as a synthetic suede product with positive customer response. Current technology platform development centers on innovative materials research which has resulted in a more eco-friendly and cost effective binding technology. Lastly, a strong emphasis on expanding the use of our unique core technologies into new markets for growth remains.

Sappi Fine Paper Europe

        Research and development at Sappi Fine Paper Europe focuses predominantly on the development of digital grades, alternative raw materials and on innovative ways to substantially lower manufacturing costs.

        A new multi-functional toner-based grade, Digital Top, was launched in December 2010. Moreover, to cover the quickly developing inkjet market, an uncoated grade, produced at Biberist mill, was launched at Ipex (UK) while a coated grade for that market-segment is expected to be ready for launch in the first calendar quarter of 2011.

        In today's paper manufacturing process, many raw materials used are either mineral-oil based or obtained from mining operations. Sappi Fine Paper Europe is developing processes intended to enable use of raw materials that result from primary processes as a waste or byproduct in order to further boost the level of sustainability of coated paper.

        Using adapted coating application technology, Sappi Fine Paper Europe has been able to significantly reduce manufacturing costs. In addition the further adaptation of the paper-architecture of coated paper, allows the use of cheaper raw materials thus lowering manufacturing costs significantly at various mills. In close co-operation with Tech Centre Westbrook, a Global Workshop addressing these technologies has been organized.

Sappi Southern Africa

        Building on the proud history of development in South Africa, which includes the development of the Sapoxal oxygen bleaching process, applied research is conducted over the full value chain of papermaking from fiber to pulping, bleaching, stock preparation as well as product development and the environment. Highlights for the year include the successful use of enzymes to reduce the energy consumption during refining while also improving pulp properties, the successful pilot scale production of dissolving pulp from several wood sources using the pre-hydrolysis kraft process, a comprehensive review of refining performance at three of our European mills along with the identification of opportunities to significantly reduce refining energy use as well as the production of new paper grades at our Stanger mill in the form of crepe paper and greaseproof labels.

        At our forest research centre in KwaZulu-Natal, we focus on the genetic improvement of trees planted at our plantation forests to maximize the yield of high quality pulp obtained per hectare. This includes breeding and selecting trees with fiber properties that enhance the characteristics of our end products, as well as breeding for pest and disease resistance to ensure a sustainable supply of timber. Investigating new molecular genetic breeding tools which can increase the speed and efficiency of the current tree improvement processes forms part of the research. The recent adoption of DNA fingerprinting tools to ensure the correct identity of individuals in the breeding populations and production seed orchards marks the first operational adoption of the molecular genetic tools.

        At the Saiccor mill, there is a research Group dedicated to the production of chemical cellulose. The focus is largely on product development to provide more product options and expand the value added product range from Saiccor, and meet the needs of our global customers.

Share Buy Backs

        Through a wholly-owned subsidiary, the Sappi group has in previous fiscal years acquired approximately 21.4 million Sappi Limited ordinary shares (treasury shares) on the open market of the JSE Limited. No shares were acquired during the three months ended December 2010 and fiscals 2010 and 2009, other than the take up of the rights issue in December 2008. Some of these treasury shares have been, and will continue to be, utilized to meet the requirements of the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust from time to time. See notes 17 and 28 to our Group annual financial statements for additional details relating to treasury shares.

        Considering that it is the Group's stated intention to reduce debt, it is unlikely that the Group will seek approval for the purchase of Sappi shares in the foreseeable future.

        In terms of the listing requirements of the JSE a company may not repurchase its shares during a closed period, which is defined as the period between the end of a fiscal reporting period and the publication of the results for that period and any period during which the company is trading under a cautionary announcement.

Dividends

        Our policy is to consider dividends on an annual basis and to declare cash dividends in US dollars. Taking into account the macro economic and global financial market conditions, our performance in fiscal 2010 as well as our priority to reduce indebtedness and preserve liquidity, the Board of Directors decided on November 8, 2010 not to declare a dividend for fiscal 2010.

        Following the completion of the Refinancing, our ability to pay dividends to our shareholders will be subject to certain restrictive covenants.

Mill Closures, Acquisitions, Dispositions, Impairment, Joint Venture and Broad Based Black Economic Empowerment

        Broad Based Black Economic Empowerment deal.    In 2006, we implemented the Lereko Property Consortium (Lereko) BEE deal. However, this transaction did not meet our undertakings under the Forestry Charter gazetted in June 2009 (which sets the objectives and principles for BEE in the forestry industry and includes the BEE scorecard and targets to be applied, as well as certain undertakings by government and South African forestry companies to assist the forestry industry to achieve its BEE targets). Accordingly, we decided to unwind the 2006 deal, which resided at a South African subsidiary level, to implement a new sustainable transaction of equivalent value at the holding company level by making use of our listed securities.

        In June 2010, we completed a BEE transaction whereby ordinary and "A" ordinary shares equivalent to 4.5% of Sappi Limited were issued to our strategic empowerment partners, and to various trusts for the benefit of our black managers, our employees and growers/communities in the geographic areas where our South African business has operations. The value of the BEE transaction (approximately ZAR814 million, US$115 million) corresponds to an effective 30% interest in Sappi Southern Africa, which meets the requirements of Forest Sector Charter and BEE legislation in general. For further information on the BEE transaction, see "—South African Economic and Political Environment", and note 28 of our Group annual financial statements.

        Potential Biberist closure.    On March 31, 2011, we announced that Sappi Fine Paper Europe envisages the closure of its Biberist mill in Switzerland in response to market conditions and sustained increases in input costs. Sappi Fine Paper Europe will enter into a consultation process with its Biberist mill employee representatives and social partners in order to identify the best way of improving Sappi Fine Paper Europe's profitability, which may also include a full closure of the Biberist mill.

        Usutu mill impairment and closure.    The Usutu mill was closed on January 31, 2010 in response to adverse market conditions, as well as the cumulative severe impact of fire damage over the past few years. In particular, fires in August 2008 destroyed 40% of the Usutu timber crop. As a result, Usutu mill was no longer sustainable.

        Kangas mill closure.    On October 22, 2009 we announced we would enter into a consultation process with our Kangas mill employee representatives in response to the reduction in European consumption of coated magazine paper arising from the global recession. The mill had experienced a substantial amount of commercial downtime since the beginning of 2009 in response to this reduction in demand. As a result of this process, we closed the mill in January 2010. On July 7, 2010, we sold the Kangas mill land and buildings to M-real for €13 million.

        Muskegon mill impairment and closure.    In light of significantly lower global demand for coated woodfree paper products, operations at Muskegon mill were temporarily suspended on April 1, 2009. We announced the permanent closure of the Muskegon mill on August 26, 2009.

        Acquisition of coated paper business of M-real Corporation.    On December 31, 2008, we acquired four paper mills from M-real Corporation: the Kirkniemi mill and the Kangas mill in Finland, the Stockstadt mill in Germany and the Biberist mill in Switzerland and other specified assets, as well as all of the know-how, brands, order books, customer lists, intellectual property and goodwill of the coated woodfree and coated mechanical paper business of M-real Corporation. The four acquired mills have now become part of Sappi Fine Paper Europe.

        As part of the Acquisition, we entered into long term supply agreements under which M-real Corporation and its parent company supplies wood and pulp to us. In addition, we entered into marketing agreements under which M-real Corporation produces products at certain paper machines at the Husum mill (Sweden) and the Äänekoski mill (Finland) and we market and distribute those products.

        Sappi acquired M-real's coated graphic paper business for an enterprise value of €750 million (approximately US$1.1 billion). The final purchase consideration was reduced by assumed debt and other adjustments (including working capital) amounting to €102 million (US$143 million) in total. This transaction has been accounted for by the purchase method of accounting.

        The Acquisition was mainly financed through a combination of the issuance to M-real Corporation of €32 million (US$45 million) Sappi Limited shares, vendor loan notes of €220 million (US$307 million), which has been fully repaid, and a cash consideration of €401 million (US$565 million) obtained mainly from a ZAR5.8 billion (US$575 million) rights offering of Sappi Limited shares.

        The Acquired Business contributed sales of US$890 million, net operating profit of US$33 million and net profit of US$38 million (including US$41 million discount on the early repayment of the M-real vendor loan notes) to the Group results for the period from Acquisition to end of fiscal 2009.

        Blackburn mill closure and cessation of production from PM 5 at Maastricht mill.    In August 2008, we announced that we had undertaken a review of our European production activities in response to overcapacity and significant input cost pressure.

        On September 22, 2008 we reached an agreement with labor representatives at our Blackburn mill, pursuant to which the mill was permanently closed on November 12, 2008. On October 17, 2008, production had ceased at the mill. We informed customers of the mill about the closure of the production facility in order to find alternatives within our Group to meet the needs of these customers. The sales office for coated woodfree paper in the UK and the specialties sales and marketing organization have remained in operation.

        As a result of our review, we also ceased production at PM 5 at our Maastricht mill on December 19, 2008, having reached an agreement with the mill's works council regarding such action.

        We offer customers comparable products and services from our other sites in Europe and did not have any supply interruption. Blackburn mill had an annual capacity of 120,000 tons of coated woodfree paper. PM 5 at Maastricht mill had an annual capacity of 60,000 tons of speciality paper. Following the closure of our Blackburn mill and cessation of production from PM 5 at our Maastricht mill, our coated woodfree paper capacity was reduced by 190,000 tons after giving effect to a reallocation of our products.

        In 2004 we acquired 34% of Jiangxi Chenming Paper Company Limited, a company incorporated in the People's Republic of China. The joint venture commissioned a coated mechanical paper machine with a capacity of 350,000 tons per annum, a mechanical pulp mill with a capacity of 187,000 tons per annum and a de-inked pulp mill with a capacity of 136,000 tons per annum during 2005.

        Impairment of assets.    The Group has reviewed the carrying value of all its non-current assets in fiscal 2010 and has determined that the impairment provision, as provided in the Group annual financial statements, was sufficient to record all necessary impairment of non-current assets.

Pensions and Post-retirement Benefits Other than Pensions

        The Group provides various defined benefit post-retirement benefits to its active and retired employees worldwide, including pension, post-retirement health and other employee benefits. The Group also provides various defined contribution schemes to its active employees worldwide.

        For defined contribution schemes, the Group is only obligated to pay contributions according to contribution scales applicable in each scheme. Contributions are expensed for the period in which they fall due. No actuarial risk exists for us with respect to these schemes.

        Our funded defined benefit pension schemes generally hold a broad range of assets including a significant portion of bonds, in line with an investment strategy to preserve funded status and balance risk and return.

        We have seen continued recovery in equity markets since last year. We expect to see more growth but accompanied by higher levels of volatility in the next one to two years. We believe western governments will continue to stimulate mature economies using unorthodox methods where the consequential capital flows will lead to currency volatility and abnormal trading patterns in bond markets. Since the end of fiscal 2010, the prominence of inflation and concerns about sovereign debt levels appear to have weakened the bond markets. We expect these effects to continue and, in combination with rising bond yields, to reduce liabilities in our schemes over and above capital losses on bonds held, offset to some extent by increasing inflation in the long term. Inflation increases the cost of funding our schemes that provide benefits linked to inflation indices.

        It is the interaction of these factors that will determine the extent to which the pension schemes balance sheet liabilities will change. Listed below are examples of situations that could affect the balance sheet position of our pension schemes:

  •
  Falls in equity markets coupled with corresponding falls in bond markets (rising bond yields) will most likely have a broadly neutral effect on balance sheet liability.

  •
  Recoveries in equity markets coupled with rising bond yields will most likely result in cuts in balance sheets deficits.

  •
  Rising bond markets (falling bond yields) possibly as a result of increased investor demand coupled with underperforming equities will increase balance sheet deficits.

  •
  Rising inflation rates will, in isolation, increase benefit costs and liabilities (such as post retirement pension increases or salary growth).

  •
  Where rising inflation is coupled with rising nominal bond yields, this will most likely cut liabilities in schemes providing fixed (non-inflationary increasing) benefits.

  •
  Statutory minimum funding requirements affect the pace of funding our defined benefit schemes. Most take account of yields on assets such as government bonds or interbank interest rate swap curves. As long as yields on these asset classes remain low and certainly lower than yields on other asset classes, we expect having to pay additional contributions to meet onerous minimum funding targets. However, recent statutory easements in the pace of funding on these bases have provided some contribution relief to the Group, which we expect to continue.

        The balance sheet liability of our pension schemes increased by US$5 million from a deficit of US$256 million as of September 2009 to a deficit of US$261 million as of September 2010. However, US$144 million of this liability relates to unfunded schemes (mainly in Europe). With these unfunded liabilities stripped out, the Group has a deficit of US$117 million in our funded schemes. Post-retirement benefit liabilities (other than pensions) increased by US$6 million from a deficit of US$179 million as of September 2009 to a deficit of US$185 million as at September 2010.

        Benefit obligations and fair value of plan assets are as follows:

	September 2010		September 2009		September 2008
	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan Assets	Benefit Obligation	Fair value of plan assets
	(US$ millions)
Pensions	2,069	1,808	1,945	1,695	1,414	1,387
Post-retirement benefits other than pensions	185	—	179	—	148	—

        Actual investment returns from the assets of the various regional funded pension schemes during 2010 were higher than actuarial projections in all regions, which contributed to increased asset values as at September 2010. Overall, investment returns were +10.9% or US$184 million over the fiscal year and includes an actuarial gain of US$70 million.

        Discount rates decreased in all regions, reflecting lower average yields on bonds of similar duration to the liabilities. For the pension schemes this contributed to an increase in liabilities shown as actuarial losses of US$122 million. Experience adjustments (i.e., changes in membership or benefits) were also unfavorable, contributing to an actuarial loss of US$21 million. Contributions paid to the schemes were a major beneficial factor, leading to a reduction in liabilities of US$66 million.

        The main factor in the increase in balance sheet liability was from unrecognized actuarial losses due to falling discount rates of US$122 million.

        Currency effects were minimal but favorable contributing to a decrease in the US dollar-value cut of US$17 million in the balance sheet liability.

        Several minor factors contributed to a small net rise in liabilities in the post-retirement benefits (other than pensions): a fall in discount rates increased liabilities by US$7 million while favorable demographic changes in membership reduced liabilities by US$9 million. Currency effects increased liabilities in US dollar terms by US$5 million.

        Defined benefit schemes remain open to members, with notable exceptions being Austria and the UK. Schemes in southern Africa and one in North America are in a closed phase where the active membership is a closed Group that will gradually reduce over time.

Insurance

        The Group has an active program of risk management in each of its geographical operating regions to address and to reduce exposure to property damage and business interruption. All production and distribution units are subjected to regular risk assessments, the results of which receive the attention of senior management. The risk assessment and mitigation programs are coordinated at Group level in order to achieve a harmonization of methodology and standardization of approach.

        Sappi follows a practice of insuring its assets against unavoidable loss arising from catastrophic events. These events include fire, flood, explosion, earthquake and machinery breakdown. Our insurance also covers the business interruption costs which may result from such events. Specific environmental risks are also insured. In line with previous years, the Board decided not to take separate cover for losses from acts of terrorism, which is consistent with current practice in the paper manufacturing industry. This insurance cover excludes insurance for our plantations, which is placed separately.

        Sappi has a global insurance structure and the bulk of its insurance is placed with its own captive insurance company, Sappisure Försäkrings AB, domiciled in Stockholm, Sweden, which re-insures most of the risks in the insurance market.

        Sappi has successfully negotiated the renewal of its 2011 insurance cover at more favorable rates to those of 2010. Self-insured retention for any one property damage occurrence is €20.5 million, with an annual aggregate of €33 million. For property damage and business interruption insurance, cost-effective cover to full value is not readily available. However, we believe that the loss limit cover of €700 million should be adequate for what we have determined as the reasonably foreseeable loss for any single claim. From fiscal 2011 our property damage insurance policy is euro denominated as most of our assets are based in euro denominated jurisdictions.

        Insurance cover for credit risks currently applies on a regional basis to Sappi's Northern American, European and South African domestic trade receivables subject to a US$5 million Group aggregate first loss.

        Sappi has placed the insurance for its plantations on a stand-alone basis through Sappisure Försäkrings AB into international insurance markets. Cover was purchased from May 1, 2010 to April 30, 2011.

Critical Accounting Policies and Estimates

        Management of the Group makes estimates and assumptions concerning the future in applying its accounting policies. The estimates may not equal the related actual results.

        The Group believes that the following accounting policies are critical due to the degree of management judgment and estimation required and/or the potential material impact they may have on the Group's financial position and performance.

        Impairment of assets other than goodwill and financial instruments.    The Group assesses all assets (other than goodwill and intangible assets not yet available for use) at each balance sheet date for indications of an impairment or the reversal of a previously recognized impairment.

        Intangible assets not yet available for use are tested at least annually for impairment.

        In assessing assets for impairment, the Group estimates the asset's useful life, discounted future cash flows, including appropriate bases for future product pricing in the appropriate markets, raw material and energy costs, volumes of product sold, the planned use of machinery or equipment or closing of facilities. The pre-tax discount rate (impairment discount factor) is another sensitive input to the calculation.

        Where an impairment exists, the losses are recognized in profit or loss for the period. For an asset whose cash flows are largely dependent on those of other assets, the recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

        A previously recognized impairment loss will be reversed through profit or loss if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized in prior periods.

        Refer to note 9 to the Group annual financial statements for the assumptions and inputs used in assessing assets for impairment or impairment reversals.

        Goodwill.    The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognized at their fair value at the acquisition date.

        Goodwill arising at acquisition is subsequently held at cost less any accumulated impairment losses. Goodwill is not amortized but is tested for impairment annually or more frequently where there is an indication of impairment based on an allocation to one or more cash-generating units (CGUs) in which the synergies from the business combinations are expected.

        Goodwill is tested for impairment using a cash flow valuation model based on an allocation of the goodwill to one or more CGUs. The Group takes into account its ability to carousel products across different operating units in allocating goodwill to CGUs.

        Property, plant and equipment.    Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the estimated cost of dismantling and removing the assets, where specifically required in terms of legislative requirements or where a constructive obligation exists, professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Group's accounting policy.

        Expenditure incurred to replace a component of an item of owner-occupied property or equipment is capitalized to the cost of the item of owner-occupied property and equipment and the part replaced is derecognized.

        Depreciation which commences when the assets are ready for their intended use, is charged to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

        Management judgment and assumptions are necessary in estimating the methods of depreciation, useful lives and residual values. The residual value for the majority of items of plant and equipment has been deemed to be zero by management due to the underlying nature of the equipment.

        The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

Buildings	straight line 40 years
Plant	straight line 5 to 20 years
Vehicles	straight line 5 to 10 years
Furniture and equipment	straight line 3 to 6 years

        Taxation.    Taxation on the profit or loss for the year comprises current and deferred taxation. Taxation is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income, in which case it is also recognized in other comprehensive income.

  Current taxation

        Current taxation is the expected taxation payable on the taxable income, which is based on the results for the period after taking into account the necessary adjustments, for the year, using taxation rates enacted or substantively enacted at the balance sheet date, and any adjustment to taxation payable in respect of previous years.

        The Group estimates its income taxes in each of the jurisdictions in which it operates. This process involves estimating its current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.

        Secondary Tax on Companies (STC) is a South African income tax, that arises from the distribution of dividends and is recognized in profit or loss at the same time as the liability to pay the related dividend.

  Deferred taxation

        Deferred taxation is provided using the balance sheet liability method, based on temporary differences. The amount of deferred taxation provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities using taxation rates enacted or substantively enacted at the balance sheet date. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred taxation is charged to profit or loss for the period, except to the extent that it relates to a transaction that is recognized directly in equity, or a business combination that is an acquisition.

        Before recognizing a deferred tax asset the Group assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not probable, a deferred tax asset is not recognized. In recognizing deferred tax assets, the Group considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions.

  Derivatives and hedge accounting

  •
  Fair value hedges

        If a fair value hedge meets the conditions for hedge accounting, any gain or loss on the hedged item attributable to the hedged risk is included in the carrying amount of the hedged item and recognized in profit or loss. The changes in the fair value of the hedging instrument and the hedged item is recognized in profit or loss.

  •
  Cash flow hedges

        In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income and the ineffective portion is recognized in profit or loss.

        The gains or losses, which are recognized directly in other comprehensive income, are transferred to profit or loss in the same period in which the hedged transaction affects profit or loss.

        If the forecasted transaction results in the recognition on a non-financial asset or non-financial liability, the associated cumulative gain or loss is transferred from other comprehensive income to the underlying asset or liability on the transaction date.

  •
  Hedge of a net investment in a foreign operation

        The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income and is only reclassified to profit or loss on the disposal or partial disposal of the foreign operation.

        Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised when, for cash flow hedges, the designation is revoked and the forecast transaction is no longer expected to occur. Where a forecasted transaction is no longer expected to occur, the cumulative gain or loss deferred in other comprehensive income is transferred to profit or loss.

        The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge ineffectiveness is recognized immediately in profit or loss.

        Refer to note 29 to the Group annual financial statements for details of the fair value hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

        Plantations.    Plantations are stated at fair value less estimated cost to sell at the harvesting stage. In arriving at plantation fair values, the key assumptions are estimated prices less cost of delivery, discount rates, and volume and growth estimations. All changes in fair value are recognized in the period in which they arise.

        The impact of changes in estimate prices, discount rates and, volume and growth assumptions may have on the calculated fair value and other key financial information on plantations are disclosed in note 10 to the Group annual financial statements.

  Estimated prices less cost of delivery

        For periods prior to the third quarter of fiscal 2010, our Group used unadjusted current market prices to estimate the fair value of timber.

        In the third quarter of fiscal 2010, our Group revised its methodology with respect to the calculation of the fair value of all immature timber and mature timber that is to be felled in more than 12 months from the reporting period and considered the use of a 12-quarter rolling historical average price. Such 12-quarter period is considered a reasonable period of time taking into consideration the length of the growth cycle of the plantations. The new methodology also takes into account expected future price trends and recent market transactions involving comparable plantation.

        We consider the new current market prices for timber that is expected to be felled in more than 12 months from the end of the reporting period are highly volatile. Therefore, the Group considers the use of a rolling historical average price coupled with consideration of expected future price trends and recent market transactions involving comparable plantations to be a preferable methodology.

        Mature timber that is expected be felled within 12 months from the end of the reporting period is valued using unadjusted current market prices. Such timber is expected to be used in the short term and consequently, current market prices are considered an appropriate reflection of fair value.

        The fair value is derived by using the prices as explained above reduced by the estimated cost of delivery. Cost of delivery includes all costs associated with getting the harvested agricultural produce to the market, including harvesting, loading, transport and allocated fixed overheads.

  Discount rate

        The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit.

  Volume and growth estimations and cost assumptions

        The Group focuses on good husbandry techniques which include ensuring that the rotation of plantations is met with adequate planting activities for future harvesting. The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus which varies from between eight to eighteen years. In the southern African region softwood less than eight years and hardwood less than five years is classified as immature timber.

        Trees are generally felled at the optimum age when ready for intended use. At the time the tree is felled it is taken out of plantations and accounted for under inventory and reported as depletion cost (fellings).

        Depletion costs include the fair value of timber felled, which is determined on the average method, plus amounts written off against standing timber to cover loss or damage caused by fire, disease and stunted growth. These costs are accounted for on a cost per tons allocation method multiplied by unadjusted current market prices. Tons are calculated using the projected growth to rotation age and are extrapolated to current age on a straight line basis.

        Cost of delivery includes all costs associated with getting the harvested agricultural produce to the market, being harvesting, loading, transport and allocated fixed overheads.

        The Group has projected growth estimation over a period of eight to eighteen years per rotation. In deriving this estimate, the Group established a long-term sample plot network which is representative of the species and sites on which trees are grown and the measured data from these permanent sample plots were used as input into the Group's growth estimation. Periodic adjustments are made to existing models for new genetic material.

        The Group directly manages plantations established on its own land that are either owned or leased from third parties. Indirectly managed plantations represent plantations established on land held by independent commercial farmers where Sappi provides technical advice on the growing and tendering of trees. The associated costs for managing the plantations are recognized as silviculture costs in cost of sales (see note 4.1 to the Group annual financial statements).

        Pension plans and other post-retirement benefits.    Defined-benefit and defined-contribution plans have been established for eligible employees of the Group, with the assets held in separate trustee-administered funds.

        The present value of the defined benefit obligation and related current service cost are calculated annually by independent actuaries using the projected unit method.

        These actuarial models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of "events" are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases.

        Estimates and assumptions used in the actuarial models include the discount rate, return on assets, salary increases, health care cost trends, longevity and service lives of employees.

        The Group's policy is to recognize actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, in other comprehensive income. Any increase in the present value of plan liabilities expected to arise due to current service costs is charged to operating profit.

        Gains or losses on the curtailment or settlement of a defined benefit plan are recognized in profit or loss when the Group is demonstrably committed to the curtailment or settlement. Past service costs are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the vesting period of those benefits.

        The net liability recognized in the balance sheet represents the present value of the defined benefit obligation adjusted for unrecognized past service costs, reduced by the fair value of the plan assets. Where the calculation results in a benefit to the Group, the recognized asset is limited to the net total of past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

        Provisions.    Provisions are recognized when the Group has a legal or constructive obligation arising from past events that will probably be settled. Where the effect of discounting (time value) is material, provisions are discounted and the discount rate used is a pre-taxation rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

        The establishment and review of the provisions requires significant judgment by management as to whether or not there is a probable obligation and as to whether or not a reliable estimate can be made of the amount of the obligation.

        Environmental accruals are recorded based on current interpretation of environmental laws and regulations.

Adoption of accounting standards in Fiscal 2010

        The following standards, interpretations and significant amendments or revisions to standards have been adopted by our Group in fiscal 2010:

IFRS 8 Operating segments

        IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance.

        The adoption of IFRS 8 "Operating Segments" did not have an impact on the Group's reported results or financial position.

Amendment to IFRS 7 Financial Instruments: disclosures

        IFRS 7 was amended to require enhanced disclosures about fair value measurements. In note 29 to the Group annual financial statements, the Group has, disclosed the level in the fair value hierarchy into which the fair value measurements are categorized for financial instruments that are measured at fair value in the statement of financial position.

        The adoption of this amendment did not have an impact on our Group's reported results or financial position.

Other amendments to IFRS

        The Group adopted IFRIC 15, IFRIC 17, IFRIC 18, revision to IFRS 3, amendments to IAS 27, IAS 28, IAS 31, IFRS 2, IAS 39, IFRIC 9 and various improvements to IFRSs in fiscal 2010.

        The adoption of these new or revised standards, interpretations, amendments and improvements to standards did not have a material impact on our Group's reported results or financial position.

Presentation of comparative information on adoption of IFRS on a retrospective basis

        With the adoption of IFRS 8, the Group made retrospective adjustments to segment reporting as described in note 3 to the Group annual financial statements. The Group also had adjustments to notes 20, 24 and 25 to the financial statements. These adjustments only impacted the notes to the financial statements and therefore the Group has disclosed two comparative periods for the affected notes. Due to the fact that no changes were made to the fiscal 2008 and 2009 balance sheets, only one comparative period has been disclosed for the balance sheet.

Adoption of accounting standards in Fiscal 2011

        The following standards, interpretations and significant amendments or revisions to standards have been adopted by our Group in the current fiscal year:

IFRS 2 Share-based Payment

        The amendments made to IFRS 2 clarify the scope of IFRS 2, as well as the accounting for Group cash-settled share-based payment transactions in the financial statements of a Group entity receiving goods or services from suppliers when another Group entity or a shareholder has an obligation to make a payment to these suppliers that is linked to the value of the equity shares of such Group entity.

IAS 32 Financial Instruments: Presentation

        Under the amendments made to IAS 32, rights, options and warrants, otherwise falling within the definition of equity instruments in IAS 32.11, issued to acquire a fixed number of an entity's own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments, provided that the offer is made ratably to all existing owners of the same class of such entity's own non-derivative equity instruments.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

        The Interpretation addresses divergent accounting practices of entities issuing equity instruments in order to extinguish all or part of a financial liability (often referred to as "debt for equity swaps").

        The adoption of these new or revised standards, interpretations, amendments and improvements to standards did not have a material impact on our Group's reported results or financial position.

Accounting Standards, interpretations and amendments to existing standards that are not yet effective

        The Group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after October 2010 or later periods. These new standards, and their effective dates for the Group's annual accounting periods are listed below:

  •
  IFRS 9 Financial Instruments. IFRS 9 introduces new requirements for classifying and measuring financial assets. The Group is currently evaluating the impact that the adoption of this IFRS will have on its consolidated financial statements.

        Amendments, revisions or issues of the following standards or interpretations which will only become mandatory for the Group's consolidated financial statements on the dates indicated are not expected to have a material impact on the Group's results or financial position:

  •
  IFRS 2 Share-based Payment—Amendments relating to Group cash-settled share-base payment transactions (September 2011)

  •
  IFRS 7 Financial Instruments: Disclosures—Transfers of financial assets (September 2012)

  •
  IAS 24 Related Party Disclosures—Revised definition of related parties (September 2012)

  •
  IAS 32 Financial Instruments: Presentation—Amendments relating to classification of rights issues (September 2011)

  •
  IERK 19 Extinguishing Financial Liabilities with Equity Instruments (September 2011)

  •
  Various improvements to IFRS

Markets

        The markets for pulp and paper products are cyclical, with sales prices significantly affected by factors such as changes in industry capacity and output levels, customer inventory levels and changes in the world economy. The pulp and paper industry has often been characterized by periods of imbalances between supply and demand, causing prices to be volatile. Prices also vary significantly by geographic region and product. Coated woodfree paper, our core product used for many types of publications, is susceptible to the highly cyclical advertising market, a major driver in our business.

Coated Woodfree Paper

        Coated woodfree paper demand increased from fiscal 2006 to fiscal 2008 due to the upswing in world economic growth and resultant increase in advertising activities. The increase in coated woodfree paper demand continued during the first half of fiscal 2008, but global demand started to decline during the remainder of fiscal 2008, throughout fiscal 2009 and into fiscal 2010 due to a slowdown in the global economy. As certain world economies stabilized and returned to growth, so did demand for coated woodfree paper. In fiscal 2010, demand for coated woodfree paper was greater than in fiscal 2009, but still below fiscal 2008 levels. In the three-month period ended December 2010, demand for coated woodfree paper declined slightly compared to the corresponding period in 2009.

Global Coated Woodfree Paper Market Balance

Source: EMGE

        The global demand to capacity ratio for coated woodfree paper increased to approximately 95% in fiscal 2006 and averaged 94% through fiscal 2008, but declined to approximately 82% in fiscal 2009 due to the slowdown in the global economy. The demand to capacity ratio rose to approximately 90% in 2010 as global economic conditions improved in our major markets. No increases in industry capacity in Europe and North America were discernible during this period, with companies reluctant to undertake major new capital projects in these regions due to the poor returns being achieved. Despite global overcapacity, high Asian demand growth rates and availability of funding led to significant coated woodfree paper capacity additions between fiscal 2000 and fiscal 2010 in Asia, particularly in China.

        North American apparent consumption declined by 10% during fiscal 2008. Demand declined by a further 26% in fiscal 2009 compared to fiscal 2008 largely as a result of the global economic recession. In fiscal 2010, as economic conditions improved, demand for our products improved by 12% compared to fiscal 2009. In the three months ended December 2010, demand for our products continued to improve and increased by 10.1% compared to the corresponding period in 2009. Coated woodfree paper prices in North America decreased during fiscal 2010 compared to fiscal 2009, with a decrease of approximately 7% in the grade that represents the largest end use of coated woodfree paper, Number 3 60lb rolls. Coated woodfree paper prices started to improve in the fourth quarter of fiscal 2010 and average prices for Number 3 60lb rolls were 5% higher in the three-month period ended December 2010 compared to the same period in 2009.

        In Europe, demand for coated woodfree paper grew by 1% in fiscal 2010 compared to fiscal 2009. Industry shipments however, which include export volumes, grew 7% in the same period. In the three months ended December 2010, demand declined by 7.8% compared to the same period in 2009. Similarly, in the three months ended December 2010, industry shipments declined by 5.5% compared to the corresponding period in 2009.

        Demand grew 2% in fiscal 2007 and was flat in fiscal 2008. Deteriorating economic conditions in 2009 led to a severe reduction in demand for coated fine paper of approximately 17%. Due to global overcapacity and low demand for coated woodfree paper, manufacturers announced closures of approximately 1.7 million tons of coated woodfree paper capacity in 2008 and 2009. These closures positively affected the supply/demand relationship in Europe and around the world.

        The graph below reflects apparent consumption for the United States and Europe. Apparent consumption is consumption as indicated by mill sales volumes, which ignores the impact of customer inventory and the reclassification of imports. The sales volume to customers is used as the indicator of demand, with the difference between apparent and real demand being the movement in inventories.

US and European Apparent Consumption of Coated Woodfree Paper

Source: AF&PA & Cepifine
United States short tons converted to tons

        The price history for benchmark coated woodfree grades in North America and Europe is shown in the following chart:

Benchmark Coated Woodfree Paper Prices for North America and Europe

Source: RISI (Resource Information System Inc).

        Prices are list prices. Actual transaction prices could differ.

Coated Woodfree Paper—North America

        Sappi Fine Paper North America's average price realized in fiscal 2010 decreased by US$2 per ton, to US$1,014, compared to fiscal 2009. Although realized prices in fiscal 2010 were lower than in fiscal 2009, prices showed an improving trend over the course of the fiscal year as economic conditions improved and demand for our products grew. This trend continued in the three-month period ended December 2010 and Sappi Fine Paper North America's average price realized in that period increased by US$55 per ton compared to the corresponding period in 2009.

        In September 2009, Sappi, together with NewPage Corporation, Appleton Coated LLC and the United Steelworkers of America (USW) filed antidumping and countervailing duty petitions covering imports of certain coated papers from the People's Republic of China and Indonesia. In March 2010, the US Department of Commerce (US DOC) issued preliminary determinations finding Chinese and Indonesian producers had caused harm to US coated paper manufacturers. In October, 2010, the US International Trade Commission (US ITC) ruled in favor of the Commerce decision, finalizing the case. Starting in November 2010, the US DOC has been issuing duty orders on coated paper arriving in the US from China ranging from 27.1% to 338.7%. For Indonesian importers, duty orders are in place for a 38% import duty.

Coated Woodfree Paper—Europe

        In fiscal 2010 the average prices realized for our European business decreased by €15 per ton compared to fiscal 2009 but showed an improving trend over the course of the fiscal year. The average price for the whole of fiscal 2010 was €702 per ton but reached €753 in the fourth fiscal quarter. Prices for coated woodfree paper in Europe rose steadily throughout fiscal 2010 on firm local demand and rising export volumes. In the three-month period ended December 2010, the average price for coated woodfree paper realized remained essentially stable at €751 per ton compared to the fourth fiscal quarter of 2010. Sales prices in Europe are impacted by the movement in the US$/euro exchange rate as explained in more detail in the analysis of sales development by region contained in "—Sales".

Coated Mechanical Paper—Europe

        European deliveries of coated magazine paper increased 5.5% in fiscal 2010 compared to fiscal 2009 while average market prices declined by 10%. Demand for coated mechanical paper declined by 19.7% in fiscal 2009 compared to fiscal 2008. Demand in fiscal 2010 increased from last year based on the low levels experienced in the global economic recession in fiscal 2009. In fiscal 2010 prices fell for coated mechanical paper in Europe but showed an improving trend toward the end of the fiscal year. European deliveries of, as well as demand and prices for, coated mechanical paper increased by 14.3%, 0.3% and 13.5%, respectively, in the three-month period ended December 2010 compared to the corresponding period in 2009. Sales prices in Europe are impacted by the movement in the US$/euro exchange rate as explained in more detail in the analysis of sales development by region contained in "—Sales".

Pulp

        Average NBSK pulp prices increased by 36% in fiscal 2010 compared to fiscal 2009. An earthquake in Chile in February 2010 disrupted market pulp supply which pushed market prices upward. Worldwide producer inventory levels for market pulp remained at or near 10-year low levels throughout fiscal 2010. In the three-month period ended December 2010, average NBSK pulp prices were 24% higher compared to the average pulp prices in the corresponding period in 2009.

        Since we sell roughly as much pulp as we purchase, fluctuations in market pulp prices have a marginal direct impact on our overall profitability. At a divisional level, pulp prices do, however, affect profitability since Sappi Fine Paper Europe is a net buyer of hardwood pulp and Sappi Southern Africa and Sappi North America are net sellers of hardwood pulp.

        The price of NBSK is depicted in the following chart:

The PIX Pulp Index

Source: PIX (Index from Foex Indexes Ltd)

        Chemical cellulose accounts for the majority of our third-party pulp sales. The chemical cellulose produced at our Saiccor mill in South Africa is used principally as an input in the production of various textiles, microcrystalline cellulose for the food and pharmaceutical industries, and acetate flake used in the manufacturing of acetate tow for cigarette filter tips. The movement in price of certain chemical cellulose grades is linked to the price of NBSK. Higher technical specifications allow chemical cellulose to typically trade at a premium to NBSK. BHKP generally sells at a lower price than NBSK. While demand for chemical cellulose remained strong during fiscal 2008, sales during that period were at a lower level as compared to the prior year, primarily as a result of a shortfall in production volumes. Starting in November 2008 we experienced a rapid decline in demand for chemical cellulose which reversed in March 2009 so that by the end of fiscal 2010 the Saiccor mill was operating at full capacity. Prices in US dollar steadily increased year on year from fiscal 2006 to fiscal 2008. NBSK prices have declined from an average price of US$876 per ton for fiscal 2008 to US$577 per ton in March 2009, and have subsequently increased to US$971 per ton by the end of September 2010. During the three months ended December 2010, demand for chemical cellulose was strong and average prices of NBSK remained high by historical standards at US$960 per ton.

        During 2009 the full impact of the 365,000 tons per annum Bahia Chemical Cellulose plant expansion in Brazil and the 175,000 tons per annum AVNackawic expansion in Canada were felt in the market. Both plants were commissioned in the latter part of 2008. These capacity increases were balanced by the full effect of the reduction in capacity at the 90,000 tons per annum Baikalsk plant in Russia and the 100,000 tons per annum Kotlas plant in Russia. The Kotlas plant was permanently shut during 2008 while the Baikalsk plant was only temporarily shut. In 2009 Domsjo of Sweden added approximately 20,000 tons per annum to its capacity while Sovetsky in Russia shut its 80,000 tones per annum plant.

        In 2010 the Baikalsk plant in Russia restarted production while the 180,000 tons per annum P.T. Toba plant in Indonesia, which had been switched to run on paper grade pulp, recommenced producing chemical cellulose at an estimated rate of around 140,000 tons per annum. Furthermore, China increased its chemical cellulose capacity by 40,000 tons per annum, mainly from an increase in pulp from Bamboo.

South African Economic and Political Environment

        Sappi Limited is a public company incorporated in South Africa. We have significant operations in South Africa, which accounted for 24% and 22% of our net sales in fiscal 2010 and fiscal 2009, respectively. In the three months ended December 2010 and 2009, South Africa accounted for 25% and 22% of our net sales, respectively. See "—Operating Results" for the proportion of South African operating profit to total profit.

        South Africa features a highly developed, sophisticated "first world" infrastructure at the core of its economy. Econometrix, a provider of economic analysis and forecasting for the South African economy, estimates that the South African GDP grew by 2.8% in calendar 2010 and forecasts a GDP growth of 3.5% in calendar 2011. South Africa's long-term foreign currency investment ratings have remained constant over the last year at Baa1 from Moody's Investor Services Inc. and at BBB+ from Standard & Poor's Rating Service (S&P). In October 2009, exchange control regulations were relaxed by increasing the offshore investment allowance for individuals from ZAR2 million to ZAR4 million and for businesses from ZAR50 million to ZAR500 million per company per annum. From November 2009, the limit on advance payments for committed imports was abolished and the 180 day rule regarding the compulsory conversion of foreign currency held in CFC (customer foreign currency) accounts into the local currency by businesses was abolished.

        In October 2010, the South African government announced further exchange control reforms which include measures facilitating the expansion by local companies of their operations abroad and the installation by foreign companies of their African headquarters in South Africa, by, among other things, allowing qualifying companies to raise and deploy capital offshore without exchange control approval. The new exchange control regime, which took effect on January 1, 2011, also raises the offshore investment limit for individuals and removes the exit levy on emigrants' assets. The limit will be increased from the current lifetime limit of ZAR4 million, to ZAR4 million annually, while the single discretionary allowance will be increased from ZAR750,000 to ZAR1 million.

        South Africa completed 16 years of democracy in calendar 2010; however, the country continues to face challenges in overcoming substantial differences in levels of economic and social development among its people. Access to land, poverty, unemployment, crime and a growing prevalence of HIV/AIDS are some of the social and economic factors that affect businesses operating in this country.

        The Restitution of Land Rights Act (Act 22 of 1994), as amended, provides for the restoration of rights in land or other equitable redress to persons or communities dispossessed of their land rights after June 19, 1913 as a result of old laws or practices discriminating on the basis of race. The legislation empowers the Minister of Land Affairs to expropriate land in order to restore it to a successful claimant provided that there is just and equitable compensation to the owner of the land. Claims under the Act were required to be filed on or before December 31, 1998 and are presently being processed by the Commission on Restitution of Land Rights and adjudicated upon by the Land Court. This process is expected to continue for many years. As one of the largest land owners in South Africa, we anticipate that a substantial number of claims may affect land we own. The process of determining the extent of claims filed in respect of our land and the potential impact of these claims on our South African operations continues. To date, we have been notified of 75 formal land claims against us, of which 42 are in Mpumalanga, and 33 are in KwaZulu-Natal. Three of the claims in KwaZulu-Natal have been withdrawn and another three are in the process of being settled. In addition, we have made an offer for the settlement of three further claims in KwaZulu-Natal and three claims in Mpumalanga. These settlements involve the sale of the portions of the land subject to the respective claims at prices to be agreed with the Commission on Restitution of Land Rights. The remaining claims have not been finalized and are still under investigation by the Regional Land Claims Commissioner.

        The southern African region has one of the highest infection rates of HIV/AIDS in the world. In 1992, we started a program to address the effects of HIV/AIDS and its impact on our employees and our business. Our aim is to ensure that our program prevents new infections and to treat the HIV/AIDS positive employees. Each operating unit has an elected HIV/AIDS committee and a workplace HIV/AIDS prevention program which are adapted to suit the needs of each particular business unit and to ensure that they are active owners and managers of their programs. Each Sappi operation in southern Africa has also identified the relevant role players in their geographical area and is working with them on the implementation of a comprehensive HIV/AIDS program, eliminating duplication and making optimum use of relevant resources through private-public partnerships.

        Following two previous anonymous, voluntary prevalence tests, a third comprehensive voluntary study was initiated in 2007 in all of our southern African operations. Based on a participation rate of greater than 80%, at the locations tested, we estimate that the overall infection rate in our southern African operations is approximately 14%, which is well below the national average. Similar studies conducted in 2008 confirmed an infection rate of approximately 14%.

        Our HIV/AIDS response strategy places special emphasis on testing and counseling to ensure that staff is informed with regard to their HIV/AIDS status to enable them to make informed decisions as to their life choices. Since August 2002, our medical care for employees has included treatment to prevent mother to child transmission. Anti-retroviral treatment has been offered to HIV-infected permanent employees from the beginning of 2003. We have also extended our voluntary counseling and testing (VCT) programs, and are offering an HIV test to every employee who visits the clinics for a medical examination. We estimate that approximately 58% of our employees that are HIV/AIDS positive participate in our HIV/AIDS managed care programs, which is an improvement on the prior year's participation rate (56%).

        The government and organized business have taken a number of steps in recent years to increase the participation of Black people in the South African economy. To this end, the Employment Equity Act (No. 55 of 1998), the Skills Development Act (No. 97 of 1998) and the Preferential Procurement Policy Framework Act (No. 5 of 2000) were promulgated. The Broad-Based Black Economic Empowerment Act (No. 53 of 2003) has formalized the country's approach to distributing skills, employment and wealth more equitably between races and genders. BEE focuses on increasing equity in ownership, management and control of businesses, and improving Black representation in all levels of employment. It also promotes the development of skills within a business, the nurturing of Black entrepreneurship through preferential procurement and enterprise development, and the uplifting of communities through social investment.

        In February 2007, the BEE scorecard as set out in the Codes of Good Practice published by the Department of Trade and Industry was streamlined and simplified without affecting their intended objectives. Our South African businesses were evaluated by Empowerdex, an independent BEE certification agency, against the Department of Trade and Industry's generic BEE scorecard and we achieved a score of 41 points with an overall BEE status of a "level seven contributor" (B rating) and a preferential procurement recognition level of 50%. In July 2009 Empowerdex undertook the second verification of the South African businesses' BEE scorecard, and we improved our rating to a score of 54 points and an overall BEE status of a "level six contributor" (BB rating) and a preferential procurement recognition level of 60%.

        The Forest Sector Charter was gazetted in June 2009 as the "Forest Sector Code". This Charter applies to all enterprises involved with commercial forestry and the first level processing of wood products. Our South African businesses are signatories to this charter via their membership of both Forestry South Africa (FSA) and the Paper Making Association of South Africa (PAMSA). This charter sets the objectives and principles for BEE, and includes the scorecard and targets to be applied within the industry, as well as certain undertakings by government and the private sector (or South African forestry companies) to assist the forestry industry to achieve its BEE targets. With effect from calendar 2010, our South African businesses were evaluated against the Forest Sector's BEE scorecard.

        In June 2010, we completed a BEE transaction whereby ordinary and "A" ordinary shares equivalent to 4.5% of Sappi Limited were issued to our strategic empowerment partners, and to various trusts for the benefit of our black managers, our employees and growers/communities in the geographic areas where our South African businesses have operations. The value of the BEE transaction (approximately ZAR814 million, US$115 million) corresponds to an effective 30% interest in Sappi Southern Africa, which meets the requirements of Forest Sector Charter and BEE legislation in general.

        In September 2010, Empowerdex verified the South African businesses' against the Forestry Sector's BEE scorecard for the first time, and we further improved our rating to a score of 75.2 points with an overall BEE status of a "level three contributor" (AA rating) and a preferential procurement recognition level of 110%. As a result, 110% of the value of all purchases from our South African businesses qualify as preferential procurement spend in a customer's BEE scorecard. Preferential procurement is used to drive transformation throughout the South African economy in that many customers will only buy from high BEE scorecard suppliers to boost their own BEE scorecard ratings.

        The representation of Black people, particularly Black women, in management and all levels of employment within the company is a focus within the organization, driven by employment equity targets set in each occupational category. Skills development initiatives, particularly programs aimed at improving management and leadership skills, are geared to meet these targets. Where practical, we purchase goods and services from Black-owned businesses and seek opportunities to develop future Black vendors. We are committed to the support of our Project Grow, which is an initiative with local communities using their land for plantations while training them in the core principles of forestry management. This is achieved through financial and technical input, as well as by providing a secure market during the start-up phase of these small tree farming enterprises. This initiative has been extended to encourage aspirant tree farmers who wish to undertake forestry activities on a larger scale consistent with the government's strategy of promoting forestry as a means of sustainable livelihood in rural areas. We have a number of enterprise development initiatives and have established programs to train new entrepreneurs. These initiatives involve the transfer of business skills, technical assistance, financial support and preferential payment terms to assist new enterprises to enter the market. We have a history of investment in the communities in which we operate. Initiatives to promote education, health and welfare, arts and culture, and rural and community development, amongst others, are regularly undertaken.

        The South African constitution guarantees ownership rights of assets, and it is the stated intent of the constitution that transfer of ownership will occur at market prices. It should be noted that BEE equity participation need not necessarily occur at the corporate level, and can be effected at divisional, business unit or lower levels. Because the BEE Act sets forth a framework for plans rather than specific requirements or goals, it is not possible to predict whether or how our business or assets may be impacted.

South African Exchange Controls

Introduction

        South African residents are subject to exchange controls in terms of the Exchange Control Regulations, issued under the Currency and Exchanges Act, 1933 (the "Regulations").

        The Financial Surveillance Department ("FSD") of the South African Reserve Bank "SARB" is responsible for the day-to-day administration of exchange controls.

        Most South African commercial banks have been appointed to act as authorized dealers in foreign exchange ("Authorized Dealers"). Authorized Dealers may buy and sell foreign exchange, subject to conditions and within limits prescribed by the FSD. From time to time, the FSD issues Exchange Control Rulings to Authorized Dealers that set out the conditions, permissions and limits applicable to the transactions in foreign exchange which may be undertaken by Authorized Dealers.

        The FSD from time to time also issues Circulars to provide further guidelines regarding the implementation of exchange controls. The Regulations, Rulings and Circulars are hereinafter collectively referred to as "Excon Rules".

        The South African government remains committed to the gradual relaxation of exchange controls, but the existing exchange controls are strictly enforced, particularly in the current uncertain financial environment. Steps to liberalize exchange controls are announced from time to time in Budget Speeches and Medium-Term Budget Policy Statements issued by the Minister of Finance.

        In October 2010, the South African government announced further exchange control reforms which include measures facilitating the expansion by local companies of their operations abroad and the installation by foreign companies of their African headquarters in South Africa, by, among other things, allowing qualifying companies to raise and deploy capital offshore without exchange control approval. Further liberalization of exchange controls announced in October 2010 also raises the offshore investment limit for individuals and removes the exit levy on emigrants' blocked assets. The limit will be increased from the current lifetime limit of ZAR4 million, to ZAR4 million annually, while the single discretionary allowance will be increased from ZAR750,000 to ZAR1 million.

        The purpose of exchange controls is, inter alia, to regulate inflows and outflows of capital from South Africa. South African residents are not permitted to export capital from South Africa except as provided for in the Excon Rules. No South African resident is thus entitled to enter into any transaction in terms of which capital (whether in the form of funds or otherwise) or any right to capital is directly or indirectly exported from South Africa without the approval of either the FSD or, in certain cases, by an Authorized Dealer.

        Exchange controls do not apply to non-residents, but they may be impacted indirectly as acquisitions of South African assets and transactions with a resident may require Excon approval. In addition, there are certain administrative requirements that non-residents have to comply with in relation to exchange controls.

        Transactions between residents (including corporations) of the Common Monetary Area ("CMA") (comprising the Republic of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland), on the one hand, and non-residents of the CMA, on the other hand, are subject to exchange controls.

        Some of the more salient exchange control rules regarding South African corporations are as follows:

        South African companies with a satisfactory business track record may in terms of the foreign direct investment dispensation expand their business offshore should such expansion fall within the policy criteria applicable to offshore investment. Authorized Dealers may consider and approve an application for such a foreign investment up to an amount of ZAR500 million per calendar year. Applications for larger investments must be referred to the FSD. There is no limit to the amount of funds that may be approved by the FSD.

        With regard to larger foreign investments, the FSD may require capital outflows to be staggered in order to manage the potential impact on the foreign exchange market. In the past, the FSD required the South African investor to exercise control (namely 50% plus one share) over the foreign investment, but this has been relaxed to the effect that the South African investor must hold at least 10% of the voting rights.

        South African corporations which have been granted approval to transfer funds abroad for purposes of acquiring an approved foreign investment are entitled to retain abroad foreign dividends which relate to the operation of the approved foreign investment. Any foreign dividend which may have been repatriated to South Africa after October 26, 2004 may thereafter be transferred abroad again for the financing of approved foreign direct investments or approved expansions, but may not be transferred abroad for any other purposes and may not, under any circumstances, be utilized to fund investments or loans in the CMA.

        Controls on current account transactions, with the exception of certain discretionary expenses, have been abolished and are dealt with by Authorized Dealers in terms of the Exchange Control Rulings.

        Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

        Although the stated intention of the South African Government is to gradually relax exchange controls, there are currently no indications that exchange controls will be abolished by the South African Government in the near future.

Quantitative and Qualitative Disclosures About Market Risk

        The principal quantitative and qualitative disclosures about market risks (that are, the risk of loss arising from adverse changes in market rates and prices) to which Sappi is exposed are:

Market Risk

  •
  Interest rate risk.  We are exposed to interest rate risk as we borrow funds at both fixed and floating interest rates.

  •
  Currency risk.  We are exposed to economic, transaction and translation currency risks.

  •
  Commodity price risk.  We are exposed to commodity price risk from price volatility and threats to security of our raw material supply and other inputs to the production process.

        See note 29 to our Group annual financial statements.

Credit Risk

  •
  Credit risk.  We are exposed to credit risk in relation to trade receivables, cash deposits and financial investments. See note 29 to our Group annual financial statements.

Liquidity Risk

  •
  Liquidity risk.  We are exposed to liquidity risk in that we may be unable to meet our current and future financial obligations as they fall due. See note 29 to our Group annual financial statements.

Other Risks

  •
  Plantation risk.  We are exposed to fair value fluctuations on plantations, as well as to fire, hazardous weather, disease and other damages to our plantations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates".

  •
  Discount rates.  We are exposed to the discount rate fluctuations in the calculation of post-employment benefit liabilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates".

        For additional descriptions of these risks, see notes 2, 10, 16, 20 and 27 to our Group annual financial statements.

Commodity Price Risk

        The selling prices of the majority of products manufactured and purchase prices of many raw materials used generally fluctuate in line with commodity cycles. Prices of chemical cellulose generally follow those of paper pulp, although the cycle is generally less volatile. As a result, the sale of chemical cellulose also tends to act as a natural hedge for paper pulp. Our total pulp production capacity is approximately 95% of our total pulp requirements. However, there are differences between the types of pulp required in our paper making operations and the grades of pulp we produce, as well as regional differences. We are therefore a buyer as well as a seller of paper pulp. Despite our present relatively high level of pulp integration on a Group-wide basis, in the event of significant increases in the prices of pulp on a Group-wide basis, our non-integrated and partially integrated operations could be adversely affected if they are unable to raise paper prices by amounts sufficient to maintain margins. For a description of our markets see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Markets".

        We are exposed to commodity price risk from price volatility and threats to security of supply of our raw materials and other inputs to the production process. A combination of contract and spot deals are used to manage price volatility and contain supply costs. Contracts are limited to the Group's own use requirements.

OUR BUSINESS

Our Strengths

Leading market positions

        We are currently one of the largest producers of coated woodfree paper in the world and in Europe and a leading producer in North America with an estimated market share of 13%, 30% and 25%, respectively (as measured by production capacity). We believe we are also a global leader in the chemical cellulose market through Sappi Saiccor, the world's largest single producer of chemical cellulose. We have achieved leading positions in our core products, in particular in the coated woodfree paper business, by building a portfolio of premium international brands. Our leading market positions place us in an advantageous position as global economic conditions improve. We believe that the Acquisition has strengthened our position in the coated woodfree market and has significantly increased our presence in the coated mechanical paper market, making us one of the largest producers in Europe in that market (as measured by production capacity). The recent expansion of our chemical cellulose production capacity in South Africa positions us well to benefit from the expected continued growth in this market.

High level of economic pulp integration and expansion of pulpwood operations

        Our Group is approximately 95% integrated on a net basis in terms of pulp usage, meaning that, while some of our facilities are market buyers of pulp (such as Sappi Fine Paper Europe which is 51% integrated) and others market sellers (such as Sappi Fine Paper North America which is 119% integrated and Sappi Southern Africa which is 175% integrated) in the aggregate we produce almost as much pulp as we use, reducing our exposure to market fluctuations. In the chemical cellulose business we have recently completed an expansion project that has significantly increased production capacity at Sappi Saiccor, the world's largest single producer of chemical cellulose. We expect to maintain a high level of economic pulp integration.

Efficient asset base

        We own and operate what we believe are some of the lowest cost and most efficient assets in the coated woodfree paper, coated mechanical paper and chemical cellulose sectors in the world. A significant portion of our past capital expenditures were to increase production capacity at efficient facilities, reduce costs and improve product quality. We continually evaluate the performance of our assets by maintaining a focus on profitability and we actively manage our asset base, including by divesting or closing non-performing assets and by pursuing an investment policy that is focused on high-return projects. Since 1995, we have closed 18 paper machines and pulp mills, including the closure of our Muskegon mill in the United States in August 2009 and our Kangas mill in Finland and our Usutu mill in Swaziland in January 2010. On March 31, 2011, we announced that Sappi Fine Paper Europe envisages the closure of its Biberist mill in Switzerland. If the Biberist mill is closed, we believe we can shift production to more cost-efficient mills. In addition, we believe that the rationalization of manufacturing and synergies resulting from the integration of the Acquired Business and our expansion of chemical cellulose production capacity have further enhanced the efficiency of our operations.

Global presence

        We believe that our 19 pulp and paper mills across Europe, North America and southern Africa enable us to take greater advantage of opportunities where markets are strong and reduce risk where they are weak. Our geographic diversity assists us in offsetting the effects of volatile movements of major currencies as we can benefit from imbalances in demand and relative strengths of currencies. In fiscal 2010, our operations in North America, Europe and Southern Africa accounted for 21%, 55% and 24% of our sales, respectively. In the three months ended December 2010, our operations in North America, Europe and southern Africa accounted for 20%, 55% and 25% of our sales, respectively.

Long-standing customer relationships supported by product innovation and customer service

        We sell our products to a large number of customers, including merchants such as PaperlinX, IGEPA, Antalis and xpedx, a division of International Paper Company, converters such as Amcor Flexibles and Novelis, and other direct consumers such as The CTP Group and Media 24, many of whom have long-standing relationships with us. We support these customer relationships through our portfolio of premium international operating brands, including several well-known brands acquired in the Acquisition, under which we produce and market our products, as well as through the quality of our products, our customer service and our reliability. We are continually improving service and reliability through innovation, and we believe that our three research and development centers in Europe, North America and South Africa enhance our ability to design and improve value-added products and services and to bring them to market with increased efficiency.

Experienced management team and strong track record of integrating acquisitions

        Our management team has experience in the global paper industry. In addition, we have been a key player in the consolidation process of the coated paper market, with a strong track record of successfully executing and integrating acquisitions, including the acquisition of S.D. Warren Company, a market leader in the United States in coated woodfree paper and a major producer of other speciality paper products that is now Sappi Fine Paper North America, KNP Leykam, a leading European producer of coated woodfree paper that is now Sappi Fine Paper Europe, Potlatch Corporation's coated woodfree paper business that is now part of Sappi Fine Paper North America and, most recently, the Acquired Business that is now part of Sappi Fine Paper Europe.

Our Objectives

Maintain and strengthen our leading positions in our core markets

        We intend to maintain and further strengthen our leading positions in our core product and geographical markets through competitive positioning and by focusing on our core strengths, including efficient manufacturing and distribution, customer service, innovation and reliability. We have been a leader in the coated woodfree paper and chemical cellulose markets for over a decade, and we believe that our strengths position us well to further increase our customer base, expand our market share and achieve higher levels of service and reliability. We are currently considering further expanding our chemical cellulose business through investment in additional capacity.

Continue to prioritize cash flow management and focus on profitability

        We are focusing on profitability, optimizing capital efficiency and improving the rate of return on capital employed by increasing our operating margin in our paper business in Europe and South Africa and maintaining our current levels of profitability in our paper business in North America and our chemical cellulose business. We also continue to implement variable and fixed cost reduction plans throughout our Group.

Improve our debt maturity profile

        We have undertaken the Refinancing to improve our debt maturity profile. Following the completion of the Refinancing, we believe that our strengthened balance sheet will allow us to take advantage of our leading market positions and focus on our most profitable products and assets. We are using the proceeds from this offering to refinance a portion of our debt.

Continue to focus on product innovation and customer service

        One of our main objectives is the further integration of our international marketing and distribution efforts, with an emphasis on meeting our customers' requirements and expectations. We intend to enhance client relationships by continually improving service and reliability, and we will continue to focus on increasing service and efficiency, including through interaction and end-use customers such as publishers and printers. In that respect, we have developed and are currently implementing a new customer service model in Europe. We expect to continue to maintain a focus on innovation through our research and development centers in Europe, North America and South Africa.

Carefully evaluate future opportunities

        We will continue to carefully evaluate opportunities that may arise from time to time. We intend to remain at the forefront of consolidation in the pulp and paper industry, aiming to further strengthen our position. We intend to focus on investments and acquisition opportunities that fit our strategies and that can be conservatively financed while offering a potential return that exceeds our cost of capital in the medium term.

DESCRIPTION OF OTHER FINANCING ARRANGEMENTS

        Our existing indebtedness is comprised of a variety of arrangements, including committed credit facilities, uncommitted debt facilities, including local bank overdraft facilities and lines of credit, debt securities issued in the global and South African capital markets, receivables securitization programs and finance leases. For further information regarding our existing indebtedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and notes 16 and 20 to the Group annual financial statements.

        Set forth below is a summary of certain of our existing significant debt arrangements. The summary is not complete and reference should be made to the full text of the documents.

        As part of the Refinancing, we will repay borrowings under our €400 million OeKB Term Loan Facility and replace our existing €209 million Revolving Credit Facility with an amended and restated €350 million revolving credit facility which will be made available for drawings. As of the date of this document, the definitive facility documentation for the amended and restated Revolving Credit Facility has not been agreed to or executed by the borrowers, guarantors and other parties expected to be parties thereto, so the summary of the terms of such documentation set forth below is subject to change, and there can be no assurance that such facility or other documentation described below will become available on the terms summarized below or at all.

New or Amended and Restated Revolving Credit Facility

General

        In connection with the Refinancing, we intend to enter into a new or amended and restated Revolving Credit Facility with a group of lenders providing for borrowings of up to €350 million and maturing in 2016. As of the date of this Offering Memorandum, the initial purchasers in connection with this offering or their affiliates agreed, pursuant to a mandate letter (the "Mandate Letter"), to commit an aggregate amount of €350 million under such new or amended and restated Revolving Credit Facility.

        Under the terms of the Mandate Letter, the initial purchasers' commitments are subject to the preparation and execution of the Revolving Credit Facility documentation and may terminate in the event of a material adverse change affecting the business and operations of our Group or our ability to perform our obligations under such facility once entered into, or the initial purchasers' ability to syndicate their initial commitments.

        In addition, the Mandate Letter places restrictions on our ability to raise additional finance (other than certain indebtedness specified therein) without the prior consent of the initial purchasers for a period commencing on the date of the Mandate Letter until the syndication of the initial purchasers' commitment thereunder.

        The terms of the new or amended and restated Revolving Credit Facility which will be (subject to certain exceptions) based substantially on the terms of our existing Revolving Credit Facility are summarized below. The new or amended and restated Revolving Credit Facility will be governed by English law.

Borrowers

        The original borrowers under the new or amended and restated Revolving Credit Facility will be the Issuer and Sappi International S.A. Other wholly-owned subsidiaries of Sappi Limited may accede as borrowers under the new or amended and restated Revolving Credit Facility if such subsidiaries are approved by all the lenders.

Guarantees

        The new or amended and restated Revolving Credit Facility will be guaranteed by Sappi Limited and by substantially the same subsidiaries of Sappi Papier Holding GmbH as certain other debt securities of Sappi Papier Holding GmbH. The obligations of the guarantors will be subject to certain customary limitations set forth in the new or amended and restated Revolving Credit Facility in order to comply with applicable laws in the various guarantors' jurisdictions of incorporation. The guarantees will constitute direct, unconditional and unsubordinated obligations of the guarantors and rank at least pari passu with all other future unsubordinated obligations of the guarantors, except as otherwise provided by law.

Guarantor coverage test

        Under the terms of the new or amended and restated Revolving Credit Facility, once during each quarter, it will be tested whether the aggregate EBITDA of the guarantors and the aggregate gross assets (as such terms will be defined in the new or amended and restated Revolving Credit Facility) of the guarantors (on an unconsolidated basis and excluding all intra-group items) represents a specified minimum percentage of the consolidated EBITDA and the consolidated gross assets of the Group (as defined in the new or amended and restated Revolving Credit Facility). If this specified minimum percentage is not satisfied, we must ensure that additional subsidiaries accede to the new or amended and restated Revolving Credit Facility as additional guarantors in order to maintain compliance with the guarantor coverage test.

Security

        The obligations under the new or amended and restated Revolving Credit Facility will be secured on a pari passu basis by substantially the same collateral that secures the obligations under the OeKB Term Loan Facility, the 2014 Notes, certain other debt securities and the Bank Austria Facility.

Amount and repayment of borrowings

        The minimum amount of a borrowing under the new or amended and restated Revolving Credit Facility will be €25 million (or US$25 million if the borrowing is made in US dollars) and no more than 10 loans may be outstanding under the new or amended and restated Revolving Credit Facility at any time. Each borrowing will have to be repaid on the last day of the borrowing's interest period, which can be a period of one, two, three or six months or any other period agreed by the borrower (or Sappi) and the lenders, and all loans will have to be repaid in full on the termination date.

Interest rates and fees

        The annual interest rate on borrowings will be calculated based on LIBOR or, for borrowings in euro, EURIBOR, plus a margin varying between 1.650% and 4.750% per annum, depending on the credit rating assigned to the senior secured debt of Sappi Limited, plus certain mandatory costs. Initially, the margin will be 2.875% per annum. Interest on borrowings will be payable on the last day of the borrowings' respective interest periods and, if the interest period exceeds six months, on the dates falling at six month intervals after the day the borrowing was made.

        The borrowers will also be obligated to pay a commitment fee equal to 40% of the then applicable margin on the undrawn and uncancelled amount of the new Revolving Credit Facility and a utilization fee of 0.25% per annum (if the utilization is between 25% and 50%) or 0.50% per annum (if the utilization is greater than 50%) on the amount of the new or amended and restated Revolving Credit Facility that is used.

Financial covenants

        Availability of amounts under the new or amended and restated Revolving Credit Facility will be subject to compliance with financial covenants. The covenants will require that:

  •
  on each quarter end date, the ratio of EBITDA to consolidated net interest expense (as such terms will be defined in the new or amended and restated Revolving Credit Facility) should not be less than the ratio specified for such date, with the specified ratios increasing over time;

  •
  on each quarter end date, the ratio of net debt to EBITDA (as such terms are defined in the new or amended and restated Revolving Credit Facility) should not be greater than the ratio specified for such date, with the specified ratios decreasing over time; and

  •
  on each quarter end date, the ratio of net debt to total capitalization (as such terms are defined in the new or amended and restated Revolving Credit Facility) should not be greater than 65%.

        As of the date of this document, we expect that the ratio of EBITDA to consolidated net interest expense (as of the applicable test date) that will be included in the new or amended and restated Revolving Credit Facility will be as follows:

Test Dates	Ratio
Mar 2011-Dec 2013	2.00:1
Mar 2014-Jun 2014	2.25:1
Sep 2014-Jun 2016	2.50:1

        As of the date of this Offering Memorandum, we expect that the ratio of total net debt to EBITDA (as of the applicable test date) that will be included in the new or amended and restated Revolving Credit Facility will be as follows:

Test Dates	Ratio
Mar 2011-Dec 2013	4.50:1
Mar 2014-Jun 2014	4.25:1
Sep 2014-Dec 2014	4.00:1
Mar 2015-Jun 2016	3.75:1

Change of control

        The commitments of the lenders under the new or amended and restated Revolving Credit Facility will be cancelled and all outstanding borrowings, together with accrued interest and all other amounts accrued, become immediately due and payable in case any person or group of persons acting in concert acquire (directly or indirectly) more than 35% of the voting rights of Sappi or in case of a sale of all or substantially all of the assets of our Group, following notice from each individual lender of 10 days in respect of that lender's commitments.

Undertakings

        The new or amended and restated Revolving Credit Facility will contain customary affirmative and negative covenants. Subject in each case to certain customary exceptions and materiality thresholds, the new or amended and restated Revolving Credit Facility will contain customary negative covenants and restrictions, including (among others): restrictions on the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of our Group, acquisitions or participations in joint ventures and mergers and disposals. Furthermore, we will not be allowed to pay any dividends where the aggregate amount would exceed 100% of the net aggregate profits of the Group (as defined), the ratio of total net debt to EBITDA following the last quarterly report exceeds a specified ratio, or an event of default has occurred and is continuing.

        The new or amended and restated Revolving Credit Facility will also contain, among others, the following affirmative covenants: mandatory periodic reporting of financial and other information, notice upon the occurrence of events of default and certain other events, compliance with environmental regulations and reporting of environmental claims, and other standard obligations that will require the members of the Group to operate their business in an orderly manner and consistent with past practice and to maintain insurance coverage.

Conditions Precedent

        The initial availability of drawings under the new or amended and restated Revolving Credit Facility will be subject to customary conditions precedent.

Conditions Subsequent

        We will have to provide evidence that we have repaid not less than €120 million of the outstanding principal amount of our OeKB Term Loan Facility by June 30, 2011.

Suspension of certain covenants and release of security

        The collateral securing indebtedness under the new or amended and restated Revolving Credit Facility will be released and the covenants that will be listed under the captions "Preservation of Assets" and "Further Assurance" of the new or amended and restated Revolving Credit Facility will no longer be applicable if, at any time, we achieve investment grade status and (i) the 2014 Notes and any other financial indebtedness that is secured by the same collateral have been repaid in full or (following the release of such security) rank pari passu with indebtedness under the new or amended and restated Revolving Credit Facility, (ii) no default or event of default has occurred or is continuing on such date and (iii) our ratio of net debt to EBITDA (as such terms are to be defined in the new or amended and restated Revolving Credit Facility has not been greater than 2:1 as certified by the two most recently delivered compliance certificates.

Events of default

        The new or amended and restated Revolving Credit Facility will contain customary events of default, such as failure to make payment of amounts due, defaults under other agreements evidencing indebtedness, failure of an obligor to be a wholly-owned subsidiary of Sappi Limited, certain events having a material adverse effect on our Group, a material qualification in any obligor's annual audited financial statements, certain bankruptcy events and a cessation of business (as to be described in the new or amended and restated Revolving Credit Facility). The occurrence of an event of default could result in the acceleration of payment obligations under the new or amended and restated Revolving Credit Facility.

Existing Revolving Credit Facility

        On August 27, 2009, the Issuer and Sappi International S.A., as borrowers, entered into a revolving credit facility (our "existing Revolving Credit Facility") in an amount of €209 million of borrowing availability in euro, US dollars, Swiss francs or any other currency which is readily available and freely convertible into euro and has been approved by the lenders. The commitments under the existing Revolving Credit Facility terminate on May 31, 2012. This facility was arranged by J.P. Morgan plc, Citibank, N.A. London Branch, The Royal Bank of Scotland plc, UniCredit Bank Austria AG, HSBC Bank plc and KBC Bank NV with J.P. Morgan Europe Limited acting as agent and security agent for a syndicate of financial institutions. The facility is guaranteed by Sappi Limited, the Issuer, Sappi International S.A., Sappi Trading Pulp AG and certain other subsidiaries of SPH, and is secured by first-priority security interests over certain assets of Sappi Limited, SPH and the other subsidiary guarantors. The facility replaced the multi-currency revolving credit facility raised in June 2005.

        The funding margin is determined by a rating grid (3.00% at BBB-/Baa3 or higher, 4.00% at BB+/Ba1, 4.50% at BB/Ba2, 5.25% at BB-/Ba3 and 6.50% at B+/B1 or lower) and, based on the current credit rating, provides for a margin of 5.25% per annum over Euribor or Libor, depending on the currency of the loan and the level of utilization. The borrowers are also obligated to pay a commitment fee equal to 0.45% of the then applicable margin on the undrawn and uncancelled amount of the existing revolving credit facility and a utilization fee of 0.50% per annum (if the utilization is between 25% and 50%) or 1.00% per annum (if the utilization is greater than 50%) on the amount of the existing revolving credit facility that is used. The facility was to be used for general corporate purposes and was undrawn at the end of December 2010.

        Our existing Revolving Credit Facility contains an interest coverage covenant (2.00 to 1 for all quarters ending from September 27, 2009 to July 3, 2011, 2.25 to 1 for all quarters ending from October 2, 2011 to April 1, 2012 and 2.50 to 1 for the quarters ending July 1, 2012 and 30 September 2012) and a leverage covenant (6.00 to 1 for the quarters ending September 27, 2009 and December 27, 2009, 5.50 to 1 for the quarter ending March 28, 2010, 5.25 to 1 for the quarter ending June 27, 2010, 5.00 to 1 for all quarters ending from September 26, 2010 to July 3, 2011, 4.50 to 1 for the quarter ending October 2, 2011, 4.25 to 1 for all quarters ending from January 1, 2012 to July 1, 2012 and 4.00 to 1 for the quarter ending September 30, 2012), in each case measured at the Sappi Limited consolidated level.

        Subject in each case to certain customary exceptions and materiality thresholds, the facility contains customary negative covenants and restrictions, including (among others) restrictions on dividend distributions, the granting of security, incurrence of indebtedness, the provision of loans and guarantees, a change of business of the Group, acquisitions or participations in joint ventures and mergers and disposals.

        In addition, in case any person acquires more than 35% of the voting rights of Sappi Limited or in case of a sale of all or substantially all of the assets of the Group, the commitments of the lenders under the facility will be cancelled and all outstanding borrowings, together with accrued interest and all other amounts accrued, immediately become due and payable. For further information, see note 20 to our Group annual financial statements.

OeKB Term Loan Facility

        On August 27, 2009, Sappi refinanced its then existing €500,106,406 term loan facility with Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB") arranged in May 2003 and previously due in 2010 by entering into a €400 million term loan facility maturing on April 30, 2014 (the "OeKB Term Loan Facility"). The OeKB Term Loan Facility was arranged by UniCredit Bank Austria AG and is supported by a syndicate of financial institutions. J.P. Morgan Europe Limited is acting as the security agent. The facility is guaranteed by Sappi Limited and the same subsidiaries that are guarantors (other than the Issuer) under our existing Revolving Credit Facility. The obligations under our OeKB Term Loan Facility are secured by substantially the same collateral that secures the obligations under the existing Revolving Credit Facility and the 2014 Notes.

        The annual interest rate on borrowings is calculated based on the OeKB financing rate plus a margin depending on the credit rating assigned to the senior secured debt of Sappi Limited (4.00% at BBB-/Baa3 or higher, 5.00% at BB+/Ba1, 5.50% at BB/Ba2, 6.25% at BB-/Ba3 and 7.50% at B+/B1 or lower), plus certain mandatory costs. Initially, the margin is 6.25% per annum.

        The other material terms of the facility, including the financial covenants, the undertakings and the events of default are substantially the same as the terms of our existing Revolving Credit Facility.

        The OeKB Term Loan Facility is repayable in installments pursuant to its amortizing schedule, with aggregate amortization payments of €80 million in 2010 (which we repaid in June 2010), €92 million in each of 2011, 2012 and 2013, and a final payment of €44 million on April 30, 2014. As part of the Refinancing, we intend to repay approximately €200 million of the outstanding borrowings under our OeKB Term Loan Facility, with a portion of the proceeds from the offering of certain debt securities.

Bank Austria Facility

        In August 2005, the Issuer entered into a US$54 million term loan facility (the "Bank Austria Facility") with Bank Austria Creditanstalt AG, as lender, in connection with the financing of Sappi's Jiangxi Chenming joint venture. The lender refinanced its commitments under the Bank Austria Facility with financing provided by the OeKB. The initial interest rate for borrowings under the Bank Austria Facility was 4.29% per year, subject to adjustments based on Sappi Limited's credit rating. Borrowings under the Bank Austria Facility are guaranteed by Sappi Limited, Sappi International S.A. and certain other subsidiaries of Sappi Limited which acceded to the facility on August 27, 2009. On June 29, 2010 the borrower, the guarantors and the lender under the Bank Austria Facility entered into an amended and restated facility. Pursuant to terms of the amended and restated Bank Austria Facility, any amounts of drawings outstanding thereunder which were denominated in US dollars were converted into euro. The Bank Austria Facility matures in June 2013. As of the date of this document, €25 million principal amount of drawings are outstanding. The Bank Austrian Facility is repayable in installments pursuant to its amortizing schedule which provides for remaining amortization payments of €8 million in each of 2011 and 2012, and a final payment of €9 million on June 30, 2013. The Bank Austria Facility has substantially the same guarantees and is secured by substantially the same security as the existing Revolving Credit Facility (and, once entered into, the new or amended and restated Revolving Credit Facility), the OeKB Term Loan Facility, the 2014 Notes and certain other debt securities.

Existing Indebtedness—Financial Covenants

        Existing financial covenants apply to approximately US$917 million of our non-South African debt (calculated without giving effect to the Refinancing). This debt is supported by among others a Sappi Limited guarantee. For this reason the first two of the three covenants mentioned below are measured on a consolidated Group level. The covenants also differ from measurement period to period, as they are set in line with the long term forecast of Group results. Our financial covenants require that:

  (i)
  At the end of each quarter the mean average of the ratios of EBITDA to consolidated net interest expense for that quarter and each of the three preceding quarters be not less than 2.00 to 1 for all quarters ending to July 2011, 2.25 to 1 for all quarters ending from October 2011 to April 2012 and 2.50 to 1 for the quarters ending July 2012 and September 2012;

  (ii)
  The ratio of net debt to EBITDA be not greater than 5.00 to 1 for all quarters ending from September 2010 to July 2011, 4.50 to 1 for the quarter ending October 2011, 4.25 to 1 for all quarters ending from January 2012 to July 2012 and 4.00 to 1 for the quarter ending September 2012, and

  (iii)
  With regard to Sappi Southern Africa (Pty) Ltd (previously Sappi Manufacturing (Pty) Ltd) and its subsidiaries only, at the end of any fiscal year, the ratio of net debt to equity must not exceed 0.65 to 1, and the ratio of EBITDA (before special items) to net interest paid must not be less than 3.00 to 1.

SPH Guaranteed Notes

        In June 2002, the Issuer (then organized as an AG) issued US$500 million 6.75% unsecured guaranteed notes due 2012 (the "2012 Notes") and US$250 million 7.50% unsecured guaranteed notes due 2032 (the "2032 Notes", and together with the 2012 Notes, the "SPH Notes"), guaranteed by Sappi Limited and Sappi International S.A. Interest on the SPH Notes is payable semi-annually.

        The indentures governing the SPH Notes provide for an optional redemption of the SPH Notes, in whole or in part, at any time at a redemption price of the greater of (i) the principal amount of the notes to be redeemed and (ii) the sum of the present values of the applicable remaining scheduled payments discounted at a rate as determined under the indentures, together with, in each case, accrued interest. The indentures governing the SPH Notes contain events of default customary for investment grade debt, including failure to pay principal or interest, a default in any other indebtedness, certain enforcement actions against our property and certain bankruptcy events. The indentures also contain certain customary covenants, which restrict our ability to create liens, to enter into sale and leaseback transactions and to undertake mergers or consolidations. US$29 million of the 2032 Notes became available for repurchase during fiscal 2010 and were repurchased by the Group at a discount. For further information, see note 20 to our Group annual financial statements.

        On March 15, 2011, we purchased for cash US$150 million principal amount of the 2012 Notes for an aggregate consideration of approximately US$160.3 million (which includes accrued interest thereon of approximately US$2.5 million). Following the repurchase, the remaining outstanding principal amount of our 2012 Notes is US$350 million. We intend to use a portion of the proceeds of this offering to redeem the remaining outstanding amount of such notes.

2014 Secured Notes

        On July 29, 2009, PE Paper Escrow GmbH ("PE Paper"), a special purpose limited liability company wholly owned by the Issuer, issued €350 million 11.75% Senior Secured Notes due 2014 (the "2014 euro Notes") and US$300 million 12.00% Senior Secured Notes due 2014 (the "2014 Dollar Notes", and together with the 2014 euro Notes, the "2014 Notes"). The interest on the 2014 Notes is payable semi-annually on February 1 and August 1 of each year, commencing on February 1, 2010. The 2014 Notes mature on August 1, 2014.

        PE Paper may on any one or more occasions redeem all or part of the 2014 euro Notes and/or 2014 Dollar Notes, as the case may be, at a redemption price varying based on the period during which the redemption occurs (prior to August 1, 2012, on or after August 1, 2012, on or after August 1, 2013), plus accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of the 2014 Notes on the relevant record date to receive interest due on the relevant interest payment date. PE Paper has agreed to pay certain additional amounts in respect of any withholdings or deductions for certain types of taxes in certain jurisdictions on payments to holders of the 2014 Notes.

        The 2014 Notes are jointly and severally guaranteed on a senior basis by Sappi Limited, the Issuer and certain other subsidiaries of Sappi Limited. The 2014 Notes are secured by first-priority security interests, subject to permitted collateral liens, over certain assets of the PE Paper, Sappi Limited, the Issuer and the other subsidiary guarantors. The security interests are subject to limitations under applicable laws and may be released under certain circumstances.

        We have also agreed to observe certain covenants with respect to the 2014 Notes including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees and on mergers and consolidations. In case of a change of control (including, among others, if all or substantially all of the properties or assets of Sappi Limited and certain of its subsidiaries taken as a whole are sold, transferred or otherwise disposed of, or if any person acquires the majority of voting power of Sappi Limited), holders of the 2014 Notes have the right to require the PE Paper to repurchase all or any part of their 2014 Notes in cash for a value equal to 101% of the aggregate principal amount of the 2014 Notes repurchased, plus accrued and unpaid interest, if any, on the 2014 Notes repurchased to the date of purchase, subject to the rights of holders of 2014 Notes on the relevant record date to receive interest due on the relevant interest payment date.

        The offering of the 2014 Notes, which are listed on the Luxembourg Stock Exchange, was not registered under the Securities Act or any U.S. state securities laws. The 2014 Notes were offered and sold within the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. For further information, see note 20 to our Group annual financial statements.

Domestic Medium Term Note program

        In June 2009, Sappi Southern Africa (Pty) Ltd (previously Sappi Manufacturing (Pty) Ltd) combined its ZAR3 billion (US$437 million) Domestic Medium Term Note Programme established in June 2006 (the "Initial Program") with its commercial paper program established in November 2003 ("Initial CP Program"), into a new ZAR5 billion Domestic Medium Term Note Programme (the "DMTN Program") which supersedes and replaces the Initial Program and the Initial CP Program in their entirety without affecting any notes issued under the Initial Program and Initial CP Program. Notes issued under the DMTN Program are not subject to any minimum or maximum maturity.

        On June 27, 2006, Sappi Southern Africa issued ZAR1 billion (US$146 million) senior unsecured fixed rate notes (the "First Tranche") under its Initial Program at a fixed interest rate of 9.34% payable semi-annually on December 27, and June 27, of each year, commencing on June 27, 2006. The securities issued under the First Tranche mature on June 27, 2013.

        On September 25, 2007, Sappi Southern Africa issued a second tranche of ZAR1 billion (US$146 million) senior unsecured fixed rate notes (the "Second Tranche") under the Initial Program at a fixed interest rate of 10.64%. The interest on the securities issued under the Second Tranche is payable semi-annually on April 14 and October 14 of each year, commencing on April 14, 2008. The securities issued under the Second Tranche mature on October 14, 2011.

        On June 30, 2009, Sappi Southern Africa issued ZAR325 million (US$41 million) and on July 13, 2009, issued ZAR175 million (US$21 million) Senior Unsecured Fixed Rate Notes (collectively the "Third Tranche") under the DMTN Program at a fixed interest rate of 12.13%, payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2009. The securities issued under the Third Tranche mature on June 30, 2012.

        Sappi Southern Africa has also agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets. Should a change of control event (more than 50% of the voting rights of Sappi Southern Africa be acquired by any party other than a subsidiary of Sappi Limited) and a negative rating event (a downgrade of Sappi Southern Africa's national credit rating) in respect of the change of control occur, then the holders of the securities may, within 30 days after the negative rating event, require the redemption of the notes by way of an extraordinary resolution.

        The offering of the securities, which are listed on the Bond Exchange of South Africa, was not registered under the Securities Act or any U.S. state securities laws. The securities were offered and sold outside the United States in accordance with Regulation S under the Securities Act, and were not offered and sold within the United States.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2011

SAPPI LIMITED,
By:	/s/ L. Newman Name: L. Newman Title: Group Financial Controller